      As filed with the Securities and Exchange Commission on January 26, 2000

                                                    Registration No. 333-89875

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                       Pre-Effective Amendment No.1 To
                                   FORM S-6

               FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                    OF SECURITIES OF UNIT INVESTMENT TRUSTS
                           REGISTERED ON FORM N-8B-2


                   TITANIUM UNIVERSAL LIFE VARIABLE ACCOUNT
                             (Exact name of trust)

                    UNITED INVESTORS LIFE INSURANCE COMPANY
                              (Name of depositor)

                            2001 Third Avenue South
                           Birmingham, Alabama 35233
         (Complete address of depositor's principal executive offices)

     (Name and complete address
     of agent for service)                      Copy to:

     John H. Livingston, Esq.                   Frederick R. Bellamy, Esq.
     United Investors Life Insurance Company    Sutherland Asbill & Brennan LLP
     2001 Third Avenue South                    1275 Pennsylvania Avenue, N.W.
     Birmingham, Alabama 35233                  Washington, D.C. 20004-2415

                 Approximate date of proposed public offering:
  As soon as practicable after the effective date of this Registration Statement

  Securities Being Offered: Flexible Premium Variable Life Insurance Policies

     The Registrant hereby amends this Registration Statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                        FLEXIBLE PREMIUM VARIABLE LIFE
                               INSURANCE POLICY
                                   issued by
                    United Investors Life Insurance Company
                                    through
                   Titanium Universal Life Variable Account

                                  Prospectus
                               February 15, 2000

     Please read this prospectus carefully before investing, and keep it for future reference. It contains important information about the Titanium Investor variable life insurance policy.

     The SEC maintains an Internet website (http://www.sec.gov) that contains material incorporated by reference into this prospectus and other information.

     Variable life insurance policies involve certain risks, and you may lose some or all of your investment.

 .  We do not guarantee how any of the subaccounts will perform.

 . The policy is not a deposit or obligation of any bank, and no bank endorses or guarantees the policy.

 . Neither the U.S. Government nor any Federal agency insures your investment in the policy.

There is no guaranteed cash surrender value for amounts allocated to the variable subaccounts. If the net cash surrender value (the cash surrender value reduced by any loan balance) is insufficient to cover the charges due under the policy, the policy may terminate without value.

Neither the SEC nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

United Investors Life Insurance Co.
2001 Third Avenue South
Birmingham, Alabama 35233


                             TITANIUM INVESTOR(SM)
                       VARIABLE UNIVERSAL LIFE INSURANCE

     The policy offers 33 funding choices--one fixed account (paying a guaranteed minimum fixed rate of interest) and 32 variable subaccounts which invest in the following mutual fund portfolios:

AIM Variable Insurance Funds, Inc.
     .  AIM V.I. Capital Appreciation Fund
     .  AIM V.I. Growth Fund
     .  AIM V.I. Growth and Income Fund
     .  AIM V.I. International Equity Fund
     .  AIM V.I. Value Fund
     The Alger American Fund
     .  Alger American Growth Portfolio
     .  Alger American Income & Growth Portfolio
     .  Alger American Leveraged AllCap Portfolio
     .  Alger American MidCap Growth Portfolio
     .  Alger American Small Capitalization Portfolio
     BT Insurance Funds Trust
     .  EAFE(R) Equity Index Fund
     .  Small Cap Index Fund
     Dreyfus Funds
     .  Dreyfus VIF-Capital Appreciation Portfolio
     .  Dreyfus VIF-Money Market Portfolio
     .  Dreyfus VIF-Quality Bond Portfolio
     .  The Dreyfus Socially Responsible Growth Fund, Inc.
     Evergreen Funds
     .  Evergreen VA Equity Index Fund
     .  Evergreen VA Foundation Fund
     .  Evergreen VA Global Leaders Fund
     .  Evergreen VA Small Cap Value Fund
     INVESCO Variable Investment Funds, Inc.
     .  INVESCO VIF- Equity Income Fund
     .  INVESCO VIF- Technology Fund
     .  INVESCO VIF- Utilities Fund
     MFS(R) Variable Insurance Trust(SM)
     .  MFS(R) Emerging Growth Series
     .  MFS(R) Growth with Income Series
     .  MFS(R) Research Series
     .  MFS(R) Total Return Series
     Strong Variable Insurance Funds, Inc.
     .  Strong Discovery Fund II
     .  Strong Mid Cap Growth Fund II
     .  Strong Opportunity Fund II
     Templeton Variable Products Series Fund
     .  Templeton Asset Allocation Fund
     .  Templeton International Fund

Table of Contents
================================================================================

Summary...................................................................    1
  The Policy..............................................................    1
  Payment of Premiums.....................................................    1
  Funding Choices.........................................................    1
  Charges and Deductions..................................................    2
  Taxes...................................................................    5
  Cash Benefits...........................................................    5
  Death Benefit...........................................................    5
  Termination.............................................................    6
  Other Information.......................................................    6
  Inquiries...............................................................    6

Titanium Universal Life Variable Account..................................    7
  The Portfolios..........................................................    7

Fixed Account.............................................................   11

The Policy................................................................   11
  Applying for a Policy...................................................   11
  Conditional Receipt.....................................................   12
  "Free Look" Right to Cancel the Policy..................................   12
  Premiums................................................................   12
  Transfers...............................................................   14
  Dollar-Cost Averaging...................................................   15
  Automatic Asset Rebalancing.............................................   15
  Surrender of the Policy.................................................   16
  Withdrawals.............................................................   16
  Loan Benefits...........................................................   16
  Requesting Payments.....................................................   17
  Policy Changes..........................................................   18
  Reports to Owners.......................................................   18
  Other Policy Provisions.................................................   18
  Assignment and Change of Owner..........................................   19

Death Benefits............................................................   19
  Amount of Death Benefit Payable.........................................   19
  Death Benefit Options...................................................   20
  Adjustable Term Insurance Rider and Target Face Amount..................   21
  Changing the Death Benefit Option.......................................   22
  Changing the Face Amount................................................   22
  Effect of Withdrawals on the Death Benefit..............................   23
  Beneficiary.............................................................   23
  Supplemental Benefits...................................................   23

Charges and Deductions....................................................   24
  Premium Expense Charges.................................................   25
  Mortality and Expense Risk Charge.......................................   26
  Monthly Deduction.......................................................   26
  Surrender Charge........................................................   26
  Transaction Charges.....................................................   27

  Other Charges..........................................................    28
  Cost of Insurance......................................................    28
  Reduction in Charges for Certain Groups................................    29

Policy Values............................................................    29
  Policy Value...........................................................    29
  Variable Account Value.................................................    29
  Fixed Account Value....................................................    31

Tax Considerations.......................................................    32
  Introduction...........................................................    32
  Tax Status of the Policy...............................................    32
  Tax Treatment of Policy Benefits.......................................    32
  Taxation of United Investors...........................................    35
  Employment-Related Benefit Plans.......................................    35

Other Information........................................................    35
  United Investors Life Insurance Company................................    35
  Sale of the Policies...................................................    35
  Changing the Variable Account..........................................    36
  Voting of Portfolio Shares.............................................    36
  Addition, Deletion, or Substitution of Investments.....................    37
  Other Information......................................................    37
  Litigation.............................................................    37
  Legal Matters..........................................................    38
  Experts................................................................    38
  Financial Statements...................................................    38

Appendix A: Hypothetical Illustrations...................................    39
Appendix B: Directors and Officers of United Investors...................    48
Appendix C: Glossary.....................................................    49
Appendix D: Financial Statements.........................................   F-1



--------------------------------------------------------------------------------


This prospectus generally describes only the variable portion of the policy, except where the fixed account is specifically mentioned.

Buying this policy might not be a good way of replacing your existing insurance or adding more insurance if you already own a flexible premium variable life insurance policy.

Certain terms and phrases used in this prospectus are explained in Appendix C (the Glossary).

Summary
================================================================================

     This is a summary of some of the more important points that you should know and consider before purchasing the Titanium Investor variable life insurance policy.

The Policy

     The Titanium Investor variable life insurance policy is an individual flexible premium variable life insurance policy issued by United Investors Life Insurance Company. Among other things, the policy:

(a) provides insurance protection on the life of the insured until the policy's maturity date.

(b) allows you to vary the amount and timing of the premiums you pay and to change the amount of the death benefit payable under the policy.

(c) provides the opportunity for cash value build-up on a tax-deferred basis, depending on investment performance of the underlying mutual fund portfolios. However, there is no guaranteed policy value and you bear the risk of poor investment performance. (d) permits you to borrow against the policy value, to make withdrawals, or to surrender the policy completely. Loans and withdrawals will affect the policy value and may affect the death benefit and termination of the policy. Loans, withdrawals and surrenders may be taxable and subject to a 10% tax penalty before age 59-1/2.

     In addition to providing life insurance, the policy provides a means of investing for your retirement or other long-term purposes. Tax deferral allows the entire amount you have invested (net of charges) to remain in the policy where it can continue to produce an investment return. Therefore, your money could grow faster than in a comparable taxable investment where current income taxes would be due each year.

     You may divide your Titanium Investor policy value among the fixed account and 32 variable subaccounts which invest in specified portfolios of underlying mutual funds. We guarantee the principal and a minimum interest rate you will receive from the fixed account. However, the value of what you allocate to the variable subaccounts is not guaranteed. Instead, your investment in the variable subaccounts will go up or down with the performance of the particular mutual fund portfolios you select (and the deduction of charges). You will lose money on policy value allocated to the variable subaccounts if performance is not sufficiently positive to cover the charges under the policy.

Payment of Premiums

     Although you select a premium payment plan, you are not required to follow it. (The minimum initial premium and planned premium depend on age, sex, and risk class of the insured, on the face amount of the policy, and on any supplemental benefit riders to the policy.) Within limits, you can vary the frequency and amount of premium payments and can skip planned premiums. However, extra premiums may be required to prevent policy termination under certain circumstances.

Funding Choices

     We deduct premium expense charges from each premium payment, and then we allocate the net premium among the variable subaccounts and the fixed account according to your written instructions.

     You may allocate each premium (and your existing policy value) among variable subaccounts which invest in the following 32 mutual fund portfolios:

     AIM Variable Insurance Funds, Inc.

     .  AIM V.I. Capital Appreciation Fund
     .  AIM V.I. Growth Fund
     .  AIM V.I. Growth and Income Fund
     .  AIM V.I. International Equity Fund
     .  AIM V.I. Value Fund
     The Alger American Fund
     .  Alger American Growth Portfolio
     .  Alger American Income & Growth Portfolio
     .  Alger American Leveraged AllCap Portfolio
     .  Alger American MidCap Growth Portfolio
     .  Alger American Small Capitalization
     BT Insurance Funds Trust
     .  EAFE(R) Equity Index Fund
     .  Small Cap Index Fund
     Dreyfus Funds
     .  Dreyfus VIF-Capital Appreciation Portfolio

     .  Dreyfus VIF-Money Market Portfolio
     .  Dreyfus VIF-Quality Bond Portfolio
     .  The Dreyfus Socially Responsible Growth Fund, Inc.
     Evergreen Funds
     .  Evergreen VA Equity Index Fund
     .  Evergreen VA Foundation Fund
     .  Evergreen VA Global Leaders Fund
     .  Evergreen VA Small Cap Value Fund
     INVESCO Variable Investment Funds, Inc.
     .  INVESCO VIF- Equity Income Fund
     .  INVESCO VIF- Technology Fund
     .  INVESCO VIF- Utilities Fund
     MFS(R) Variable Insurance Trust(SM)
     .  MFS(R) Emerging Growth Series
     .  MFS(R) Growth with Income Series
     .  MFS(R) Research Series
     .  MFS(R) Total Return Series
     Strong Variable Insurance Funds, Inc.
     .  Strong Discovery Fund II
     .  Strong Mid Cap Growth Fund II
     .  Strong Opportunity Fund II
     Templeton Variable Products Series Fund
     .  Templeton Asset Allocation Fund - Class 2
     .  Templeton International Fund - Class 2

     You may also allocate each premium (and your existing policy value) to the fixed account. We guarantee your fixed account allocation will earn at least 3.5% interest per year.

Charges and Deductions

     We deduct a 2.5% premium expense charge from each premium payment for state and local taxes and a 1.5% premium expense charge for the estimated cost of the federal income tax treatment of deferred acquisition costs. In addition, we deduct a 4% sales charge from each premium payment, until premiums paid equal 10 target premiums (or the premiums paid allocated to an increase in the policy's base face amount equal 10 target premiums for the increase). The target premium is specified in your policy's data page, and discussed in the "Premium Expense Charge" section of this prospectus. A new target premium is calculated if you increase the policy's base face amount.

     We also make certain periodic deductions from your policy value. Each month, we deduct a "monthly deduction" from your policy value, which is the sum of the following:

(a)  the cost of insurance charge;

(b)  the initial policy charge ($20 per month for the first 12 months);

(c) the monthly administrative charge (currently $6.00, and guaranteed not to exceed $10.00); and

(d)  any supplemental benefit or rider charges.

     Each day, we deduct a charge from the assets in the variable subaccounts for certain mortality and expense risks we bear under the policy. This charge is at an effective annual rate of 0.75% of those assets during the first ten policy years, .50% during the second ten policy years, and 0.25% thereafter. We guarantee not to increase this mortality and expense risk charge above these annual rates.

     We deduct a surrender charge from the policy value upon a full surrender before the 14th policy anniversary (or the 14th anniversary of any increase in the policy's base face amount). The surrender charge consists of two charges: the administrative surrender charge and the sales surrender charge.

     The administrative surrender charge is $4 per $1,000 of base face amount for the first 9 policy years (or for the 9 years following an increase in the policy's base face amount), and then decreases annually to zero at the 14/th/ policy anniversary.

     The sales surrender charge for the first 2 policy years (or for the 2 years following an increase in the policy's base face amount) is:

 .  26% of premium paid up to one target premium, plus
 . 6% of premium paid above one target up to two target premiums, plus . 5% of premium paid above two target premiums.

     The sales surrender charge for policy years 3 through 9 (or for years 3 through 9 following an increase in the policy's base face amount) is:

 .  46% of premium paid up to one target premium, plus
 .  44% of premium paid above one target up to two target premiums.

     The sales surrender charge then decreases annually to zero at the 14/th/ policy anniversary.

     In addition, investment management fees, operating expenses, and in some cases 12b-1 fees are deducted from each portfolio of the underlying mutual funds. See the table below for a summary of these portfolio expenses for the last year.

Portfolio Annual Expenses/1/
(% of net assets of the portfolio)

-----------------------------------------------------------------------------------------------------------------
                                                    Management   12b - 1    Other/2 3/     Total/2/ Portfolio
                                                      Fee/2/       Fees       Expenses          Expenses
                                                    (after any               (after any     (after waiver or
                    Portfolio                         waiver)              reimbursement)    reimbursement)
-----------------------------------------------------------------------------------------------------------------
     AIM Variable Insurance Funds, Inc.
 .  AIM V.I. Capital Appreciation Fund                  0.62%       None          0.05%             0.67%
 .  AIM V.I. Growth Fund                                0.64%       None          0.08%             0.72%
 .  AIM V.I. Growth and Income Fund                     0.61%       None          0.04%             0.65%
 .  AIM V.I. International Equity Fund                  0.75%       None          0.16%             0.91%
 .  AIM V.I. Value Fund                                 0.61%       None          0.05%             0.66%
-----------------------------------------------------------------------------------------------------------------
     The Alger American Fund
 .  Alger American Growth Portfolio                     0.75%       None          0.04%             0.79%
 .  Alger American Income & Growth Portfolio           0.625%       None         0.075%             0.70%
 .  Alger American Leveraged AllCap Portfolio           0.85%       None          0.11%             0.96%
 .  Alger American MidCap Growth Portfolio              0.80%       None          0.04%             0.84%
 .  Alger American Small Capitalization Portfolio       0.85%       None          0.04%             0.89%
-----------------------------------------------------------------------------------------------------------------
     BT Insurance Funds Trust
 .  EAFE(R) Equity Index Fund                           0.45%       None          0.15%             0.65%
 .  Small Cap Index Fund                                0.35%       None          0.10%             0.45%
-----------------------------------------------------------------------------------------------------------------
               Dreyfus Funds
 .  Dreyfus VIF - Capital Appreciation Portfolio        0.75%       None          0.06%             0.81%
 .  Dreyfus VIF - Money Market Portfolio                0.50%       None          0.06%             0.56%
 .  Dreyfus VIF - Quality Bond Portfolio                0.65%       None          0.08%             0.73%
 .  The Dreyfus Socially Responsible Growth Fund        0.75%       None          0.05%             0.80%
-----------------------------------------------------------------------------------------------------------------
            Evergreen Funds
 .  Evergreen VA Equity Index Fund                      0.00%       None          0.30%             0.30%
 .  Evergreen VA Foundation Fund                        0.83%       None          0.17%             1.00%
 .  Evergreen VA Global Leaders Fund                    0.39%       None          0.61%             1.00%
 .  Evergreen VA Small Cap Value Fund                   0.00%       None          1.00%             1.00%
-----------------------------------------------------------------------------------------------------------------
    INVESCO Variable Investment Funds, Inc.
 .  INVESCO VIF - Equity Income Fund                    0.75%       None          0.18%             0.93%
 .  INVESCO VIF - Technology Fund                       0.75%       None          0.65%             1.40%
 .  INVESCO VIF - Utilities Fund                        0.60%       None          0.48%             1.08%
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
                                                    Management   12b - 1    Other/2 3/   Total/2/ Portfolio
                                                      Fee/2/       Fees       Expenses          Expenses
                                                    (after any               (after any     (after waiver or
                    Portfolio                         waiver)              reimbursement)    reimbursement)
-----------------------------------------------------------------------------------------------------------------
      MFS(R) Variable Insurance Trust(SM)
 .  MFS(R) Emerging Growth Series                       0.75%       None          0.10%             0.85%
 .  MFS(R) Growth with Income Series                    0.75%       None          0.13%             0.88%
 .  MFS(R) Research Series                              0.75%       None          0.11%             0.86%
 .  MFS(R) Total Return Series                          0.75%       None          0.16%             0.91%
-----------------------------------------------------------------------------------------------------------------
     Strong Variable Insurance Funds, Inc.
 .  Strong Discovery Fund II                            1.00%       None          0.18%             1.18%
 .  Strong Mid Cap Growth Fund II                       1.00%       None          0.20%             1.20%
 .  Strong Opportunity Fund II                          1.00%       None          0.16%             1.16%
-----------------------------------------------------------------------------------------------------------------
    Templeton Variable Products Series Fund/3/
 .  Templeton Asset Allocation Fund - Class 2           0.60%       0.25%         0.18%             1.03%
 .  Templeton International Fund - Class 2              0.69%       0.25%         0.17%             1.11%
-----------------------------------------------------------------------------------------------------------------

/1/These expenses are deducted directly from the assets of the underlying mutual fund portfolios and therefore reduce their net asset value. The investment adviser of each underlying mutual fund supplied the above information, and we have not independently verified it. The expenses shown are those incurred for the year ended December 31, 1998 except that the Evergreen VA Equity Index Fund commenced operations on September 30, 1999, so the figures for this portfolio are estimates for its first year of operations. Current or future expenses may be greater or less than those shown. See the underlying mutual funds' prospectus for more complete information.

/2/With respect to certain Portfolios, the Portfolio's investment adviser is waiving part or all of its Management Fee and reimbursing part or all of the Other Expenses. Absent the waivers or reimbursements, the 1998 expenses of these Portfolios would have been as indicated below:

                                                                                 Total Portfolio
                                                                   Other/3/           Annual
                                        Management     12b - 1     Expenses          Expenses
             Portfolio               Fee (before any    Fees     (before any    (before waiver or
                                         Waiver)                reimbursement)    reimbursement)
Evergreen VA Equity Index Fund           0.40%          None        0.46%             0.86%
Evergreen VA Global Leaders Fund         0.95%          None        0.61%             1.56%
Evergreen VA Small Cap Value Fund        0.95%          None        2.52%             3.47%
INVESCO VIF - Equity Income Fund         0.75%          None        0.42%             1.17%
INVESCO VIF - Technology Fund            0.75%          None        5.85%             6.60%
INVESCO VIF - Utilities Fund             0.60%          None        1.24%             1.84%
Strong Mid Cap Growth Fund II            1.00%          None        0.55%             1.55%

/3/Class 2 of the Templeton Variable Products Series Fund has a distribution plan or "Rule 12-b-1 plan" that is described in the Fund's prospectus.

     We also deduct a portion of the surrender charge if you reduce the base face amount of the policy, or if a withdrawal causes the base face amount to be reduced. See the "Surrender Charge" section of this prospectus.

     There is also a $25 transaction charge for transactions in excess of the following limits:

 . each withdrawal after the 1/st/ in a policy year (the charge is limited to 2% of the withdrawal);
 . each transfer between subaccounts and/or the fixed account after the 12/th/ in a policy year;
 .   each requested policy illustration after the 1/st/ in a policy year.

Taxes

     We intend for the policy to satisfy the definition of life insurance under the Internal Revenue Code. Therefore, the death benefit generally should be excludable from the gross income of its recipient.Similarly, you should not be deemed to be in constructive receipt of the policy value, and therefore should not be taxed on increases in the policy value until you take out a loan or withdrawal, surrender the policy, or we pay the maturity benefit. Under certain circumstances, a policy could be treated as a modified endowment contract. See "Tax Considerations" for a discussion of when distributions, such as withdrawals, surrenders and loans, from policy value could be subject to Federal income tax and penalty tax.

Cash Benefits

     Your policy value is the sum of the amounts allocated to the variable subaccounts (variable account value) and the amount allocated to the fixed account (fixed account value). The cash surrender value (the policy value less any applicable surrender charge) may be substantially less than the premiums paid.

     Policy Loans. You may take loans in aggregate amounts of up to 90% of the policy's cash surrender value. Policy loans reduce the amount available for allocations and transfers.

     Full Surrender. You may surrender the policy at any time for its net cash surrender value. The net cash surrender value is the cash surrender value less any loan balance.

     Withdrawal. You generally may make a withdrawal from the net cash surrender value at any time during the insured's life, provided that the policy has sufficient net cash surrender value remaining.

Death Benefit

     You must select one of two death benefit options under the policy:

(a) Option A: the greater of the policy's base face amount or a multiple of its policy value; or

(b) Option B: the greater of (i) the policy's base face amount plus its policy value or (ii) a multiple of its policy value.

The total death benefit equals the base death benefit above, plus any amounts provided by the adjustable term insurance rider and any other riders payable on the death of the insured.

     Subject to certain limits, you may change the policy's face amount and death benefit.

     The policy's no-lapse guarantee feature will keep the policy in force during the first three policy years even if there is insufficient cash surrender value to pay the cost of insurance and other periodic charges. The no-lapse guarantee remains effective during the first three policy years so long as cumulative premiums paid on the policy, less gross withdrawals and any outstanding loan balance, equals or exceeds the cumulative no-lapse monthly premiums for the number of months the policy has been in force.

     An optional death benefit guarantee rider is available, which allows you to choose one of two guarantee periods at the time of application:

 .   to the later of the insured's age 65 or 10 years, or
 .   for the lifetime of the insured, or to the maturity date.

Each guarantee period requires the payment of higher premiums, and the guarantee does not apply to any rider benefits. As long as the guarantee is in force, we will deduct a monthly charge for the rider from your policy value. This optional benefit rider is not available in all states.

Termination

     There is no minimum guaranteed policy value. The policy value may decrease if the investment performance of the variable subaccounts (to which policy value is allocated) is not sufficiently positive to cover the charges deducted under the policy.

     If the net cash surrender value (based on the policy value) becomes insufficient to cover the monthly deduction when due, and the no-lapse guarantee or an optional death benefit guarantee is not in effect, the policy will terminate without value after a grace period, even if all planned premiums have been paid in full and on schedule. Additional premium payments will be necessary during the grace period to keep the policy in force if this occurs.

Other Information

     Free Look: For a limited time after the policy's effective date, you may cancel the policy and receive a full refund of all premiums paid.

     Supplemental Benefits: Your policy may have one or more supplemental benefits which are attached to the policy by rider. Each is subject to its own requirements as to eligibility and additional cost. In addition to the optional death benefit guarantee rider previously described, other benefits currently available under the policy are:

 .  accelerated death benefit rider;
 .  accidental death benefit rider;
 .  additional insured term insurance rider;
 .  adjustable term insurance rider;
 .  change of person insured rider;
 .  children's term insurance rider;
 .  disability waiver of monthly deductions rider;
 . disability waiver of specified premium rider; and . option to purchase additional insurance rider.

     Other supplemental benefits may also be available, and all benefits may not be available in all states.

     Transfers: Within certain limits, you may transfer all or part of your policy value among the variable subaccounts and the fixed account.

     Dollar-Cost Averaging: You may have automatic transfers of a predetermined amount made from the fixed account or the money market variable subaccount to other variable subaccounts. Certain minimums and other restrictions apply.

     Automatic Asset Rebalancing: You may have automatic transfers occur at selected intervals that will reallocate your policy value according to your premium allocation percentage for new premiums. Certain minimums and other restrictions apply.

     Illustrations: Sample projections of hypothetical death benefits and policy values are in Appendix A to this prospectus. These projections may help you:

(a) understand (i) the long-term effects of different levels of investment performance and (ii) the charges and deductions under the policy; and

(b)  compare the policy to other life insurance policies.

     The projections also show the value of the annual premiums accumulated with interest and demonstrate that the cash surrender value may be low (compared to the premiums plus accumulated interest) if the policy is surrendered in the early policy years. Therefore, the policy should not be purchased as a short-term investment.

     Financial Information: Our financial statements are in Appendix D to this prospectus.

Inquiries

     If you have questions about your policy or need to make changes, contact your financial representative who sold you the policy, or contact us at:

     United Investors Life Insurance Company
     Administrative Office
     2001 Third Avenue South (35233)
     P.O. Box 10287
     Birmingham, Alabama 35202-0287
     Telephone: (800)340-3787

--------------------------------------------------------------------------------

     The policy is not available in all states. This prospectus does not offer the policies in any jurisdiction where they cannot be lawfully sold. You should rely only on the information contained in this prospectus or that we have referred you to. We have not authorized anyone to provide you with information that is different.

     NOTE: Because this is a summary, it does not contain all the information that may be important to you. You should read this entire prospectus and the underlying mutual funds' prospectuses carefully before investing.

                   Titanium Universal Life Variable Account
================================================================================

     The variable subaccounts are divisions of the Titanium Universal Life Variable Account (the "Variable Account"). We established the Variable Account as a segregated asset account on September 15, 1999. The Variable Account will receive and invest the premiums allocated to the variable subaccounts. Our Variable Account is currently divided into 32 subaccounts. Each subaccount invests exclusively in shares of a single mutual fund portfolio. Income, gains and losses arising from the assets of each subaccount are credited to or charged against that subaccount without regard to income, gains or losses from any other subaccount of the Variable Account or arising out of any other business we may conduct.

     The assets in the Variable Account are our property. However, the assets allocated to the variable subaccounts under the policy are not chargeable with liabilities arising out of any other business that we may conduct.

     The Variable Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act"). It meets the definition of a "separate account" under the Federal securities law. However, the SEC does not supervise the management or investment practices or policies of the Variable Account or us.

The Portfolios

     Each subaccount of the Variable Account invests exclusively in shares of a particular mutual fund portfolio. The assets of each portfolio are separate from the assets of the other portfolios. Thus, each portfolio operates separately, and the income, gains, or losses of one portfolio have no effect on the investment performance of any other portfolio.

     The investment objectives and policies of each mutual fund portfolio are summarized below. There is no assurance that any of the portfolios will achieve their stated objectives. More detailed information, including a description of risks, is in the prospectuses of the portfolios which accompany this prospectus.

     The following 32 mutual fund portfolios are currently offered to policy owners through the subaccounts of the Variable Account:


                   Investment Objective and Certain Policies

--------------------------------------------------------------------------------
Portfolio             Investment Objective and Certain Policies
--------------------------------------------------------------------------------
AIM V.I. Capital      Seeks growth of capital through investment in common
Appreciation Fund     stocks, with emphasis on small and medium sized growth
                      companies. Focus is on companies believed to be likely to
                      benefit from new or innovative products, services or
                      processes as well as those that have experienced above-
                      average, long-term growth in earnings.
--------------------------------------------------------------------------------
AIM V.I.              Seeks growth of capital primarily by investing in
Growth Fund           seasoned and better capitalized companies considered to
                      have strong earnings momentum.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Portfolio             Investment Objective and Certain Policies
--------------------------------------------------------------------------------
AIM V.I. Growth and   Seeks growth of capital with a secondary objective of
Income Fund           current income. Focus is on securities of established
                      companies that have long-term, above-average growth
                      earnings and dividends, and growth companies that have
                      potential for above-average growth in earnings and
                      dividends.
--------------------------------------------------------------------------------
AIM V.I               Seeks long-term growth of capital by investing in a
International         diversified portfolio of international equity securities
Equity Fund           whose issuers are considered to have strong earnings
                      momentum. The Fund primarily invests in companies outside
                      of the United States, emphasizing investment in companies
                      in the developed countries of Western Europe and the
                      Pacific Basin.
--------------------------------------------------------------------------------
AIM V.I.              Seeks long-term growth of capital by investing primarily
Value Fund            in equity securities judged by the fund's investment
                      advisor to be undervalued relative to the investment
                      advisor's appraisal of the current or projected earnings
                      of the companies issuing the securities, or relative to
                      current market values of assets owned by the companies
                      issuing the securities or relative to the equity market
                      generally. Income is a secondary objective.
--------------------------------------------------------------------------------
Alger American        Seeks long-term capital appreciation. It focuses on
Growth Portfolio      growing companies that generally have broad product lines, markets, financial resources and depth of management.
                      Under normal circumstances, the portfolio invests
                      primarily in the equity securities of large companies. The portfolio considers a large company to have a market
                      capitalization of $1 billion or greater.
--------------------------------------------------------------------------------
Alger American        Primarily seeks to provide a high level of dividend
Income and            income; its secondary goal is to provide capital
Growth Portfolio      appreciation. The portfolio invests in dividend paying
                      equity securities, such as common or preferred stocks,
                      preferably those which the Manager believes also offer
                      opportunities for capital appreciation.
--------------------------------------------------------------------------------
Alger American        Seeks long-term  capital appreciation. Under normal
Leveraged AllCap      portfolio invests in the equity securities of companies
Portfolio             of any size which demonstrate promising growth potential.
                      The portfolio can leverage, that is, borrow money, up to
                      one-third of its total assets to buy additional
                      securities. By borrowing money, the portfolio has the
                      potential to increase its returns if the increase in the
                      value of the securities purchased exceeds the cost of
                      borrowing, including interest paid on the money borrowed.
--------------------------------------------------------------------------------
Alger American        Seeks long-term capital appreciation. It focuses on
MidCap Growth         mid-size companies with promising growth potential. Under
Portfolio             normal circumstances, the portfolio invests primarily in
                      the equity securities of companies having a market
                      capitalization within the range of companies in the S&P(R)
                      MidCap 400 Index.
--------------------------------------------------------------------------------
Alger American        Seeks long-term capital appreciation. It focuses on
Small                 small, fast-growing companies that offer innovative
Capitalization        products, services or technologies to a rapidly expanding
Portfolio             marketplace. Under normal circumstances, the portfolio
                      invests primarily in the equity securities of small
                      capitalization companies. A small capitalization company
                      is one that has a market capitalization within the range
                      of the Russell 2000(R) Growth Index or the S&P(R) SmallCap
                      600 Index.
--------------------------------------------------------------------------------
BT Insurance          Seeks to match as closely as possible, and before
Funds Trust           expenses, the risk and return characteristics of the
EAFE(R) Equity        Morgan Stanley Capital International (MSCI) EAFE Index,
Index Fund            which emphasizes stocks of companies in major markets in
                      Europe, Australia and the Far East. The Fund may also use
                      stock index futures and options.
--------------------------------------------------------------------------------
BT Insurance          Seeks to match as closely as possible, and before
Funds Trust Small     expenses, the risk and return characteristics of the
Cap Index Fund        Russell 2000 Small Stock Index which emphasizes stocks of
                      small United States companies. The Fund may also use
                      stock index futures and options.
--------------------------------------------------------------------------------
Dreyfus VIF-Capital   Seeks long-term capital growth consistent with the
Appreciation          preservation of capital; current income is a secondary
Portfolio             focusing on 'blue chip' companies with total market values of more than $5 billion at the time of purchase.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Portfolio             Investment Objective and Certain Policies
--------------------------------------------------------------------------------
Dreyfus VIF-Money     Seeks as high a level of current income as is consistent
Market Portfolio      with the preservation of capital and the maintenance of
                      liquidity. The portfolio invests in a diversified
                      portfolio of high-quality, short-term debt securities.
--------------------------------------------------------------------------------
Dreyfus VIF-Quality   Seeks to maximize current income as is consistent with
Bond Portfolio        the preservation of capital and the maintenance of
                      liquidity. The portfolio invests at least 80% of net
                      assets in fixed-income securities, including mortgage-
                      related securities, collateralized mortgage obligations
                      and asset-backed securities, that, when purchased, are
                      rated A or better, and in securities issued or guaranteed
                      by the U.S. government or its agencies or
                      instrumentalities.
--------------------------------------------------------------------------------
Dreyfus Socially      Seeks to provide capital growth, with current income as
Responsible           a secondary goal. To pursue these goals, the fund
Growth Fund, Inc.     invests primarily in the common stock of companies that,
                      in the opinion of the fund's management, meet traditional
                      investment standards and conduct their business in a
                      manner that contributes to the enhancement of the quality
                      of life in America.
--------------------------------------------------------------------------------
Evergreen VA          Seeks investment results that achieve price and yield
Equity Index Fund     performance similar to the Standard and Poor's 500
                      Composite Stock Price Index (S&P 500 Index). The fund's
                      investment advisor uses a passive management approach and
                      purchases all or a representative sample of the stocks
                      comprising the S&P 500 Index which is an un-managed index
                      of 500 common stocks chosen to reflect the industries of
                      the U.S. economy and is often considered a proxy for the
                      stock market in general.
--------------------------------------------------------------------------------
Evergreen VA          Seeks, in order of priority, reasonable income,
Foundation Fund       conservation of capital and capital appreciation. The fund invests principally in a combination of common stocks,
                      securities convertible into or exchangeable for common
                      stocks and fixed income securities.
--------------------------------------------------------------------------------
Evergreen VA          Seeks to provide investors with long-term capital growth.
Global Leaders        The fund normally invests at least 65% of its assets in
Fund                  a diversified portfolio of U.S. and non-U.S. equity
                      securities of companies located in the world's major
                      industrialized countries.
--------------------------------------------------------------------------------
Evergreen VA          Seeks current income and capital growth in the value of
Small Cap Value       its shares. The fund invests primarily in common stocks
Fund                  and convertible preferred stocks of small companies (less
                      than $1 billion in market capitalization). The fund seeks
                      to limit the investment risk of small company investing by seeking stocks that produce regular income and trade below what the manager considers their intrinsic value. The fund looks specifically for various growth triggers that will
                      bring the stock's price into line with its actual or
                      potential value, such as new products, new management,
                      changes in regulation and/or restructuring potential.
--------------------------------------------------------------------------------
INVESCO VIF-          Primary goal is high current income. Capital growth is a
Equity Income         secondary objective in the selection of portfolio
Fund                  securities. The fund normally invests at least 65% of its
                      assets in dividend-paying common and preferred stocks.
                      Although it focuses on the stocks of larger companies with a strong record of paying dividends, the Fund's assets may be invested in equity securities that do not pay regular
                      dividends.
--------------------------------------------------------------------------------
INVESCO VIF-          Seeks capital appreciation and invests in strong growth
Technology Fund       companies engaged in various technology-related
                      industries. Although the funds can invest in debt
                      securities, it primarily invests in equity securities that are believed will rise in price faster than other
                      investments, as well as other investments whose value is
                      based upon the values of equity securities. The fund tends to be more volatile than other mutual funds, and the value of its portfolio investments tend to go up and down more
                      rapidly. As a result, the value of a fund share may rise
                      or fall rapidly.
--------------------------------------------------------------------------------
INVESCO VIF-          Seeks capital growth and income through investments in
Utilities Fund        companies that produce, generate, transmit or distribute
                      natural gas or electricity, and in companies that provide
                      telecommunication services including local, long distance
                      and wireless. Stock selections are based on the merits of
                      the individual companies, but weighting within the various industry segments are monitored to prevent extreme tilts
                      in the fund. The fund tends to be more volatile than other mutual funds, and the value of its portfolio investments
                      tend to go up and down more rapidly. As a result, the
                      value of a fund share may rise or fall rapidly.
--------------------------------------------------------------------------------
MFS(R) Emerging       Seeks to provide long-term growth of capital. The series
Growth Series         normally invests at least 65% of its total assets in
                      common stocks and related securities, such as preferred
                      stocks, convertible securities and depositary receipts for those securities, of emerging growth companies.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Portfolio             Investment Objective and Certain Policies
--------------------------------------------------------------------------------
MFS(R) Growth         Seeks to provide reasonable current income and long-term
With Income           growth of capital and income. The series normally
Series                invests at least 65% of its total assets in common
                      stocks and related securities, such as preferred stocks,
                      convertible securities and depositary receipts for those
                      securities. The series generally focuses on companies with larger market capitalizations that are believed to have
                      sustainable growth prospects and attractive valuations
                      based on current and expected earnings or cash flow.
--------------------------------------------------------------------------------
MFS(R) Research       Seeks to provide long-term growth of capital and future
Series                income.  The series normally invests at least 80% of its
                      total assets in common stocks and related securities, such as preferred stocks, convertible securities and depositary receipts. The series focuses on companies believed to have favorable prospects long-term growth, attractive
                      valuations based on current and expected earnings or cash
                      flow, dominant or growing market share, and superior
                      management.
--------------------------------------------------------------------------------
MFS(R) Total          Seeks primarily to provide above-average income
Return Series         (compared to a portfolio invested entirely in equity
                      securities) consistent with the prudent employment of
                      capital, and secondarily to provide opportunity for growth of capital and income. The series is a "balanced fund" and invests in a combination of equity and fixed income
                      securities.
--------------------------------------------------------------------------------
Strong Discovery      Seeks capital growth. The fund invests in a diversified
Fund II               portfolio of common stocks from small, medium, and large-
                      capitalization companies. The fund has an active trading
                      approach.
--------------------------------------------------------------------------------
Strong Mid Cap        Seeks capital growth. The fund invests at least 65% of
Growth Fund II        its assets in stocks of medium-capitalization companies
                      that the fund's managers believe have favorable prospects
                      for accelerating growth of earnings but are selling at
                      reasonable valuations based on earnings, cash flow, or
                      asset value. The fund has an active trading approach.
--------------------------------------------------------------------------------
Strong                Seeks capital growth. The fund invests primarily in
Opportunity Fund      stocks of medium-capitalization companies that the fund's
II                    manager believes are underpriced, yet have attractive
                      growth prospects based on a company's "private market
                      value," the price an investor would be willing to pay for
                      the entire company given its management, financial health, and growth potential.
--------------------------------------------------------------------------------
Templeton Asset       Seeks a high level of total return. Invests in stocks of
Allocation Fund*      companies of any nation, bonds of companies and
                      governments of any nation, and in money market
                      instruments. The mix of investments will be adjusted to
                      capitalize on total return potential produced by changing
                      economic conditions throughout the world, including
                      emerging markets. Foreign investing involves special
                      risks.
--------------------------------------------------------------------------------
Templeton             Seeks long-term capital growth. Invests primarily in
International         stocks of companies located outside the United States,
Fund*                 including emerging markets. Foreign investing involves
                      special risks.
--------------------------------------------------------------------------------

     Each mutual fund portfolio is designed to provide an investment vehicle for variable annuity and variable life insurance contracts issued by various insurance companies. For more information about the risks associated with the use of the same funding vehicle for both variable annuity and variable life insurance contracts of various insurance companies, see the prospectuses of the portfolios which accompany this prospectus.

     These mutual fund portfolios are not available for purchase directly by the general public, and are not the same as other mutual fund portfolios with very similar or nearly identical names that are sold directly to the public. However, the investment objectives and policies of certain portfolios available under the policy are very similar to the investment objectives and policies of other portfolios that are or may be managed by the same investment adviser or manager. Nevertheless, the investment performance and results of the portfolios available under the policy may be lower, or higher, than the investment results of such other (publicly available) portfolios. There can be no assurance, and no representation is made, that the investment results of any of the portfolios available under

________________________________

* On February 8, 2000 a shareholders meeting will be held to approve a proposal to merge the funds of Templeton Variable Products Series Fund into the similar corresponding funds of Franklin Templeton Variable Insurance Products Trust (Reorganization). If approved, the Reorganization will be completed by May 1, 2000.

the policy will be comparable to the investment results of any other mutual fund portfolio, even if the other portfolio has the same investment adviser or manager and the same investment objectives and policies, and a very similar name.

     We may receive payments or revenues from some or all of the mutual fund portfolios or their investment advisers. The amount we receive may depend on how much of our policy value is invested in the applicable portfolios.

 Fixed Account
================================================================================

     The funding choice guaranteeing your principal and a minimum fixed rate of interest is called the "fixed account." It is not registered under the Securities Act of 1933, and it is not registered as an investment company under the Investment Company Act of 1940. Accordingly, neither the fixed account nor any interests therein are subject to the provisions or restrictions of these Federal securities laws, and the disclosure regarding the fixed account has not been reviewed by the staff of the SEC.

     The fixed account is part of our general account assets. It is not a separate account. Amounts allocated to the fixed account are credited with interest at rates determined in our sole discretion, but in no event will interest credited on these amounts be less than an effective annual rate of 3.5%. The current interest rate is the guaranteed minimum interest rate plus any excess interest rate. The current interest rate is determined periodically. The current interest rate will be guaranteed for at least a one-year period. You assume the risk that interest credited may not exceed the guaranteed minimum rate of 3.5% per year. We may credit interest at a rate in excess of 3.5% per year, but any excess interest credited will be determined in our sole discretion. The policy owner assumes the risk that interest credited to the fixed account may not exceed 3.5% per year. The fixed account may not be available in all states.

     Our general account assets are used to support our insurance and annuity obligations other than those funded by separate accounts. Subject to applicable law, we have sole discretion over the investment of the assets of the fixed account.

     As the policy owner, you determine the allocation of policy value to the fixed account. There are significant limits on your right to transfer policy value into and out of the fixed account. (See "Transfers.")

 The Policy
================================================================================

Applying for a Policy

     To purchase a policy, you must complete an application, submit it to our administrative office (at the address listed in the "Inquiries" section of this prospectus), and pay an initial premium which varies by age, sex and risk class. (See "Premiums" below.) The initial premium must be paid prior to the policy's effective date. (We will only accept a premium that complies with our underwriting rules.) Coverage becomes effective as of the policy's effective date. If the proposed insured dies before the policy's effective date, our sole obligation will be to return the premium paid plus any interest earned on it (unless a conditional receipt is in effect).

     Generally, we will issue a policy covering an insured up to attained age 75 (on the policy's effective date) if evidence of insurability satisfies our underwriting rules. Evidence of insurability may include, among other things, a medical examination of the insured. We may, in our sole discretion, issue a policy covering an insured over age 75. We reserve the right not to accept an application for any lawful reason.

Conditional Receipt

     You may be given a 'conditional receipt' when you apply for a policy, if you pay an initial premium (or a 'conditional deposit') equal to at least one no-lapse monthly premium. However, even if you are given a conditional receipt, no life insurance will take effect earlier than the policy delivery date unless all of the conditions of the conditional receipt are met. These conditions are specified in the conditional receipt. If these conditions are not met, then we have no liability except to return the initial premium.

     The maximum amount of insurance available under a conditional receipt is $500,000. Until we approve the application and issue the policy (on its effective date), your premium is not invested (in either the variable or the fixed account) and you have no policy value.

     The terms of the conditional receipt may depend on requirements of your state, and it may have a different name.

"Free Look" Right to Cancel the Policy

     During the "free look" period, you may cancel your policy and receive a refund of all premiums paid. The "free look" period expires the later of:

     (a)  20 days after you receive your policy; or

     (b)  45 days after you sign the application for the policy.

     Some states may require a longer period or a different refund amount. In order to cancel the policy, you must return it by mail or other delivery before the end of the "free look" period to our administrative office or to the agent who sold it to you.

Premiums

     The premium amounts sufficient to fund a policy depend on a number of factors, such as:

     (a)  the age, sex and risk class of the proposed insured;

     (b)  the face amount of the policy;

     (c)  any supplemental benefits under the policy; and

     (d)  the investment performance of the portfolios you choose.

     The initial premium must be at least equal to the no-lapse monthly premium. After the initial premium is paid, additional premiums may be paid at any time. We currently require that any additional premiums be at least $25.00 (or the no-lapse monthly premium, if less). We will give you 90 days' advance written notice if we change this minimum.

     Total premiums paid in a policy year may not exceed guideline premium limitations for life insurance set forth in the Internal Revenue Code. We reserve the right to reject any premium that would result in the policy being disqualified as life insurance under the Code and will refund any rejected premium. (See "Tax Considerations.")

     Planned Premiums. When you apply for a policy, you select a quarterly, semi-annual or annual premium payment plan. You may also arrange for premiums to be paid monthly, quarterly, semi-annually or annually via automatic deduction from your checking account or other payment methods approved by us. You are not required to pay premiums in accordance with this premium plan; rather, you can pay more or less than planned premiums (subject to the minimum noted above), or skip a planned premium entirely. You can change the amount of planned premiums and payment arrangements, or switch payment frequencies, whenever you want by providing satisfactory written instructions to our administrative office. Such changes will be effective upon our receipt of the instructions. If you increase the policy's face amount, then a change in the amount of planned premiums may be advisable, depending on the policy value at that time and the amount of the increase requested. (See "Changing the Face Amount.")

     Premiums to Prevent Termination.   If you do not pay planned premiums or if
the investment performance of the policy's variable subaccounts is not sufficient, your policy may terminate without value. Policy termination depends on (i) whether the net cash surrender value is sufficient to cover the monthly deduction when due and (ii) whether the no-lapse guarantee or an optional death benefit guarantee is in effect.

     If the no-lapse guarantee or an optional death benefit guarantee is not in effect on a monthly processing date and either

     (a)  the net cash surrender value is less than the monthly deduction, or

     (b)  the loan balance exceeds the cash surrender value,

the policy will terminate without value unless additional premiums are paid. (See "Monthly Deduction" and "No-Lapse Guarantee.") This can occur even if you
                                                     --------------------------
have paid all planned premiums in full and on time.
--------------------------------------------------

     You will have a 61-day grace period to pay a premium sufficient to cover the monthly deduction. We will send notice of the amount required to be paid during the grace period to your last known address (and to any assignee of record). The grace period will begin when the notice is sent, and your policy will remain in effect during the grace period. (See "Amount of Death Benefit Payable" and "Effect of Policy Loan.") The payment required (called the "grace period premium") will not exceed:

     (a) the amount by which the loan balance exceeds the cash surrender value; plus

     (b) any accrued and unpaid monthly deductions as of the date of the notice; plus

     (c)  an amount sufficient to cover the next two monthly deductions.

     If the grace period premium has not been paid before the end of the 61-day grace period, your policy will terminate. It will have no value, and no benefits will be payable. (See "Other Policy Provisions" for a discussion of your reinstatement rights.) If the insured should die during the grace period before the grace period premium is paid, the death benefit will still be payable to the beneficiary, although the amount paid will reflect a reduction for any monthly deductions due on or before the date of the insured's death and for any loan balance.

     No-Lapse Guarantee. During the first three policy years, the policy will continue in force so long as total premiums paid, less gross withdrawals and any loan balance, are at least equal to the cumulative amount of no-lapse monthly premiums for the number of policy months the policy has been in force. If this requirement is met, the policy will remain in force regardless of the sufficiency of net cash surrender value to cover monthly deductions. If the no-lapse monthly premium changes after the policy's effective date, the total premium amount required will be based on each no-lapse monthly premium amount and the number of months for which each applies.

     The Cash Surrender Value at the third policy anniversary may be zero or less. If so, then payment of additional premiums will be required to prevent the policy from lapsing.

     Optional Death Benefit Guarantee. An optional death benefit guarantee rider is also available, that will extend the period during which the base face amount will remain in effect even if your net cash surrender value is insufficient to pay monthly deductions. The guarantee does not apply to any rider benefits, including the adjustable term insurance rider, and these additional benefits may lapse even though the base face amount remains in force. One of two guarantee periods may be chosen when you apply for the policy:

     (a)  to the later of the insured's age 65 or 10 policy years, or

     (b)  for the lifetime of the insured, or to the maturity date.

     Each guarantee requires the payment of premiums each month higher than the no-lapse monthly premium. We include the higher required premium in your policy for whichever guarantee period you choose, and will send revised policy pages if the required premium changes due to a change in your benefits. At the end of the first three years, and each monthly processing date thereafter, the guarantee will not stay in effect unless total premiums paid, less gross withdrawals and any loan balance, equals or exceeds the cumulative amount of required monthly premiums for the number of policy months the policy has been in force. If the death benefit guarantee rider terminates due to insufficient premium payments, it may not be restored or reinstated by payment of additional premiums.

     As long the death benefit guarantee rider is in force, we will deduct an additional monthly charge for the guarantee from your policy value. This charge is currently $0.005 per $1,000 of base face amount each month, and is guaranteed not to exceed $0.01 per $1,000 of base face amount each month. This optional benefit can only be added when we issue your policy, and is not available in all states.

     Crediting Premiums to the Policy.   On the policy's effective date, the
initial net premium will be credited to the policy. Any additional premium received will be credited to the policy on the date we receive it, or the next business day thereafter.

     Net Premium Allocations.   When you apply for a policy, you specify the
percentage (from 0% to 100%) of net premium payments to be allocated to each variable subaccount and to the fixed account. You can change the allocation percentages at any time by sending satisfactory written or telephone instructions (if we have your written authorization for telephone requests on file) to our administrative office. The change will apply to all premiums received after we receive your instructions, unless you instruct otherwise. Net premium payment allocations must be in percentages totaling 100%, and each allocation percentage must be a whole number.

Transfers

     At any time after the end of the "free look" period, you may transfer all or part of your variable account value to one or more of the other variable subaccounts or to the fixed account. There is a $25 charge for each transfer after twelve in a policy year. You may transfer amounts from the fixed account to one or more variable subaccounts only once each policy year. We also reserve the right to limit the maximum amount you can transfer out of the fixed account to the greater of:

     (a)  25% of the prior policy anniversary's unloaned fixed account value; or

     (b)  the amount of the prior policy year's transfer.

     The minimum amount that may be transferred out of a variable subaccount or the fixed account is $100 or, if less, the policy value in the variable subaccount or in the fixed account. The amount remaining must be at least $100, or we will transfer the total value.

     Transfer requests may be made by satisfactory written or telephone request (if we have your written authorization for telephone requests on file). A transfer will take effect on the date we receive the request at our administrative office if it is received by 4:00 p.m. Eastern time; otherwise it will take effect on the following business day. We may, however, defer transfers under the same conditions that we may delay paying proceeds. (See "Requesting Payments.") We reserve the right to modify, restrict, suspend or eliminate the transfer privileges, including telephone transfer privileges, at any time, for any reason.

     We have the authority to honor any telephone transfer request believed to be authentic. We employ reasonable procedures to confirm that instructions communicated by telephone are genuine. For example, you may be required to use a personal identification number to initiate a telephone transfer. We will not be liable for the consequences of a fraudulent telephone transfer request we believe to be authentic. As a result, you bear the risk of loss arising from such a fraudulent request if you give us authorization for telephone transfers.

Dollar-Cost Averaging

     The dollar-cost averaging program permits you to systematically transfer an amount from the fixed account or the money market variable subaccount to the other variable subaccounts on a periodic basis prior to the policy's maturity date. The amount transferred may be (1) a specified dollar amount from each account, or (2) a percentage of the value in each account, or (3) an amount determined from a beginning date to an ending date you select, by reducing the value in each account to zero over the specified period. Dollar-cost averaging may occur on the same day of the month either monthly, quarterly, semi-annually, or annually. (If that day of the month does not fall on a business day, then transfers will be made on the next following business day.) Transfers will be made at the unit values determined on the date of each transfer.

     The minimum automatic transfer of a specified dollar amount is $100. If the transfer is to be made to more than one variable subaccount, a minimum of $25 must be transferred to each variable subaccount selected.

     The dollar-cost averaging method of investment is designed to reduce the risk of making purchases only when the price of units is high, but you should carefully consider your financial ability to continue the program over a long enough period of time to purchase units when their value is low as well as when it is high. Dollar-cost averaging does not assure a profit or protect against a loss.

     You may elect to participate in the dollar-cost averaging program at any time by sending a written request to our administrative office. Once elected, dollar-cost averaging remains in effect from the date we receive your request until the value of the fixed account or money market variable subaccount you are transferring from is depleted, or until you cancel your participation in the program by written request or by telephone. There is no additional charge for dollar-cost averaging. A transfer under this program is not counted as a transfer for purposes of the 12 free transfers discussed above. We reserve the right to modify or discontinue offering the dollar-cost averaging program at any time and for any reason. Another method of dollar-cost averaging is for you to allocate monthly premiums directly to the variable subaccounts you desire.

Automatic Asset Rebalancing

     Automatic asset rebalancing allows you to set up transfers to occur at selected intervals that will reallocate your policy value according to your current premium allocation percentages. After the transfers, the ratio of the value in each investment option to the value for all the investment options included in automatic rebalancing will equal the percentages chosen by you for each investment option. You may change your allocation percentages for automatic rebalancing at any time. Automatic rebalancing may occur on the same day of the month either quarterly, semi-annually, or annually. If you select the fixed account or the money market variable subaccount in the dollar-cost averaging program, you may not include that option in your automatic asset rebalancing program.

     Automatic asset rebalancing provides you with a method for maintaining a consistent approach to investing your policy value over time, and simplifies asset allocation among those investments that you and your advisor have determined represent the appropriate mix at any particular time. You should consider, however, that transfers will be made from investments which have outperformed other investment options since the last reallocation of your policy value to less successful investment options. Automatic rebalancing does not assure a higher or lower investment return over short or long term horizons.

     You may elect to participate in the automatic rebalancing program at any time by sending a written request to our administrative office. Once elected, automatic rebalancing remains in effect from the date we receive your request until you cancel your participation in the program by written request or by telephone. There is no additional charge for automatic rebalancing. A transfer under this program is not counted as a transfer for purposes of the 12 free transfers discussed above. We reserve the right to modify or discontinue offering automatic rebalancing at any time and for any reason.

Surrender of the Policy

     You may surrender your policy at any time for its net cash surrender value. (See "Requesting Payments.") The net cash surrender value is the policy value minus any surrender charge and minus any loan balance. A surrender charge may apply. (See "Surrender Charge.") Your policy will terminate and cease to be in force when it is surrendered. It cannot later be reinstated if it has been surrendered for its net cash surrender value. Surrendering the policy may have tax consequences. (See "Tax Considerations.")

Withdrawals

     You may make withdrawals under your policy at any time during the insured's life and before the policy has terminated. (See "Requesting Payments.") Requests for withdrawals must be made in writing. The minimum withdrawal amount is $500. The amount remaining after a withdrawal must be at least $500.

     For each withdrawal after the first in a policy year, there is a transaction charge equal to the lesser of $25 or 2% of the withdrawal amount. If death benefit option A is in effect, a withdrawal may reduce the base face amount of your policy. (See "Effect of Withdrawals on the Death Benefit.") A portion of the surrender charge will be deducted based on the amount of the decrease in base face amount caused by the withdrawal. (See "Surrender Charge.") The amount of the withdrawal plus any applicable surrender charge and transaction charge is called the gross withdrawal.

     When you request a withdrawal, you should tell us what funding choices the policy value should be deducted from. If you provide no directions, the gross withdrawal will be deducted from your policy value in the variable subaccounts and the fixed account on a pro rata basis. Withdrawals may have tax consequences. (See "Tax Considerations.")

Loan Benefits

     You may borrow up to 90% of your cash surrender value at any time by submitting a written request to our administrative office. (This percentage may vary in some states.) The cash surrender value is the policy value less any applicable surrender charge. Outstanding loans, including accrued interest, reduce the amount available for new loans. The minimum loan amount is $100. Your policy may terminate if the loan balance becomes greater than the cash surrender value. (See "Premiums to Prevent Termination.") Policy loans may have income tax consequences. (See "Tax Considerations.")

     When a loan is made, an amount equal to the requested loan and any loan interest must remain in the fixed account or be transferred from variable subaccounts to the fixed account. The amount to be transferred will be deducted from each variable subaccount in the same proportion that the value of each variable subaccount bears to your variable account value unless you specify one or more variable subaccounts from which the loan is to be made.

     Interest.   We will charge interest daily on any outstanding loan at an effective annual rate of 4.75%. Interest is due and payable at the end of each policy year while a loan is outstanding. Interest paid on a policy loan generally is not tax-deductible. If, on any policy anniversary, interest accrued since the last policy anniversary has not been paid, the amount of the interest is added to the loan and becomes part of the outstanding loan balance. Interest will be deducted from the variable subaccounts in the same proportion that the value of each variable subaccount bears to your variable account value. On each monthly processing date, the loaned amount will be credited with interest at a minimum guaranteed effective annual rate of 4.0%.

     We may also credit additional interest (currently up to an effective annual rate of 0.75%) on any preferred loan amount. Preferred loans are available each policy year following the tenth policy anniversary. The amount available as a preferred loan is 10% of the net policy value, which is the policy value minus any existing loan balance. The policy value will be determined at the time of the loan. If you do not borrow the maximum preferred loan amount in a policy year, the unused amount is not available to increase the preferred loan amount in any subsequent policy year.

     Loan Repayment. You may repay all or part of your loan balance at any time while the insured is living and the policy is in force. Loan repayments must be at least $100 each (or the outstanding loan balance, if less). Upon repayment of the loan balance, the portion of the repayment allocated to a variable subaccount will be transferred from the fixed account to increase the value in that variable subaccount. The repayment will be allocated among the variable subaccounts and the fixed account based on the instructions for net premium allocations then in effect unless you give us other instructions. Any payment received when a loan is outstanding will be treated as a premium unless you tell us it is a loan repayment.

     Effect of Policy Loan. A policy loan will affect your policy in several ways over time, whether or not it is repaid, because the investment results of the variable subaccounts may be less than or greater than the net interest rate credited on the amount transferred to the fixed account securing the loan. First, by comparison to a policy under which no loan has been made, your policy value will be less if this fixed account net interest rate is less than the investment return of the applicable variable subaccounts and greater if the fixed account net interest rate is higher than the investment return of the applicable variable subaccounts.

     Second, if the death benefit becomes payable while a policy loan is outstanding, the loan balance will be deducted in calculating the death benefit proceeds.

     Third, your policy will terminate if the loan balance exceeds the cash surrender value on any monthly processing date and the no-lapse guarantee or an optional death benefit guarantee is not in effect. We will send you, and any assignee of record, notice of the termination. You will have a 61-day grace period to pay a sufficient additional premium to avoid termination. If your policy terminates, there may be tax consequences.

     Loans under modified endowment contracts are treated as distributions for tax purposes. Loans under policies that are not modified endowment contracts are generally not treated as distributions (see the "Tax Considerations" section of this prospectus) except that the tax treatment of the preferred loan amount is unclear, so consult your tax advisor before taking a loan.

Requesting Payments

     Written requests for payment must be sent to our administrative office or given to an authorized United Investors agent for forwarding to this office. We will ordinarily pay any death benefit, loan amount, withdrawal amounts or the net cash surrender value within seven days after we receive at our administrative office all the documents required for such a payment. Other than the death benefit, which is determined as of the date of the insured's death, the amount of any payment will be determined as of the date our administrative office receives all required documents.

     Telephone requests may be allowed by us in certain circumstances.

     We may delay making a payment of any amount from the variable subaccounts or processing a transfer request if:

     (a) the disposal or valuation of the Variable Account's assets is not reasonably practicable because

          (i) the New York Stock Exchange is closed for other than a regular holiday or weekend,

          (ii)   trading is restricted by the SEC, or

          (iii)  the SEC declares that an emergency exists; or

     (b) the SEC by order permits postponement of payment to protect our policy owners.

We may defer payment of proceeds from the fixed account for up to six months from the date we receive the request. If we defer payment for more than 30 days, we will pay interest on the amount deferred at an effective annual rate of at least 3.5%. However, we will not defer payment of a withdrawal or policy loan requested to pay a premium due on a United Investors policy. We also may defer making payments attributable to a premium check that has not cleared your bank.

     The policy offers a wide variety of optional ways of receiving proceeds payable under the policy other than in a lump sum. An authorized United Investors agent can explain these options to you. None of these options varies with the investment performance of a variable subaccount because they are all forms of fixed-benefit annuities.

Policy Changes

     We may make changes in the policy at any time if we believe the changes are necessary:

     (a) to assure compliance at all times with the definition of life insurance prescribed by the Internal Revenue Code;

     (b) to make the policy, our operations, or the operation of the Variable Account conform with any law or regulation issued by any government agency to which they are subject; or

     (c) to reflect a change in the operation of the Variable Account, if allowed by the policy.

Only an officer of United Investors has the right to change the policy. No agent has the authority to change the policy or waive any of its terms. All endorsements, amendments, or riders must be signed by one of our officers to be valid.

Reports to Owners

     At least once a year, you will be sent a report showing information about your policy for the period covered by the report. You will also be sent an annual and a semi-annual report for each portfolio underlying a variable subaccount in which you have policy value, as required by the 1940 Act. In addition you will receive a written confirmation of each transaction when you pay premiums, make a withdrawal, make transfers, or take out a policy loan.

Other Policy Provisions

     The policy contains provisions addressing the following matters:

     Dividends. The policy is non-participating. This means that no dividends will be paid on the policy. The policy will not share in our profits or surplus earnings.

     Incontestability. After the policy has been in force during the insured's lifetime for a period of two years from the policy's effective date, the policy limits our right to contest the policy as issued, except for material misstatements contained in any application. This also applies to reinstatements and increases in the face amount, for two years after the reinstatement date or effective date of the increase.

     Suicide Exclusion. The policy limits the death benefit if the insured dies by suicide, generally within two years after the policy's effective date or effective date of the increase. In this instance, our liability will be limited to the total premiums paid less any withdrawals and any loan balance.

     Reinstatement. The policy may be reinstated at any time within five years after the policy has terminated at the end of the grace period. To reinstate the policy, the policy owner must:

     (a)  submit an application for reinstatement;

     (b)  provide evidence of insurability satisfactory to us;

     (c)  agree to the reduction of the policy value by any loan balance; and

     (d)  pay the premium required to reinstate the policy.

The reinstatement date for the policy will be the monthly processing date on or following the day we approve the application for reinstatement. (See the policy form for additional information.) The policy cannot be reinstated if you have surrendered it for the net cash surrender value.

     Misstatement of Age or Sex.   The death benefit will be adjusted if the
insured's age or sex has been misstated in the application. The benefits paid will be those which the last monthly cost of insurance charge would have provided at the correct age and sex.

     Automatic Continuation of Benefits.   If premium payments cease, insurance
under the policy and any supplemental benefits provided by rider will continue as provided under the grace period provisions described under "Premiums to Prevent Termination." The policy will not continue beyond its maturity date. Any supplemental benefits added by a rider will not continue beyond the termination date described in the rider.

     Entire Contract. The entire contract is made up of the policy, any riders, and the written application. All statements made in the application, in the absence of fraud, are considered representations and not warranties. We can use only the statements made in the written application to defend a claim or void the policy.

Assignment and Change of Owner

     You may assign the policy subject to its terms. We will not be deemed to know of an assignment unless we receive a written copy of it at our administrative office. We assume no responsibility for the validity or effect of any assignment. In certain circumstances, an assignment may be a taxable event. (See "Tax Considerations".) You may change the policy owner by sending a written request to us while the insured is alive and the policy is in force. The change will take effect the date you sign the request, but the change will not affect any action we have taken before we receive the request. A change of policy owner may have tax consequences. (See "Tax Considerations.") A change of policy owner does not change the beneficiary designation. (See "Beneficiary.") Any such assignment or change must be in a written form acceptable to us.

Death Benefits
================================================================================

     If the insured dies while the policy is in force and prior to the policy's maturity date, we will pay the death benefit when we receive satisfactory proof at our administrative office of the insured's death. (See "Requesting Payments.") The death benefit will be paid to the beneficiary.

Amount of Death Benefit Payable

     The amount of death benefit payable is:

     (a) the base death benefit determined under the death benefit option in effect on the date of the insured's death; plus

     (b) any supplemental benefits provided by riders, including the adjustable term insurance rider; minus

     (c)  any loan balance on that date; minus

     (d) any past due monthly deductions (if death occurred during a grace period).

     Under certain circumstances, the amount of the death benefit may be further adjusted. (See "Incontestability" and "Misstatement of Age or Sex.")

Death Benefit Options

     The base death benefit depends on the base face amount, the policy value on the date of death, and the death benefit option in effect on the date of death. The base face amount is the amount of insurance chosen by you for the policy at issue, or as subsequently increased or decreased by you.

Death Benefit Option A. The base death benefit under option A is the greater of:

     (1) the base face amount at the beginning of the policy month when the death occurs; or

     (2) the policy value on the date of death, multiplied by the applicable death benefit factor from the table of death benefit factors below.

     Under option A, the base death benefit ordinarily will not change.

     Death Benefit Option B. The base death benefit under option B is the greater of:

     (1) the base face amount at the beginning of the policy month when the death occurs, plus the policy value on the date of death; or

     (2) the policy value on the date of death, multiplied by the applicable death benefit factor from the table of death benefit factors below.

     Under option B, the base death benefit will vary directly with your policy value.

     (To see how and when investment performance of the policy may begin to affect the death benefit, please see the hypothetical illustrations.)

     Death Benefit Factors. The death benefit factor is a multiple that ranges between two-and-one-half times and one times the policy value. It is 2.50 up to the insured's attained age 40 and declines thereafter as the insured's age increases, as specified in the following table.


                         Table of Death Benefit Factors

------------------------------------------------------------------------
 Attained           Attained          Attained          Attained
   Age      Factor    Age     Factor    Age     Factor    Age     Factor
----------  ------  --------  ------  --------  ------  --------  ------
------------------------------------------------------------------------
    41        2.43        51    1.78        61    1.28        71    1.13
------------------------------------------------------------------------
    42        2.36        52    1.71        62    1.26        72    1.11
------------------------------------------------------------------------
    43        2.29        53    1.64        63    1.24        73    1.09
------------------------------------------------------------------------
    44        2.22        54    1.57        64    1.22        74    1.07
------------------------------------------------------------------------
    45        2.15        55    1.50        65    1.20       75-90  1.05
------------------------------------------------------------------------
    46        2.09        56    1.46        66    1.19        91    1.04
------------------------------------------------------------------------
    47        2.03        57    1.42        67    1.18        92    1.03
------------------------------------------------------------------------
    48        1.97        58    1.38        68    1.17        93    1.02
------------------------------------------------------------------------
    49        1.91        59    1.34        69    1.16        94    1.01
------------------------------------------------------------------------
    50        1.85        60    1.30        70    1.15       95+    1.00
------------------------------------------------------------------------

  The death benefit factors are based on current requirements under the Internal Revenue Code. We reserve the right to change the table if the death benefit factors currently in effect become inconsistent with any Federal income tax laws and/or regulations.

Adjustable Term Insurance Rider and Target Face Amount

  An adjustable term insurance rider is available to add death benefit coverage on the primary insured, above the base face amount, up to a "target" face amount (initially chosen by you, within certain limits). The target face amount is the sum of the base face amount and the initial adjustable term insurance rider amount. The amount of the rider at each monthly processing date will be determined so that the sum of the rider amount and the base death benefit is equal to:

  (1)  the target face amount, if the death benefit option is A; or
  (2) the target face amount plus the policy value, if the death benefit option is B.

  The rider amount will decrease when the base death benefit begins increasing to maintain the required multiple of the policy value as described above. The adjustable term insurance rider amount may also increase again if the base death benefit decreases as the policy ages.


  If the base death benefit becomes greater than or equal to the target face amount, the amount of the adjustable term insurance rider will become zero. If the rider amount reduces to zero, the rider will not terminate, but will remain attached to the policy in the event that the base death benefit declines below the target face amount again at a later date. The maximum adjustable term insurance rider amount that we will issue is limited to nine times the base face amount.

  The relationship of the death benefit to the target face amount also depends on the death benefit option (in each case, the death benefit will still be reduced by any loan balance or unpaid monthly deductions):

 . Option A: The death benefit is the greater of (1) the base death benefit, or
            (2) the target face amount.

 . Option B: The death benefit is the greater of (1) the base death benefit, or
            (2) the target face amount plus the policy value.

  It may be to your economic advantage to use the adjustable term insurance rider as a part of your insurance coverage. Since target premiums, percentage of premium sales loads, and surrender charges are only associated with the base face amount, use of the adjustable term insurance rider can lower the charges associated with the policy. Use of the adjustable term insurance rider may reduce sales compensation. However, there is an extra charge for this rider (i.e., it increases the cost of insurance charge described below) and the
 ----
optional death benefit guarantee will not apply to any insurance amount provided by the adjustable term insurance rider.

  Calculation of Death Benefit Example. Assume your base face amount is $150,000, the initial adjustable term insurance rider amount is $100,000, death benefit option A is in effect, and there are no loans or unpaid monthly deductions. The target face amount is therefore $250,000, and assuming the policy value changes as shown below, the following amounts will result:


        Death Benefit   Policy   Base Death     Adjustable Term         Death
  Age      Factor        Value     Benefit   Insurance Rider Amount     Benefit
  ---   -------------   ------   ----------  -----------------------    --------
  55        1.50        $ 95,000  $150,000            $100,000          $250,000
  56        1.46         105,000   153,300              96,700           250,000
  57        1.42         107,000   151,940              98,060           250,000

Changing the Death Benefit Option

  You select the death benefit option when you apply for the policy. After the policy has been in force at least one year, you may change the death benefit option on your policy, subject to the following rules:

  (a) each change must be submitted by written request received by our administrative office;

  (b) once you change the death benefit option, you cannot change it again for one year;

  (c) if you change the death benefit option from A to B, the total death benefit will remain the same, and the policy's base face amount will be decreased by an amount equal to the policy value on the date of the change;

  (d) if you change the death benefit option from B to A, the total death benefit will remain the same, and the base face amount will be increased by an amount equal to the policy value on the date of the change. The risk class for the last face amount portion to go into effect which is still in force will apply to the base face amount increase.

  The effective date of the change will be the monthly processing date on or following the date when we approve the request for the change. We will send you revised policy data pages reflecting the new death benefit option and the effective date of the change. We do not impose a surrender charge for any decrease in the base face amount occurring as a result of the change, and there is no change to the target premium. Changing the death benefit option may have tax consequences. (See "Tax Considerations.")

Changing the Face Amount

  You select the policy's base face amount and adjustable term insurance rider amount, if any, when you apply for the policy. After the policy has been in force at least one year, you may change the base face amount or the adjustable term insurance rider amount on any monthly processing date subject to the following requirements. Any change in amount must be at least $10,000, and the minimum base face amount after the first policy year is $50,000. Once you change the base face amount or the adjustable term insurance rider amount, you cannot change either amount again for one year. No change will be permitted that may disqualify your policy as a life insurance contract under the Internal Revenue Code. Changing the face amount of the policy may have tax consequences. (See "Tax Considerations" below.)

  Increasing the Face Amount. To increase the policy's base face amount or adjustable term insurance rider amount, you must:

  (a)  submit an application for the increase;

  (b)  submit proof satisfactory to us that the insured is an insurable risk;
       and

  (c)  pay any additional premium that is required.

  No increases can be made after the insured reaches attained age 75. An increase will take effect on the monthly processing date on or following the day we approve the application for the increase.

  The risk class that applies for any increase may be different from the risk class that applies for the policy's initial base face amount or any other increase. An increase in the base face amount or the adjustable term insurance rider amount will result in an increase in the no-lapse monthly premium. An increase in the base face amount will also increase the target premium and result in additional administrative and sales surrender charges. (See "Impact of Changes in Base Face Amount on Surrender Charge".) If the face amount is increased, the cost of insurance will also increase due to the increased death benefit.

  Decreasing the Face Amount. You may decrease the policy's base face amount or adjustable term insurance rider amount by submitting a written request. The base face amount may not be decreased below the policy's minimum base face amount. The no-lapse monthly premium for your policy will be reduced to reflect the decrease. Any decrease will take effect on the later of:

  (a) the monthly processing date on or following the day we receive the request; or

  (b) the monthly processing date one year after the date of the last change in face amount.

  A face amount decrease will be used to reduce the face amount in the following order:

  (a) the amount of any adjustable term insurance rider will be reduced until it is equal to zero;

  (b) any previous base face amount increases then in effect will be reduced, starting with the latest increase and continuing in the reverse order in which the increases were made;

  (c)  the policy's initial base face amount will be reduced.

  We will deduct a charge from the policy value each time the policy's base face amount is decreased. (See "Impact of Changes in Base Face Amount on Surrender Charge".)

Effect of Withdrawals on the Death Benefit

  A withdrawal will affect your policy's death benefit in the following respects:

  (a) If death benefit option A is in effect, the policy's base face amount will be reduced by the gross withdrawal amount. If the base face amount reflects increases in the policy's initial base face amount, any withdrawal will reduce first the most recent increase, and then the next most recent increase, if any, in reverse order, and finally the policy's initial base face amount.

  (b) If death benefit option B is in effect, the total death benefit is also reduced by the gross withdrawal amount, but the policy's base face amount is not affected.

Beneficiary

  You designate the beneficiary (or beneficiaries) when you apply for the policy. You may change the designated beneficiary (or beneficiaries) by submitting a satisfactory written request to us. The change will take effect on the date the request was signed, but it will not apply to payments we make before we accept the written request. If no beneficiary is living at the insured's death, we will pay the death benefit proceeds to you, if living, or to your estate.

Supplemental Benefits

  Your policy may have supplemental benefits which are attached to the policy by rider. A charge will be deducted monthly from your policy value for most supplemental benefits. Each supplemental benefit is subject to its own requirements as to eligibility and cost. You may cancel supplemental benefits at any time. More details will be included in your policy if you choose any of these benefits. Some of the supplemental benefits listed below may not be available in all states, and from time to time, we may make available supplemental benefits other than those listed below. Contact your agent or our administrative office for a complete list of the supplemental benefits available in your state.

  Terms and conditions for each supplemental benefit are specified in the applicable rider; the following are only brief descriptions.

  Accelerated Death Benefit Rider. This benefit allows accelerated payment of up to 75% of the death benefit (in a lump sum only) while the insured is still alive, if the insured is diagnosed as having a terminal illness expected to cause death within 12 months (unless a shorter period is required by state law). There is no charge for this rider prior to the time the accelerated benefits are paid.

  Accidental Death Benefit Rider. This benefit will be paid if the insured dies as a result of an accident before age 70.

  Additional Insured Term Insurance Rider. This benefit allows you to provide for death benefits on up to five family members (spouse and/or children).

  Adjustable Term Insurance Rider. This rider is available to add death benefit coverage on the primary insured to your policy. The initial amount of coverage is chosen by you within certain limits, and will reduce to keep the target face amount level if the base death benefit increases due to Internal Revenue Code requirements. (See "Death Benefits".)

  Change of Person Insured Rider. This benefit allows you to change the person insured under the policy. Satisfactory evidence of insurability must be provided for the proposed new insured. Future charges under the policy will change, but the policy value will remain the same as of the date of the change. Changing the person insured under the policy may have tax consequences. There is no additional charge for this rider.

  Children's Term Insurance Rider. This benefit allows you to add death benefit coverage for your children.

  Death Benefit Guarantee Rider. This rider provides that your base face amount will remain in force regardless of the sufficiency of the net cash surrender value for the guarantee period you selected at the time of application, provided certain conditions are met. Both available guarantee periods require the payment of higher premiums, and the guarantee does not apply to any rider benefits. As long as the guarantee is in force, we will deduct a monthly charge from your policy value. This charge is currently $0.005 per $1,000 of base face amount, and is guaranteed never to exceed $0.01 per $1,000 of base face amount. (See "Optional Death Benefit Guarantee".)

  Disability Waiver of Monthly Deduction Rider. The benefit provides for waiver of monthly deductions after the insured has been totally disabled for six months. The disability must commence after the policy's effective date and prior to age 60. The waiver continues as long as total disability continues. If you add this rider to your policy, you may not add the disability waiver of specified premium rider.

  Disability Waiver of Specified Premium Rider. This benefit provides that we credit a specified premium amount monthly to your policy after the insured has been totally disabled for six months. At the time of application, you select the amount of premium to be credited, subject to our limits. The disability must commence after the policy's effective date and prior to age 60. The waiver continues as long as total disability continues. If you add this rider to your policy, you may not add the disability waiver of monthly deduction rider.

  Option to Purchase Additional Insurance Rider. This rider will allow you increase your base face amount without providing evidence of insurability. Increases are limited in amount and timing.


Charges and Deductions
================================================================================

  We deduct the charges described below from your policy. Certain of the charges depend on a number of variables, and are illustrated in the hypothetical illustrations depicted in this prospectus. The charges are for the services and benefits provided, costs and expenses incurred and risks assumed by us under or in connection with the policy. We intend to make a profit from these charges.

  Services and benefits we provide include:

  (a)  the death benefits, cash and loan benefits provided by the policy;

  (b) funding choices, including net premium allocations, dollar-cost averaging programs, and automatic asset rebalancing programs;

  (c) administration of various elective options under the policy (including riders); and

  (d)  the distribution of various reports to policy owners.

  Costs and expenses we incur include:

  (a) those associated with underwriting applications and changes in face amount and riders;

  (b) various overhead and other expenses associated with providing the services and benefits provided by the policy (and riders);

  (c)  sales and marketing expenses; and

  (d) other costs of doing business, such as Federal, state and local premium and other taxes and fees.

  Risks we assume include the risks that:

  (a) insureds may live for a shorter period of time than estimated, resulting in the payment of greater death benefits than expected; and

  (b) the costs of providing the services and benefits under the policy (and riders) will exceed the charges deducted.

Premium Expense Charges

  We deduct premium expense charges from each premium before allocating the resulting net premium to the policy value. These charges consist of three types:

  (a)  2.5% of each premium is deducted for state premium taxes;

  (b) 1.5% of each premium is deducted for our estimate of the cost of the Federal income tax treatment of deferred acquisition costs;

  (c) 4% of each premium is deducted as a sales load, until premiums paid equal 10 times the target premium for the policy.

  The "target premium" is not the planned premium that you intend to pay. The target premium is used only to calculate the sales load part of the premium expense charge, and to calculate the sales surrender charge (discussed below). A target premium is determined for the initial base face amount, and an additional target premium is determined for each increase in the base face amount, based on the insured's age, sex, and risk class. The target premium is not based on the amount you plan to pay. The target premium may be more or less than the no-lapse monthly premium depending on any additional benefits that have been added to the policy. Your specific target premium will be specified on the policy data page of your policy.

  An addition to the target premium will be made when the base face amount is increased, and a new sales load will be deducted in determining the net premium. The new sales load will equal 4% of the premiums paid after the effective date of the increase which are allocated to the increase, until the premiums allocated to the increase equal 10 times the increase in the target premium. Premiums paid after the effective date of the increase will be allocated in proportion to the target premium for each portion of the base face amount.

Mortality and Expense Risk Charge

  We deduct a daily charge from assets in the variable subaccounts for certain mortality and expense risks we bear. This charge is at an effective annual rate of 0.75% of the Variable Account assets during the first ten policy years, 0.50% during the second ten years, and 0.25% thereafter. We guarantee not to increase the mortality and expense risk charge above these annual rates. The mortality and expense risk charge does not apply to fixed account assets. Our profit, if any, from this charge may be used for any purpose, including distribution expenses.

Monthly Deduction

  We deduct a monthly deduction from your policy value on the policy's effective date and on each monthly processing date. This charge is deducted from the Variable Account and the fixed account on a pro rata basis. The monthly deduction for each policy consists of:

  (a)  the cost of insurance charge discussed below;

  (b) an issue expense charge of $20.00 per month payable during the first policy year only;

  (c) a monthly policy charge (currently this is $6.00 per month; it may increase to a maximum charge of $10.00 per month); and

  (d) charges for any supplemental benefits added by riders to the policy. (See "Supplemental Benefits.")

Surrender Charge

  If you surrender the policy before the beginning of the 15th policy year, we will deduct a surrender charge based on its base face amount at issue. We also deduct the surrender charge if you surrender the policy before the beginning of the 15th year following an increase in its base face amount (based on the amount of the increase). The surrender charge will be deducted before any surrender proceeds are paid. A portion of the surrender charge will also be deducted for any base face amount decreases you request, or if the base face amount decreases due to a withdrawal from your policy value. (See "Impact of Changes in Base
Face Amount on Surrender Charge.")

  The surrender charge consists of two types of charges, an administrative surrender charge and a sales surrender charge. The administrative surrender charge is $4.00 per $1,000 of base face amount for the first nine policy years (or the first nine years after a base face amount increase) and declines each year thereafter until it reaches zero:

-------------------------------------------------------------------------------------------
Policy Year:                                1-9     10     11     12     13     14  15 & up
-------------------------------------------------------------------------------------------
Charge per $1,000 of Base Face Amount:    $4.00  $3.33  $2.67  $2.00  $1.33  $0.67    $0.00
-------------------------------------------------------------------------------------------

  The sales surrender charge is a percentage of actual premiums paid up to a maximum based on target premiums. The percentages of premium are:

  Policy Years 1 - 2:  26% of premium paid up to one target premium, plus
                       6% of premium paid above one target up to two target premiums, plus
                       5% of premium paid above two target premiums.

  Policy Years 3 - 9:  46% of premium paid up to one target premium, plus
                       44% of premium paid above one target up to two target premiums.

  The sales surrender charge at the end of the 9/th/ policy year will be reduced to zero at the beginning of the 15/th/ policy year by reducing the charge each year by one-sixth of the amount of the charge in effect at the end of the 9/th/ policy year.

  Impact of Changes in Base Face Amount on Surrender Charge. If you request a decrease to the base face amount while surrender charges are in effect, or take a withdrawal that decreases the base face amount, we will deduct a portion of the surrender charge. Decreases in the base face amount as a result of a death benefit option change do not cause a surrender charge deduction. Similarly, increases in the base face amount as a result of death benefit option changes do not result in an increase in the maximum surrender charge. All other increases in the base face amount will increase the maximum surrender charge.

  For decreases that cause a portion of the surrender charge to be deducted, the calculation of the charge varies for each type of surrender charge. The administrative surrender charge deduction will be in proportion to the amount of the base face amount decrease, and the future administrative surrender charge will be reduced by the amount of the deduction.

  The amount of the sales surrender charge deduction will depend of the relationship of the premiums paid to the target premium for each portion of the base face amount. When the decrease is made, the target premium for each portion of the base face amount will be reduced in proportion to the amount of the base face amount decrease. If the new target premium for each portion of the base face amount is greater than or equal to the premiums paid which have been allocated to that portion, there will be no deduction, although the future maximum sales surrender charge will be lower than before the decrease occurred. If the new target premium for each portion of the base face amount is less than the premiums paid which have been allocated to that portion, the deduction will be the difference between the sales surrender charge before the decrease and the sales surrender charge after the decrease. The sales surrender charge after the decrease will be recalculated as if the new target premium for each portion of the base face amount had always been in effect for that portion.

  Calculation of Surrender Charge Example. Assume the base face amount on your policy is $100,000 and the insured is age 50 when the policy was issued. The target premium for the policy is $2,000. Assuming that you pay a $2,500 premium at the beginning of each policy year, the resulting surrender charge for each policy year is:


                       Administrative         Sales                Total
       Policy Year     Surrender Charge    Surrender Charge    Surrender Charge
       -----------     ----------------    ----------------    ----------------
             1             $400               $  550              $  950
             2              400                  690               1,090
             3              400                1,800               2,200
             4              400                1,800               2,200
             5              400                1,800               2,200
             6              400                1,800               2,200
             7              400                1,800               2,200
             8              400                1,800               2,200
             9              400                1,800               2,200
            10              333                1,500               1,833
            11              267                1,200               1,467
            12              200                  900               1,100
            13              133                  600                 733
            14               67                  300                 367
            15                0                    0                   0

Transaction Charges

  Certain policyholder transactions that exceed a maximum number in a policy year may incur a charge.

  Withdrawals. A deduction from the policy value equal to the lesser of $25 or 2% of the withdrawal amount will occur for each withdrawal after the first in a policy year.

  Transfers between Subaccounts and/or the Fixed Account. A deduction of $25 for each transfer after the 12/th/ in a policy year will be made. Transfers under the dollar cost averaging and the automatic asset rebalancing program are not counted against the limit of 12 free transfers.

  Policy Illustrations. The first illustration of policy values you request each policy year will be free. For subsequent illustration requests each policy year, a $25 deduction will be made from your policy value.

Other Charges

  In most cases, there is an additional charge for each rider that you elect.

  For information about the investment advisory fees and other expenses incurred by the Portfolios, see the "Summary" of this prospectus and the accompanying prospectuses for the underlying mutual funds.

Cost of Insurance

  The cost of insurance is the primary charge for the death benefit provided by your policy. The cost of insurance charge depends on a number of variables that cause the charge to vary from policy to policy and from monthly processing date to monthly processing date. The cost of insurance charge is equal to (a) multiplied by the result of (b) minus (c) where:

  (a)  is the cost of insurance rate divided by 1,000;

  (b)  is the death benefit at the beginning of the policy month; and

  (c)  is the policy value at the beginning of the policy month.

  The policy value used in this calculation is the policy value before deduction of the monthly cost of insurance charge (for both the base face amount and the adjustable term insurance rider) and the cost of insurance for any disability waiver of monthly deductions rider, but after monthly deductions for any other riders and charges. If there is any adjustable term rider amount or if there have been any increases in the base face amount separate charges will be calculated for each portion of the death benefit.

  The cost of insurance rate is the rate applied to the insurance under the policy to determine the monthly cost of insurance charge. The cost of insurance rate is based on the insured's attained age, sex, and applicable risk class as well as the size of the base face amount and the duration of the policy. We currently place insureds in the following risk classes (available for male or female) when we issue the policy, based on our underwriting:

          .  Preferred;
          .  Standard Non-Tobacco;
          .  Standard Tobacco;
          .  Substandard Non-Tobacco; and
          .  Substandard Tobacco.

The original risk class applies to the policy's initial face amount. If an increase in face amount is approved, a different risk class may apply to the increase, based on the insured's circumstances at the time of the increase. If you have selected death benefit option A, and if there have been any increases in the base face amount, the policy value will be considered a part of the initial base face amount when the charge is calculated. If the policy value exceeds the initial base face amount, the excess will be considered part of the increases in base face amount in the order of the increases.

  We guarantee that the cost of insurance rates used to calculate the monthly cost of insurance charge will not exceed the maximum cost of insurance rates set forth in the policy. The maximum cost of insurance rates are based on the 1980 Commissioners Standard Ordinary Mortality Tables, Male or Female, Smoker or Non-Smoker, or for substandard classes, a multiple of the tables and/or a flat addition to the tables. (See "Hypothetical Illustrations" for examples showing the effects of the cost of insurance charge.)

Reduction in Charges for Certain Groups

  We may waive or reduce the administrative charges, the premium expense charges, the transaction charges and the surrender charges on policies that have been sold to:

  (a) our employees and sales representatives, or those of our affiliates or distributors of the policy; or

  (b) individuals or groups of individuals where the sale of the policy results in savings of administrative or commission expenses.

Policy Values
================================================================================

Policy Value

  The policy value serves as a starting point for calculating values under a policy. The policy value is the sum of the variable account value and the fixed account value credited to the policy. The policy value is determined first on the policy's effective date and thereafter on each business day. On the maturity date, the proceeds payable under a policy are equal to the policy value less any loan balance. The policy value will vary to reflect:

  (a) the performance of the variable subaccounts to which amounts have been allocated;

  (b) interest credited on amounts allocated to the fixed account and loan balance;

  (c)  charges;

  (d)  transfers;

  (e)  withdrawals; and

  (f)  policy loans (including loan repayments).

The policy value may be more or less than premiums paid.

  The cash surrender value is the policy value reduced by any surrender charge.

  The net cash surrender value is the cash surrender value reduced by any loan balance. You will receive only the net cash surrender value if you surrender your policy.

Variable Account Value

  The variable account value is the sum of the values of the variable subaccounts under the policy. On the policy's effective date, the value of each variable subaccount is equal to:

  (a)  the initial net premium allocated to that variable subaccount; minus

  (b) the portion of the first month's monthly deduction allocated to that variable subaccount.

On any business day thereafter, the value of each variable subaccount is equal to:

  (a) the value of the variable subaccount on the preceding business day, multiplied by the appropriate net investment factor (described below) for the current business day; plus

  (b) the sum of all net premiums allocated to the variable subaccount since the previous business day; plus

  (c) the sum of all loan repayments allocated to the variable subaccount since the previous business day; plus

  (d) the amount of any transfers from other variable subaccounts or the fixed account to the variable subaccount since the previous business day; minus

  (e) the amount of any transfers to other variable subaccounts or to the fixed account, including amounts transferred to secure a policy loan, from the variable subaccount since the previous business day; minus

  (f) the portion of any gross withdrawals, policyholder transaction charges, or charges for any face amount decreases allocated to the variable subaccount since the previous business day; minus

  (g) the portion of the monthly deduction allocated to the variable subaccount since the previous business day.

  Unit Values. When you allocate an amount to a variable subaccount, either by net premium allocation, transfer of policy value or repayment of a policy loan, your policy is credited with units in that variable subaccount. The number of units is determined by dividing (i) the amount allocated, transferred or repaid to the variable subaccount by (ii) the variable subaccount's unit value for the business day when the allocation, transfer or repayment is effected. The number of units credited to a policy will decrease when:

  (a) the allocated portion of the monthly deduction or other charges is taken from the variable subaccount;

  (b)  a policy loan is taken from the variable subaccount;

  (c)  an amount is transferred from the variable subaccount; or

  (d)  a withdrawal is taken from the variable subaccount.

The number of the variable subaccount's units may also decrease if the policy's face amount is decreased.

  A variable subaccount's unit value is an index we use to measure investment performance. Each variable subaccount's unit value varies to reflect the investment experience of its underlying portfolio, and may increase or decrease from one business day to the next. Each variable subaccount's unit value was arbitrarily set at $10.00 when the variable subaccount was established. The unit value is determined on each business day by multiplying the unit value for the variable subaccount on the prior business day by the variable subaccount's net investment factor for the current business day.

  Net Investment Factor. The net investment factor is an index used to measure the investment performance of a variable subaccount from one business day to the next. The net investment factor for any variable subaccount for any business day is determined by dividing (a) by (b) and subtracting (c) from the result, where:

  (a) is:

      (1) the net asset value per share of the portfolio shares held in the variable subaccount determined at the end of the current business day; plus

      (2) the per share amount of any dividend or capital gain distributions on the portfolio shares held in the variable subaccount, if the "ex-dividend" date occurs during the current business day; plus or minus

      (3) a per share charge or credit for any taxes reserved for the current business day which we determine to have resulted from the investment operations of the variable subaccount;

   (b)  is:

      (1) the net asset value per share of the portfolio shares held in the variable subaccount, determined at the end of the last prior business day; plus or minus

      (2) the charge or credit for any taxes reserved for the last prior business day; and

   (c) is a deduction for the current mortality and expense risk charge for the number of days since the last prior business day.


Fixed Account Value

   On the policy's effective date, the fixed account value is equal to:

   (a)  the initial net premium allocated to the fixed account; minus

   (b) the portion of the first month's monthly deduction allocated to the fixed account.

   On any monthly processing date thereafter, the fixed account value is equal to:

   (a)  the fixed account value on the preceding monthly processing date; plus

   (b) the sum of all net premiums allocated to the fixed account since the previous monthly processing date; plus

   (c) the sum of all policy loan repayments allocated to the fixed account since the previous monthly processing date; plus

   (d) total interest credited to the fixed account since the previous monthly processing date; plus

   (e) the amount of any transfers from the variable subaccounts to the fixed account, including amounts transferred to secure policy loans, since the previous monthly processing date; minus

   (f) the amount of any transfers from the fixed account to the variable subaccounts since the previous monthly processing date; minus

   (g) the portion of any gross withdrawals, policyholder transaction charges, or charges for any face amount decreases allocated to the fixed account since the previous monthly processing date; minus

   (h) the portion of the monthly deduction allocated to the fixed account since the previous monthly processing date.

Tax Considerations
================================================================================

  The following discussion is general and is not intended as tax advice.

Introduction

  The following summary provides a general description of the Federal income tax considerations relating to the policy. This summary is based upon our understanding of the present Federal income tax laws as they are currently interpreted by the Internal Revenue Service ("IRS"). Because of the complexity of such laws and the fact that tax results will vary according to the factual status of the specific policy involved, tax advice from a qualified tax advisor may be needed by a person contemplating the purchase of a policy or the exercise of certain elections under the policy. These comments concerning Federal income tax consequences are not an exhaustive discussion of all tax questions that might arise under the policy. Further, these comments do not take into account any Federal estate tax and gift, state, or local tax considerations which may be involved in the purchase of a policy or the exercise of certain elections under the policy. For complete information on such Federal and state tax considerations, a qualified tax advisor should be consulted. We do not make any guarantee regarding the tax status of any policy, and the following summary is not intended as tax advice.


Tax Status of the Policy

  In order to qualify as a life insurance contract for Federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under Federal tax law, a policy must satisfy certain requirements which are set forth in the Internal Revenue Code. Guidance as to how these requirements are to be applied is limited. Nevertheless, we believe that the policies should satisfy the applicable requirements. There is less guidance, however, with respect to policies issued on a substandard basis and it is not clear whether such policies will in all cases satisfy the applicable requirements. If it is subsequently determined that a policy does not satisfy the applicable requirements, we may take appropriate steps to bring the policy into compliance with such requirements and we reserve the right to restrict policy transactions in order to do so.

  In certain circumstances, owners of variable life insurance contracts have been considered for Federal income tax purposes to be the owners of the assets of the variable account supporting their contracts due to their ability to exercise investment control over those assets. Where this is the case, the contract owners have been currently taxed on income and gains attributable to variable account assets. There is little guidance in this area, and some features of the policies, such as the flexibility of a policy owner to allocate premium payments and policy values, have not been explicitly addressed in published rulings. While we believe that the policies do not give policy owners investment control over Variable Account assets, we reserve the right to modify the policies as necessary to prevent a policy owner from being treated as the owner of the Variable Account assets supporting the policy.

  In addition, the Code requires that the investments of the Variable Account be "adequately diversified" in order for the policies to be treated as life insurance contracts for Federal income tax purposes. It is intended that the Variable Account, through the underlying mutual funds will satisfy these diversification requirements.

  The following discussion assumes that the policy will qualify as a life insurance contract for Federal income tax purposes.

Tax Treatment of Policy Benefits

  In General. We believe that the death benefit under a policy should be excludable from the gross income of the beneficiary. Federal, state and local transfer, and other tax consequences of ownership or receipt of policy proceeds depend on the circumstances of each policy owner or beneficiary. A tax advisor should be consulted on these consequences.

  Generally, the policy owner will not be deemed to be in constructive receipt of the policy value until there is a distribution. When distributions from a policy occur, or when loans are taken out from or secured by a policy, the tax consequences depend on whether the policy is classified as a "Modified Endowment Contract."

  Modified Endowment Contracts. A policy may be treated as a modified endowment contract depending upon the amount of premiums paid in relation to the death benefit provided under such policy. The premium limitation rules for determining whether such a policy is a modified endowment contract are extremely complex. In general, however, a policy will be a modified endowment contract if the accumulated premiums paid at any time during the first seven policy years exceed the sum of the net level premiums which would have been paid on or before such time if the policy provided for paid-up future benefits after the payment of seven level annual premiums.

  In addition, if a policy is "materially changed," it may cause such policy to be treated as a modified endowment contract. The material change rules for determining whether a policy is a modified endowment contract are also extremely complex. In general, however, the determination whether a policy will be a modified endowment contract after a material change depends upon the relationship of the death benefit at the time of change to the policy or cash value at the time of such change and the additional premiums paid in the seven policy years starting with the date on which the material change occurs.

  The manner in which the premium limitation and material change rules should be applied to certain features of the policy and its riders is unclear. Nonetheless, under our current procedures, the policy owner will be notified at the time a policy is issued whether, according to our calculations, the policy is or is not classified as a modified endowment contract based on the premium then received.

  Due to the policy's flexibility, classification of a policy as a modified endowment contract will depend upon the circumstances of each policy. Accordingly, a prospective policy owner should contact a qualified tax advisor before purchasing a policy to determine the circumstances under which the policy would be a modified endowment contract. In addition, a policy owner should contact a competent tax advisor before making any change to, including an exchange of or reduction in benefits of, a policy to determine whether such change would cause the policy (or the new policy in the case of an exchange) to be treated as a modified endowment contract.

  If a policy becomes a modified endowment contract, distributions such as withdrawals and policy loans that occur during the policy year it becomes a modified endowment contract and any subsequent policy year will be taxed as distributions from a modified endowment contract. In addition, distributions from a policy within two years before it becomes a modified endowment contract will be taxed in this manner. This means that a distribution made from a policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract.

  Whether a policy is or is not a modified endowment contract, upon a complete surrender or a lapse or termination of a policy or when benefits are paid at its maturity date, if the amount received plus the amount of any indebtedness exceeds the total investment in the policy, the excess will generally be treated as ordinary income subject to tax.

  Distributions Other than Death Benefits from Policies Classified as Modified Endowment Contracts. Policies classified as modified endowment contracts will be subject to the following tax rules:

  (1) First, all distributions, including distributions upon surrender and benefits paid at maturity, from such a policy are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the policy value immediately before the distribution over the "investment in the policy" (described below) at such time.

  (2) Second, loans taken from, or secured by, such a policy (including unpaid loan interest that is added to the principal of a loan) are treated as distributions from such a policy and taxed accordingly.

  (3) Third, a 10 percent additional tax is imposed on the portion of any distribution from, or loan taken from or secured by, such a policy that is included in income except where the distribution or loan:

          (a)  is made on or after the policy owner reaches actual age 59 1/2

          (b)  is attributable to the policy owner's becoming disabled, or

          (c) is part of a series of substantially equal periodic payments for the life (or life expectancy) of the policy owner or the joint lives (or joint life expectancies) of the policy owner and the policy owner's beneficiary.

  Distributions Other than Death Benefits from Policies that Are Not Modified Endowment Contracts. Distributions other than death benefits from a policy that is not classified as a modified endowment contract are generally treated first as a recovery of the policy owner's investment in the policy and only after the recovery of all investment in the policy as taxable income. However, certain distributions which must be made in order to enable the policy to continue to qualify as a life insurance contract for Federal income tax purposes if policy benefits are reduced during the first 15 policy years may be treated in whole or in part as ordinary income subject to tax.

  Loans from or secured by a policy that is not a modified endowment contract are generally not treated as distributions. However, the tax consequences associated with policy loans that are outstanding after the first 15 policy years are less clear and a tax advisor should be consulted about such loans.

  Finally, neither distributions from nor loans from or secured by a policy that is not a modified endowment contract are subject to the 10 percent additional income tax.

  Policy Loan Interest. Interest paid on a policy loan generally is not tax-deductible. The policy owner should consult a competent tax advisor if the deductibility of interest paid on a policy loan is an important issue.

  Investment in the Policy. "Investment in the policy" means:

  (a) the aggregate amount of any premiums or other consideration paid for a policy; minus

  (b) the aggregate amount received under the policy which is excluded from the gross income of the policy owner (except that the amount of any loan from, or secured by, a policy that is a modified endowment contract, to the extent such amount is excluded from gross income, will be disregarded); plus

  (c) the amount of any loan from, or secured by, a policy that is a modified endowment contract to the extent that such amount is included in the gross income of the policy owner.

  Multiple Policies. All modified endowment contracts that are issued by us (or our affiliates) to the same policy owner during any calendar year are treated as one modified endowment contract for purposes of determining the amount includable in gross income.

  Accelerated Death Benefit Rider. We believe that payments received under the accelerated death benefit rider should be fully excludable from the gross income of the beneficiary if the beneficiary is the insured under the policy. (See "Accelerated Death Benefit Rider" for more information regarding the rider.) However, you should consult a qualified tax advisor about the consequences of adding this rider to a policy or requesting payment under this rider.

  Other Policy Owner Tax Matters. The tax consequences of continuing the policy beyond the insured's 100th year are unclear. You should consult a tax advisor if you intend to keep the policy in force beyond the insured's 100th year.

  Businesses can use the policies in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances. If you are purchasing the policy for any arrangement the value of which depends in part on its tax consequences, you should consult a qualified tax advisor. In recent years, moreover, Congress has adopted new rules relating to life insurance owned by businesses. Any business contemplating the purchase of a new policy or a change in an existing policy should consult a tax advisor.

  Possible Tax Law Changes. Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the policy could change by legislation or otherwise. Consult a tax advisor with respect to legislative developments and their effect on the policy.

Taxation of United Investors

  We incur state and local premium taxes, and Federal income taxes resulting from the treatment of deferred acquisition costs. The amount of the charge we deduct for such taxes is discussed above under "Charges and Deductions." At the present time, we make no charge to the Variable Account for any other Federal, state or local taxes that it incurs which may be attributable to the Variable Account or to the policies. Nevertheless, we reserve the right in the future to make a charge for any such tax or other economic burden resulting from the application of the tax laws that we determine to be properly attributable to the Variable Account or to the policies.

Employment-Related Benefit Plans

  On July 6, 1983, the Supreme Court held in Arizona Governing Committee v. Norris that optional annuity benefits provided under an employer's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women on the basis of sex. The policies described in this prospectus contain guaranteed purchase rates for certain payment options that generally distinguish between men and women. Accordingly, employers and employee organizations should consider, in consultation with their legal counsel, the impact of Norris, and Title VII generally, on any employment-related insurance or benefit program for which a policy may be purchased.


Other Information
================================================================================

United Investors Life Insurance Company

  We were incorporated in the State of Missouri on August 17, 1981, as the successor to a company of the same name established in Missouri on September 27, 1961. We are a stock life insurance company, indirectly owned by Torchmark Corporation. Our principal business is selling life insurance and annuity contracts. We are admitted to do business in the District of Columbia and all states except New York.

  Published Ratings. We may publish (in advertisements, sales literature, and reports to policy owners) the ratings and other information assigned to us by one or more independent insurance industry analysts or rating organizations such as A. M. Best Company, Standard & Poor's Corporation, and Weiss Research, Inc. These ratings reflect the organization's current opinion of an insurance company's financial strength and operating performance in comparison to the norms for the insurance industry; they do not reflect the strength, performance, risk, or safety (or lack thereof) of the variable subaccounts. The claims-paying ability rating as measured by Standard & Poor's is an opinion of an operating insurance company's financial capacity to meet its obligations under its outstanding insurance and annuity policies.

Sale of the Policies

  United Securities Alliance, Inc., 8 Inverness Drive, Suite 100, Denver, Colorado, is a principal underwriter of the policies. United Securities Alliance, Inc. is a corporation organized under the laws of the state of Nevada in 1994. First Union Securities, Inc., 301 South College Street, Charlotte, North Carolina, is also a principal underwriter. It is a Delaware corporation organized in 1999. Both underwriters are registered as broker-dealers under the Securities Exchange Act of 1934, and are members of the National Association of Securities Dealers, Inc. The Policies may not be available in all states. The underwriters may enter into written sales agreements with various broker-dealers to aid in the sale of the policies. A commission plus bonus compensation may be paid to broker-dealers or agents in connection with sales of the policies.

Changing the Variable Account

  We have the right to make changes to, and to modify how we operate, the Variable Account. Specifically, we have the right to:

  (a)  add subaccounts to, or remove subaccounts from, the Variable Account;

  (b)  combine the Variable Account with other separate accounts;

  (c) replace the shares of a portfolio by substituting shares of another portfolio of Target/United Funds, Inc. or another investment company

       (1) if shares of the portfolio are no longer available for investment, or

       (2) if, in our judgment, continued investment in the portfolio is inappropriate in view of the purposes of the Variable Account;

  (d)  end the registration of the Variable Account under the 1940 Act;

  (e) disregard instructions from policy owners (only if required by state insurance regulatory authorities or otherwise pursuant to insurance law or regulation) regarding a change in the investment objectives of a portfolio or the approval or disapproval of an investment advisory agreement; and

  (f) operate the Variable Account or one or more of its subaccounts in any other form allowed by law, including a form that permits direct investments in individual securities (rather than solely investments in a mutual fund shares).

Voting of Portfolio Shares

  We are the legal owner of portfolio shares held in the subaccounts of the Variable Account and therefore have the right to vote on all matters submitted to shareholders of the portfolios. However, to the extent required by law, we will vote shares held in the variable subaccounts at meetings of the shareholders of the portfolios in accordance with instructions received from policy owners. The mutual funds generally do not hold regular annual shareholder meetings. To obtain voting instructions from policy owners before a meeting of shareholders of a particular portfolio, we may send voting instruction material, a voting instruction form and any other related material to policy owners with policy value in the variable subaccount corresponding to that portfolio. We will vote shares held in a variable subaccount for which no timely instructions are received in the same proportion as those shares for which voting instructions are received. If the applicable Federal securities laws, regulations or interpretations thereof change to permit us to vote shares of the portfolios in our own right, then we may elect to do so. We may, if required by state insurance officials, disregard policy owners' voting instructions if such instructions would require us to vote the shares so as to cause a change in sub-classification or investment objectives of one or more of the portfolios, or to approve or disapprove an investment advisory agreement. In addition, we may under certain circumstances disregard voting instructions that would require changes in the investment policy or investment adviser of a portfolio, provided that we reasonably disapprove of such changes in accordance with applicable Federal regulations. If we ever disregard voting instructions, policy owners will be advised of that action and of our reasons for doing so in our next report to policy owners.

Addition, Deletion, or Substitution of Investments

  We reserve the right, subject to compliance with applicable law, to make additions to, deletions from, or substitutions for the shares of the underlying mutual funds that are held by the Variable Account (or any of its subaccounts) or that the Variable Account (or any of its subaccounts) may purchase. We reserve the right to eliminate the shares of any of the portfolios of the underlying mutual funds and to substitute shares of another portfolio of the underlying mutual funds or any other investment vehicle or of another open-end, registered investment company if:

  (a)  laws or regulations are changed;

  (b) the shares of the underlying mutual funds or one of its portfolios are no longer available for investment, or;

  (c) in our judgment, further investment in any portfolio becomes inappropriate in view of the purposes of the Subaccount.

We will not substitute any shares attributable to your interest in a subaccount of the Variable Account without notice and prior approval of the U.S. Securities and Exchange Commission and the insurance regulator of the state where the policy was delivered, if required. Nevertheless, the representations in this prospectus will not prevent the Variable Account from purchasing other securities for other series or classes of policies, or from permitting a conversion between series or classes of policies on the basis of requests made by policy owners.

  We also reserve the right to establish additional subaccounts of the Variable Account, each of which would invest in a new portfolio of the mutual funds, or in shares of another investment company or suitable investment, with a specified investment objective. We may establish new variable subaccounts when, in our sole discretion, marketing needs or investment conditions warrant. We may make available any new variable subaccounts to existing policy owners, and will do so on a basis that we will determine. We may also eliminate one or more variable subaccounts if, in our sole discretion, marketing, tax, or investment conditions warrant.

  In the event of any such substitution or change, we may, by appropriate endorsement, make such changes in this and other policies as may be necessary or appropriate to reflect such substitution or change. If we deem it to be in the best interests of persons having voting rights under the policies, the Variable Account may be:

  (a) operated as a management company under the Investment Company Act of 1940;

  (b) deregistered under that Act in the event such registration is no longer required; or

  (c)  combined with other United Investors separate accounts.

Other Information

  A registration statement under the Securities Act of 1933 has been filed with the SEC relating to the offering described in this prospectus. This prospectus does not include all the information set forth in the registration statement. That information may be obtained at the SEC's principal office in Washington, D.C. by paying the SEC's prescribed fees.

Litigation

  No legal or administrative proceeding is pending that would have a material effect upon the Variable Account.

Legal Matters

  Legal advice regarding certain matters relating to Federal securities laws applicable to the issuance of the policy described in this prospectus has been provided by Sutherland Asbill & Brennan LLP of Washington, D.C.

Experts

  The balance sheets of United Investors Life Insurance Company as of December 31, 1998 and 1997, and the related statements of operations, comprehensive income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1998 have been included herein in reliance upon the report of KPMG LLP (formerly KPMG Peat Marwick LLP), independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

  Actuarial matters included in this prospectus have been examined by W. Thomas Aycock, Vice President and Chief Actuary of United Investors, whose opinion is filed as an exhibit to the registration statement.

Financial Statements

  The financial statements of United Investors, which are included in Appendix D to this prospectus, should be considered only as bearing on our ability to meet our obligations under the policies. They should not be considered as bearing on the investment performance of the assets held in the Variable Account. No financial statements are presented for the Variable Account because it has yet to commence operations.

Appendix A:
Hypothetical Illustrations
================================================================================

  The following illustrations show how certain values under a sample policy change with assumed investment performance over an extended period of time. In particular, they illustrate how policy values, net cash surrender values and death benefits under a policy, covering an insured of a given age on the policy's effective date, would vary over time if planned premiums were paid annually and the return on the assets in the variable subaccounts were a uniform gross annual rate of 0%, 6% or 12%, before deduction of any fees and charges, including portfolio expenses. The tables also show planned premiums accumulated at 5% interest. The values under a policy would be different from those shown if the returns averaged 0%, 6% or 12% but fluctuated over and under those averages throughout the years shown. The hypothetical investment rates of return are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return for a particular policy may be more or less than the hypothetical investment rates of return used in the illustrations.

  The illustrations assume an average annual expense ratio of 0.87% of the daily net assets of the portfolios available under the policies, based on the expense ratios of each of the portfolios for the last fiscal year of operations. For information on portfolio expenses, see the mutual funds prospectuses accompanying this prospectus.

  The illustrations also reflect the 0.75% mortality and expense risk charge to the Variable Account during the first ten policy years, 0.50% during the second ten years, and 0.25% thereafter. After deduction of average portfolio expenses and the mortality and expense risk charge, the illustrated gross annual investment rates of return would correspond to the following approximate net annual rates of return for the variable subaccounts:


  Hypothetical gross rate of return:        0%     6%     12%
                                        -----   ----   -----
  Net return, policy years 1 - 10:      -1.62%  4.38%  10.38%
  Net return, policy years 11 - 20:     -1.37%  4.63%  10.63%
  Net return, policy years 21 & up:     -1.12%  4.88%  10.88%

  The current illustrations reflect the $6.00 monthly policy charge for all policy years, while the guaranteed illustrations reflect the $10.00 maximum monthly policy charge for all policy years. The illustrations also reflect the deduction of premium expense charges and the monthly deduction for the hypothetical insured. Our current charges and the higher guaranteed charges we have the contractual right to deduct from your policy value are reflected in separate illustrations on each of the following pages. All the illustrations reflect the fact that no charges for Federal or state income taxes are currently made against the Variable Account and assume no loan balance or charges for supplemental benefits.

  Upon request, we will furnish a comparable illustration based upon the proposed insured's individual circumstances. Such illustrations may assume different hypothetical rates of return than those illustrated in the following tables.

                    MALE ISSUE AGE 35, STANDARD NON-TOBACCO
                             $1,000 ANNUAL PREMIUM
                        $100,000 FACE AMOUNT, OPTION A
                                CURRENT CHARGES

                                                                                                        NET CASH
                                        DEATH BENEFITS                     POLICY VALUES             SURRENDER VALUES
                           ------------------------------       ----------------------------      -----------------------------
End of    PREMIUMS
Policy    +Interest at
Year      5% Per Year         0%          6%       12%            0%          6%        12%        0%          6%          12%
                              --          --       ---            --          --        ---        --          --          ---
       1       1,050        100,000     100,000   100,000          429         469        509          0          0           0
       2       2,153        100,000     100,000   100,000        1,083       1,197      1,317        407        521         641
       3       3,310        100,000     100,000   100,000        1,716       1,948      2,199        596        828       1,079
       4       4,528        100,000     100,000   100,000        2,329       2,721      3,163      1,209      1,601       2,043
       5       5,802        100,000     100,000   100,000        2,919       3,515      4,214      1,799      2,395       3,094
       6       7,142        100,000     100,000   100,000        3,487       4,332      5,362      2,367      3,212       4,242
       7       8,549        100,000     100,000   100,000        4,030       5,168      6,614      2,910      4,048       5,494
       8      10,027        100,000     100,000   100,000        4,548       6,027      7,981      3,428      4,907       6,861
       9      11,578        100,000     100,000   100,000        5,079       6,947      9,519      3,959      5,826       8,399
      10      13,207        100,000     100,000   100,000        5,585       7,891     11,204      4,652      6,958      10,271
      11      14,917        100,000     100,000   100,000        6,075       8,877     13,074      5,328      8,130      12,327
      12      16,713        100,000     100,000   100,000        6,548       9,900     15,138      5,988      9,340      14,578
      13      18,599        100,000     100,000   100,000        7,047      11,005     17,460      6,674     10,632      17,087
      14      20,579        100,000     100,000   100,000        7,509      12,133     20,006      7,322     11,946      19,819
      15      22,657        100,000     100,000   100,000        7,831      13,283     22,800      7,931     13,283      22,800
      16      24,840        100,000     100,000   100,000        8,307      14,450     25,867      8,307     14,450      25,867
      17      27,132        100,000     100,000   100,000        8,635      15,634     29,236      8,635     15,634      29,236
      18      29,539        100,000     100,000   100,000        8,908      16,830     32,941      8,908     16,830      32,941
      19      32,066        100,000     100,000   100,000        9,124      18,036     37,019      9,124     18,036      37,019
      20      34,719        100,000     100,000   100,000        8,278      19,252     41,521      9,278     19,252      41,521
      21      37,505        100,000     100,000   100,000        8,567      20,682     46,708      9,567     20,682      46,708
      22      40,430        100,000     100,000   100,000        9,804      22,145     52,460      9,804     22,145      52,460
      23      43,502        100,000     100,000   100,000        9,983      23,638     58,846      9,983     23,638      58,846
      24      46,727        100,000     100,000   100,000       10,099      25,111     65,947     10,099     25,161      65,947
      25      50,113        100,000     100,000   100,000       10,143      28,709     73,852     10,143     26,709      73,852
      26      53,669        100,000     100,000   107,441       10,107      28,279     82,647     10,107     28,279      82,647
      27      57,403        100,000     100,000   118,230        9,979      29,866     92,367      9,979     29,866      92,367
      28      61,323        100,000     100,000   129,912        9,750      31,466    103,105      9,750     31,466     103,105
      29      85,439        100,000     100,000   142,561        9,412      33,079    114,968      9,412     33,078     114,968
      30      69,761        100,000     100,000   156,255        8,953      34,702    128,078      8,953     34,702     128,078

The hypothetical investment rates of return shown above are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rate of return may be more or less than those shown and will depend on a number of factors, including the allocations made by a policy owner to one or more variable subaccounts and the investment experience of the portfolios underlying those variable subaccounts. The death benefit, policy value and net cash surrender value for a policy would be different from those shown if the actual gross annual rates of return averaged 0%, 6%, or 12% over a period of years, but fluctuated above or below those averages for individual policy years. They would also be different if any policy loans or withdrawals were made. No representations can be made by us, the Variable Account or the portfolios that these hypothetical rates of return can be achieved for any one year or sustained over a period of time.

                    MALE ISSUE AGE 50, STANDARD NON-TOBACCO
                             $2,500 ANNUAL PREMIUM
                        $100,000 FACE AMOUNT, OPTION A
                                CURRENT CHARGES

                                                                                                             NET CASH
                                       DEATH BENEFITS                     POLICY VALUES                  SURRENDER VALUES
                                -----------------------------        -------------------------       --------------------------
End of        PREMIUMS
Policy        + Interest at
Year          5% Per Year         0%          6%        12%            0%        6%       12%           0%       6%        12%
                                  --          --        ---            --        --       ---           --       --        ---
   1              2,625         100,000     100,000   100,000         1,486     1,599    1,712           560      673       786
   2              5,381         100,000     100,000   100,000         3,152     3,479    3,821         2,088    2,416     2,757
   3              8,275         100,000     100,000   100,000         4,752     5,404    6,111         2,660    3,312     4,019
   4             11,314         100,000     100,000   100,000         6,284     7,371    8,600         4,192    5,279     6,508
   5             14,505         100,000     100,000   100,000         7,741     9,378   11,303         5,649    7,286     9,211
   6             17,855         100,000     100,000   100,000         9,121    11,422   14,243         7,029    9,330    12,150
   7             21,373         100,000     100,000   100,000        10,455    13,539   17,479         8,363   11,446    15,387
   8             25,066         100,000     100,000   100,000        11,826    15,816   21,133         9,734   13,724    19,041
   9             28,945         100,000     100,000   100,000        13,237    18,267   25,257        11,145   16,175    23,165
  10             33,017         100,000     100,000   100,000        14,639    20,851   29,852        12,896   19,108    28,109
  11             37,293         100,000     100,000   100,000        16,168    23,716   35,123        14,773   22,321    33,728
  12             41,782         100,000     100,000   100,000        17,600    26,656   40,927        16,554   25,610    38,881
  13             46,497         100,000     100,000   100,000        18,944    29,682   47,340        18,247   28,985    46,643
  14             51,446         100,000     100,000   100,000        20,202    32,808   54,447        19,853   32,459    54,098
  15             56,644         100,000     100,000   100,000        21,376    36,043   62,343        21,376   36,043    62,343
  16             62,101         100,000     100,000   100,000        22,424    39,365   71,120        22,424   39,365    71,120
  17             67,831         100,000     100,000   100,000        23,332    42,775   80,907        23,332   42,775    80,907
  18             73,848         100,000     100,000   108,335        24,081    46,275   91,809        24,081   46,275    91,809
  19             80,165         100,000     100,000   121,462        24,652    49,871  103,813        24,652   49,871   103,813
  20             86,798         100,000     100,000   135,770        25,027    53,581  117,044        25,027   53,581   117,044
  21             93,763         100,000     100,000   151,639        25,193    57,511  131,860        25,193   57,511   131,860
  22            101,076         100,000     100,000   167,523        25,165    61,630  148,250        25,165   61,630   148,250
  23            108,755         100,000     100,000   184,702        24,925    65,968  166,399        24,925   65,968   166,399
  24            116,818         100,000     100,000   203,302        24,445    70,560  186,515        24,445   70,560   186,515
  25            125,284         100,000     100,000   223,464        23,694    75,449  208,845        23,694   75,449   208,845
  26            134,173         100,000     100,000   245,352        22,632    80,688  233,669        22,632   80,688   233,669
  27            143,506         100,000     100,000   274,136        21,210    86,346  261,082        21,210   88,346   261,082
  28            153,307         100,000     100,000   305,907        19,365    92,509  291,340        19,365   92,509   291,340
  29            163,597         100,000     104,150   340,959        17,027    99,190  324,723        17,027   99,190   324,723
  30            174,402         100,000     111,457   379,610        14,107   106,150  361,533        14,107   106,150  361,533


The hypothetical investment rates of return shown above are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors, including the allocations made by a policy owner to one or more variable subaccounts and the investment experience of the portfolios underlying those variable subaccounts. The death benefit policy value and net cash surrender value for a policy would be different from those shown if the actual gross annual rates of return averaged 0%, 6%, or 12% over a period of years, but fluctuated above or below those averages for individual policy years. They would also be different if any policy loans or withdrawals were made. No representations can be made by us, the Variable Account or the portfolios that these hypothetical rates of return can be achieved for any one year or sustained over a period of time.

                    MALE ISSUE AGE 35, STANDARD NON-TOBACCO
                             $1,000 ANNUAL PREMIUM
                        $100,000 FACE AMOUNT, OPTION A
                              GUARANTEED CHARGES

                                                                                                         NET CASH
                                   DEATH BENEFITS                     POLICY VALUES                  SURRENDER VALUES
                           -----------------------------      ----------------------------     -----------------------------

 End of   PREMIUMS
 Policy   + Interest at
  Year    5% Per Year         0%         6%        12%           0%        6%        12%          0%         6%        12%
                           -------    -------    -------      -------    -------   -------     -------    -------    -------
     1           1,050     100,000    100,000    100,000          382        420       458           0          0          0
     2           2,153     100,000    100,000    100,000          988      1,097     1,210         312        421        534
     3           3,310     100,000    100,000    100,000        1,575      1,793     2,030         455        673        910
     4           4,526     100,000    100,000    100,000        2,142      2,510     2,925       1,022      1,390      1,805
     5           5,802     100,000    100,000    100,000        2,687      3,245     3,900       1,567      2,125      2,780
     6           7,142     100,000    100,000    100,000        3,210      4,000     4,963       2,090      2,880      3,843
     7           8,549     100,000    100,000    100,000        3,709      4,771     6,122       2,589      3,651      5,002
     8          10,027     100,000    100,000    100,000        4,183      5,562     7,386       3,063      4,441      6,266
     9          11,578     100,000    100,000    100,000        4,671      6,410     8,810       3,551      5,290      7,690
    10          13,207     100,000    100,000    100,000        5,133      7,278    10,365       4,200      6,345      9,432
    11          14,917     100,000    100,000    100,000        5,580      8,184    12,092       4,833      7,437     11,345
    12          16,713     100,000    100,000    100,000        5,996      9,110    13,984       5,436      8,550     13,424
    13          18,599     100,000    100,000    100,000        6,382     10,054    16,058       6,009      9,681     15,685
    14          20,579     100,000    100,000    100,000        6,735     11,019    18,335       6,548     10,832     18,148
    15          22,657     100,000    100,000    100,000        7,052     12,000    20,834       7,052     12,000     20,834
    16          24,840     100,000    100,000    100,000        7,332     12,998    23,581       7,332     12,998     23,581
    17          27,132     100,000    100,000    100,000        7,570     14,008    26,601       7,570     14,008     26,601
    18          29,539     100,000    100,000    100,000        7,758     15,026    29,920       7,758     15,026     29,920
    19          32,066     100,000    100,000    100,000        7,893     16,048    33,573       7,893     16,048     33,573
    20          34,719     100,000    100,000    100,000        7,966     17,068    37,595       7,966     17,068     37,595
    21          37,505     100,000    100,000    100,000        7,993     18,124    42,126       7,993     18,124     42,126
    22          40,430     100,000    100,000    100,000        7,945     19,173    47,141       7,945     19,173     47,141
    23          43,502     100,000    100,000    100,000        7,818     20,212    52,705       7,818     20,212     52,705
    24          46,727     100,000    100,000    100,000        7,606     21,235    58,888       7,606     21,235     58,888
    25          50,113     100,000    100,000    100,000        7,296     22,234    65,775       7,296     22,234     65,775
    26          53,669     100,000    100,000    100,000        6,877     23,201    73,461       6,877     23,201     73,461
    27          57,403     100,000    100,000    105,019        6,335     24,125    82,046       6,335     24,125     82,046
    28          61,323     100,000    100,000    115,340        5,651     24,991    91,540       5,651     24,991     91,540
    29          65,439     100,000    100,000    126,496        4,802     25,782   102,013       4,802     25,782    102,013
    30          69,761     100,000    100,000    138,554        3,764     26,479   113,589       3,764     26,479    113,569

The hypothetical investment rates of return shown above are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rate of return may be more or less than those shown and will depend on a number of factors, including the allocations made by a policy owner to one or more variable subaccounts and the investment experience of the portfolios underlying those variable subaccounts. The death benefit, policy value and net cash surrender value for a policy would be different from those shown if the actual gross annual rates of return averaged 0%, 6%, or 12% over a period of years, but fluctuated above or below those averages for individual policy years. They would also be different if any policy loans or withdrawals were made. No representations can be made by us, the Variable Account or the portfolios that these hypothetical rates of return can be achieved for any one year or sustained over a period of time.

                    MALE ISSUE AGE 50, STANDARD NON-TOBACCO
                             $2,500 ANNUAL PREMIUM
                        $100,000 FACE AMOUNT, OPTION A
                              GUARANTEED CHARGES

                                                                                                     NET CASH
                                DEATH BENEFITS                    POLICY VALUES                   SURRENDER VALUES
                          ------------------------        -----------------------------     ----------------------------

End of   PREMIUMS
Policy   + Interest at
 Year    5%  Per Year    0%        6%       12%            0%        6%          12%          0%        6%        12%
                         ---       ---      ----           ---       ---         ----         ---       ---       ----
    1     2,625         100,000   100,000  100,000          1,427     1,538       1,650         501       612        724
    2     5,381         100,000   100,000  100,000          3,034     3,354       3,689       1,971     2,291      2,625
    3     8,275         100,000   100,000  100,000          4,576     5,211       5,900       2,484     3,119      3,808
    4    11,314         100,000   100,000  100,000          6,047     7,105       8,300       3,955     5,013      6,208
    5    14,505         100,000   100,000  100,000          7,444     9,033      10,904       5,352     6,941      8,812
    6    17,855         100,000   100,000  100,000          8,762    10,993      13,731       6,670     8,901     11,639
    7    21,373         100,000   100,000  100,000          9,995    12,982      16,803       7,903    10,890     14,711
    8    25,066         100,000   100,000  100,000         11,191    15,051      20,204       9,099    12,959     18,112
    9    28,945         100,000   100,000  100,000         12,349    17,207      23,975      10,257    15,115     21,883
   10    33,017         100,000   100,000  100,000         13,410    19,393      28,099      11,667    17,650     26,356
   11    37,293         100,000   100,000  100,000         14,403    21,659      32,693      13,008    20,264     31,298
   12    41,782         100,000   100,000  100,000         15,286    23,957      37,752      14,240    22,911     36,706
   13    46,497         100,000   100,000  100,000         16,044    26,282      43,334      15,347    25,585     42,637
   14    51,446         100,000   100,000  100,000         16,662    28,625      49,510      16,313    28,276     49,161
   15    56,644         100,000   100,000  100,000         17,123    30,982      56,366      17,123    30,982     56,366
   16    62,101         100,000   100,000  100,000         17,411    33,347      64,008      17,411    33,347     64,008
   17    67,831         100,000   100,000  100,000         17,513    35,721      72,568      17,513    35,721     72,568
   18    73,848         100,000   100,000  100,000         17,410    38,102      82,206      17,410    38,102     82,206
   19    80,165         100,000   100,000  108,823         17,085    40,493      93,011      17,085    40,493     93,011
   20    86,798         100,000   100,000  121,673         16,511    42,892     104,890      16,511    42,892    104,890
   21    93,763         100,000   100,000  135,942         15,692    45,405     118,210      15,692    45,405    118,210
   22   101,076         100,000   100,000  150,210         14,532    47,928     132,930      14,532    47,928    132,930
   23   108,755         100,000   100,000  165,625         12,960    50,449     149,212      12,960    50,449    149,212
   24   116,818         100,000   100,000  182,300         10,889    52,960     167,248      10,889    52,960    167,248
   25   125,284         100,000   100,000  200,375          8,221    55,455     187,266       8,221    55,455    187,266
   26   134,173         100,000   100,000  220,017          4,854    57,943     209,540       4,854    57,943    209,540
   27   143,506         100,000   100,000  245,790            669    60,437     234,085         669    60,437    234,085
   28   153,307         100,000   100,000  274,174         (4,477)   62,957     261,118           0    62,957    261,118
   29   163,597         100,000   100,000  305,419        (10,755)   65,533     290,875           0    65,533    290,875
   30   174,402         100,000   100,000  339,788        (18,401)   68,197     323,608           0    68,197    323,608

The hypothetical investment rates of return shown above are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rate of return may be more or less than those shown and will depend on a number of factors, including the allocations made by a policy owner to one or more variable subaccounts and the investment experience of the portfolios underlying those variable subaccounts. The death benefit, policy value and net cash surrender value for a policy would be different from those shown if the actual gross annual rates of return averaged 0%, 6%, or 12% over a period of years, but fluctuated above or below those averages for individual policy years. They would also be different if any policy loans or withdrawals were made. No representations can be made by us, the Variable Account or the portfolios that these hypothetical rates of return can be achieved for any one year or sustained over a period of time.

                    MALE ISSUE AGE 35, STANDARD NON-TOBACCO
                             $1,000 ANNUAL PREMIUM
                        $100,000 FACE AMOUNT, OPTION B
                                CURRENT CHARGES

                                                                                                              NET CASH
                                  DEATH BENEFITS                    POLICY VALUES                         SURRENDER VALUES
                           --------------------------        ---------------------------            ------------------------------

 End of   PREMIUMS
 Policy + Interest at
  Year  5% Per Year          0%        6%        12%            0%        6%        12%                0%       6%        12%
                             --        --        ---            --        --        ---                --       --        ---
    1      1,050          100,428    100,468   100,508           428        468        508                0        0         0
    2      2,153          101,080    101,194   101,313         1,080      1,194      1,313              404      518       637
    3      3,310          101,710    101,940   102,191         1,710      1,940      2,191              590      820     1,070
    4      4,526          102,317    102,707   103,146         2,317      2,707      3,146            1,197    1,587     2,026
    5      5,802          102,901    103,493   104,187         2,901      3,493      4,187            1,781    2,373     3,066
    6      7,142          103,461    104,298   105,319         3,461      4,298      5,319            2,341    3,178     4,199
    7      8,549          103,994    105,121   106,550         3,994      5,121      6,550            2,874    4,001     5,430
    8     10,027          104,501    105,960   107,889         4,501      5,960      7,889            3,381    4,840     6,769
    9     11,578          105,017    106,857   109,390         5,017      6,857      9,390            3,897    5,737     8,270
   10     13,207          105,506    107,773   111,027         5,506      7,773     11,027            4,573    6,840    10,094
   11     14,917          105,976    108,723   112,834         5,976      8,723     12,834            5,229    7,976    12,087
   12     16,713          106,428    109,704   114,819         6,428      9,704     14,819            5,868    9,144    14,259
   13     18,599          106,906    110,765   117,052         6,906     10,765     17,052            6,533   10,392    16,679
   14     20,579          107,344    111,840   119,485         7,344     11,840     19,485            7,156   11,653    19,298
   15     22,657          107,736    112,924   122,135         7,736     12,924     22,135            7,736   12,924    22,135
   16     24,840          108,078    114,011   125,018         8,078     14,011     25,018            8,078   14,011    25,018
   17     27,132          108,366    115,098   128,157         8,366     15,098     28,157            8,366   15,098    28,157
   18     29,539          108,594    116,178   131,568         8,594     16,178     31,568            8,594   16,178    31,568
   19     32,066          108,757    117,243   135,277         8,757     17,243     35,277            8,757   17,243    35,277
   20     34,719          108,851    118,291   139,314         8,851     18,291     39,314            8,851   18,291    39,314
   21     37,505          109,092    119,562   144,007         9,092     19,562     44,007            9,092   19,562    44,007
   22     40,430          109,274    120,836   149,151         9,274     20,836     49,151            9,274   20,836    49,151
   23     43,502          109,390    122,107   154,787         9,390     22,107     54,787            9,390   22,107    54,787
   24     46,727          109,436    123,369   160,962         9,436     23,369     60,962            9,436   23,369    60,962
   25     50,113          109,402    124,610   167,725         9,402     24,610     67,725            9,402   24,610    67,725
   26     53,669          109,279    125,819   175,129         9,279     25,819     75,129            9,279   25,819    75,129
   27     57,403          109,055    126,981   183,228         9,055     26,981     83,228            9,055   26,981    83,228
   28     61,323          108,721    128,084   192,090         8,721     28,084     92,090            8,721   28,084    92,090
   29     65,439          108,270    129,116   201,786         8,270     29,116    101,786            8,270   29,116   101,786
   30     69,761          107,691    130,062   212,397         7,691     30,062    112,397            7,691   30,062   112,397

The hypothetical investment rates of return shown above are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rate of return may be more or less than those shown and will depend on a number of factors, including the allocations made by a policy owner to one or more variable subaccounts and the investment experience of the portfolios underlying those variable subaccounts. The death benefit policy value and net cash surrender value for a policy would be different from those shown if the actual gross annual rates of return averaged 0%, 6%, or 12% over a period of years, but fluctuated above or below those averages for individual policy years. They would also be different if any policy loans or withdrawals were made. No representation can be made by us, the Variable Account or the portfolios that these hypothetical rates of return can be achieved for any one year or sustained over a period of time.

                    MALE ISSUE AGE 50, STANDARD NON-TOBACCO
                             $2,500 ANNUAL PREMIUM
                        $100,000 FACE AMOUNT, OPTION B
                                CURRENT CHARGES

                                                                                                          NET CASH
                                   DEATH BENEFITS                      POLICY VALUES                   SURRENDER VALUES
                            -----------------------------      ------------------------------     ---------------------------

End of        PREMIUMS
Policy   + Interest at
 Year      5% Per Year        0%         6%         12%           0%        6%          12%          0%       6%        12%
                            -------    -------    -------      -------    -------     -------     -------   -------   -------
     1           2,625      101,477    101,589    101,702        1,477      1,589       1,702         551       663       776
     2           5,381      103,125    103,449    103,788        3,125      3,449       3,788       2,061     2,386     2,724
     3           8,275      104,697    105,340    106,038        4,697      5,340       6,038       2,605     3,248     3,946
     4          11,314      106,188    107,256    108,462        6,188      7,256       8,462       4,095     5,164     6,370
     5          14,505      107,590    109,189    111,070        7,590      9,189      11,070       5,498     7,097     8,978
     6          17,855      108,899    111,135    113,873        8,899     11,135      13,873       6,807     9,043    11,781
     7          21,373      110,149    113,126    116,927       10,149     13,126      16,927       8,057    11,034    14,835
     8          25,066      111,427    115,255    120,351       11,427     15,255      20,351       9,335    13,163    18,259
     9          28,945      112,734    117,532    124,188       12,734     17,532      24,188      10,642    15,440    22,096
    10          33,017      114,024    119,912    128,429       14,024     19,912      28,429      12,281    18,169    26,686
    11          37,293      115,448    122,570    133,306       15,448     22,570      33,306      14,053    21,175    31,911
    12          41,782      116,748    125,243    138,592       16,748     25,243      38,592      15,702    24,197    37,546
    13          46,497      117,931    127,937    144,332       17,931     27,937      44,332      17,234    27,240    43,635
    14          51,446      118,999    130,653    150,578       18,999     30,653      50,578      18,650    30,304    50,229
    15          56,644      119,950    133,390    157,379       19,950     33,390      57,379      19,950    33,390    57,379
    16          62,101      120,731    136,091    164,735       20,731     36,091      64,735      20,731    36,091    64,735
    17          67,831      121,317    138,728    172,678       21,317     38,728      72,678      21,317    38,728    72,678
    18          73,848      121,686    141,270    181,242       21,686     41,270      81,242      21,686    41,270    81,242
    19          80,165      121,810    143,682    190,460       21,810     43,682      90,460      21,810    43,682    90,460
    20          86,798      121,660    145,930    200,384       21,660     45,930     100,384      21,660    45,930   100,384
    21          93,763      121,199    148,012    211,208       21,199     48,012     111,208      21,199    48,012   111,208
    22         101,076      120,479    149,923    222,928       20,479     49,923     122,928      20,479    49,923   122,928
    23         108,755      119,482    151,633    235,619       19,482     51,633     135,619      19,482    51,633   135,619
    24         116,818      118,184    153,105    249,360       18,184     53,105     149,360      18,184    53,105   149,360
    25         125,284      116,557    154,293    264,229       16,557     54,293     164,229      16,557    54,293   164,229
    26         134,173      114,569    155,148    280,313       14,569     55,148     180,313      14,569    55,148   180,313
    27         143,506      112,185    155,611    297,699       12,185     55,611     197,699      12,185    55,611   197,699
    28         153,307      109,359    155,615    316,481        9,359     55,615     216,481       9,359    55,615   216,481
    29         163,597      106,056    155,093    336,763        6,056     55,093     236,763       6,056    55,093   236,763
    30         174,402      102,228    153,965    358,653        2,228     53,965     258,653       2,228    53,965   258,653

The hypothetical investment rates of return shown above are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rate of return may be more or less than those shown and will depend on a number of factors, including the allocations made by a policy owner to one or more variable subaccounts and the investment experience of the portfolios underlying those variable subaccounts. The death benefit, policy value and net cash surrender value for a policy would be different from those shown if the actual gross annual rates of return averaged 0%, 6%, or 12% over a period of years, but fluctuated above or below those averages for individual policy years. They would also be different if any policy loans or withdrawals were made. No representations can be made by us, the Variable Account or the portfolios that these hypothetical rates of return can be achieved for any one year or sustained over a period of time.

                    MALE ISSUE AGE 35, STANDARD NON-TOBACCO
                             $1,000 ANNUAL PREMIUM
                        $100,000 FACE AMOUNT, OPTION B
                              GUARANTEED CHARGES

                                                                                                              NET CASH
                              DEATH BENEFITS                               POLICY VALUES                  SURRENDER VALUES
                       -------------------------------        ----------------------------------    -------------------------------
End of   PREMIUMS
Policy  + Interest at
Year    5% Per Year      0%          6%        12%              0%           6%             12%         0%           6%         12%
                         -           -         --               -            -              --          -            -          --
 1      1,050          100,381      100,419    100,457          381          419             457          0           0           0
 2      2,153          100,985      101,093    101,207          985        1,093           1,207        309         417         531
 3      3,310          101,569      101,786    102,022        1,569        1,786           2,022        449         666         902
 4      4,526          102,131      102,497    102,910        2,131        2,497           2,910      1,011       1,377       1,789
 5      5,802          102,670      103,224    103,874        2,670        3,224           3,874      1,550       2,104       2,754
 6      7,142          103,186      103,969    104,923        3,186        3,969           4,923      2,066       2,848       3,803
 7      8,549          103,676      104,727    106,062        3,676        4,727           6,062      2,555       3,607       4,942
 8     10,027          104,139      105,500    107,300        4,139        5,500           7,300      3,019       4,380       6,180
 9     11,578          104,614      106,327    108,689        4,614        6,327           8,689      3,494       5,206       7,569
10     13,207          105,060      107,168    110,199        5,060        7,168          10,199      4,127       6,235       9,266
11     14,917          105,488      108,041    111,867        5,488        8,041          11,867      4,741       7,294      11,120
12     16,713          105,884      108,926    113,684        5,884        8,926          13,684      5,324       8,366      13,124
13     18,599          106,245      109,822    115,663        6,245        9,822          15,663      5,872       9,449      15,290
14     20,579          106,571      110,728    117,820        6,571       10,728          17,820      6,384      10,541      17,633
15     22,657          106,857      111,640    120,169        6,857       11,640          20,169      6,857      11,640      20,169
16     24,840          107,102      112,556    122,728        7,102       12,556          22,728      7,102      12,556      22,728
17     27,132          107,300      113,469    125,513        7,300       13,469          25,513      7,300      13,469      25,513
18     29,539          107,445      114,372    128,539        7,445       14,372          28,539      7,445      14,372      28,539
19     32,066          107,530      115,258    131,826        7,530       15,258          31,826      7,530      15,258      31,826
20     34,719          107,549      116,117    135,393        7,549       16,117          35,393      7,549      16,117      35,393
21     37,505          107,514      116,982    139,351        7,514       16,982          39,351      7,514      16,982      39,351
22     40,430          107,399      117,805    143,653        7,399       17,805          43,653      7,399      17,805      43,653
23     43,502          107,199      118,579    148,332        7,199       18,579          48,332      7,199      18,579      48,332
24     46,727          106,907      119,295    153,420        6,907       19,295          53,420      6,907      19,295      53,420
25     50,113          106,514      119,937    158,950        6,514       19,937          58,950      6,514      19,937      58,950
26     53,669          106,007      120,489    164,956        6,007       20,489          64,956      6,007      20,489      64,956
27     57,403          105,376      120,933    171,476        5,376       20,933          71,476      5,376      20,933      71,476
28     61,323          104,602      121,244    178,547        4,602       21,244          78,547      4,602      21,244      78,547
29     65,439          103,666      121,395    186,206        3,666       21,395          86,206      3,666      21,395      86,206
30     69,761          102,548      121,354    194,492        2,548       21,354          94,492      2,548      21,354      94,492

The hypothetical investment rates of return shown above are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rate of return may be more or less than those shown and will depend on a number of factors, including the allocations made by a policy owner to one or more variable subaccounts and the investment experience of the portfolios underlying those variable subaccounts. The death benefit, policy value and net cash surrender value for a policy would be different from those shown if the actual gross annual rates of return averaged o%, 6%, or 12% over a period of years, but fluctuated above or below those averages for individual policy years. They would also be different if any policy loans or withdrawals were made. No representations can be made by us, the Variable Account or the portfolios that these hypothetical rates of return can be achieved for any one year or sustained over a period of time.

                    MALE ISSUE AGE 50, STANDARD NON-TOBACCO
                             $2,500 ANNUAL PREMIUM
                        $100,000 FACE AMOUNT, OPTION B
                              GUARANTEED CHARGES

                                                                                                 NET CASH
                                   DEATH BENEFITS                 POLICY VALUES               SURRENDER VALUES
                             --------------------------   ----------------------------   --------------------------
End of    PREMIUMS
Policy    + Interest at
Year      5% Per Year           0%        6%       12%        0%        6%        12%       0%        6%      12%
                                --        --       ---        --        --        ---       --        --      ---
   1         2,625           101,418   101,529   101,639    1,418     1,529      1,639      492      603        713
   2         5,381           103,007   103,324   103,656    3,007     3,324      3,656    1,944    2,261      2,592
   3         8,275           104,520   105,147   105,827    4,520     5,147      5,827    2,428    3,054      3,735
   4        11,314           105,951   106,990   108,163    5,951     6,990      8,163    3,859    4,898      6,071
   5        14,505           107,294   108,846   110,672    7,294     8,846     10,672    5,202    6,754      8,580
   6        17,855           108,541   110,708   113,364    8,541    10,708     13,364    6,449    8,616     11,272
   7        21,373           109,688   112,568   116,249    9,688    12,568     16,249    7,596   10,476     14,157
   8        25,066           110,777   114,471   119,394   10,777    14,471     19,394    8,685   12,379     17,302
   9        28,945           111,807   116,415   122,825   11,807    16,415     22,825    9,715   14,323     20,733
  10        33,017           112,715   118,336   126,500   12,715    18,336     26,500   10,972   16,593     24,757
  11        37,293           113,527   120,270   130,502   13,527    20,270     30,502   12,132   18,875     29,107
  12        41,782           114,197   122,159   134,790   14,197    22,159     34,790   13,151   21,113     33,744
  13        46,497           114,709   123,981   139,375   14,709    23,981     39,375   14,012   23,284     38,678
  14        51,446           115,044   125,712   144,267   15,044    25,712     44,267   14,695   25,363     43,918
  15        56,644           115,181   127,324   149,473   15,181    27,324     49,473   15,181   27,324     49,473
  16        62,101           115,103   128,791   155,006   15,103    28,791     55,006   15,103   28,791     55,006
  17        67,831           114,797   130,087   160,881   14,797    30,087     60,881   14,797   30,087     60,881
  18        73,848           114,244   131,186   167,116   14,244    31,186     67,116   14,244   31,186     67,116
  19        80,165           113,431   132,058   173,727   13,431    32,058     73,727   13,431   32,058     73,727
  20        86,798           112,334   132,667   180,728   12,334    32,667     80,728   12,334   32,667     80,728
  21        93,763           110,952   133,044   188,322   10,952    33,044     88,322   10,952   33,044     88,322
  22       101,076           109,207   133,048   196,339    9,207    33,048     96,339    9,207   33,048     96,339
  23       108,755           107,043   132,600   204,762    7,043    32,600    104,762    7,043   32,600    104,762
  24       116,818           104,397   131,607   213,563    4,397    31,607    113,563    4,397   31,607    113,563
  25       125,284           101,210   129,976   222,713    1,210    29,976    122,713    1,210   29,976    122,713
  26       134,173           100,000   127,630   232,203   (2,558)   27,630    132,203        0   27,630    132,203
  27       143,506           100,000   124,487   242,023   (6,943)   24,487    142,023        0   24,487    142,023
  28       153,307           100,000   120,471   252,169  (11,977)   20,471    152,169        0   20,471    152,169
  29       163,597           100,000   115,506   262,642  (17,684)   15,506    162,642        0   15,506    162,642
  30       174,402           100,000   109,494   273,426  (24,106)    9,494    173,426        0    9,494    173,426

The hypothetical investment rates of return shown above are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rate of return may be more or less than those shown and will depend on a number of factors, including the allocations made by a policy owner to one or more variable subaccounts and the investment experience of the portfolios underlying those variable subaccounts. The death benefit, policy value and net cash surrender value for a policy would be different from those shown if the actual gross annual rates of return averaged 0%, 6%, or 12% over a period of years, but fluctuated above or below those averages for individual policy years. They would also be different if any policy loans or withdrawals were made. No representations can be made by us, the Variable Account or the portfolios that these hypothetical rates of return can be achieved for any one year or sustained over a period of time.

Appendix B:
Directors and Officers of United Investors
================================================================================

  We are managed by a board of directors. The following table sets forth the name and principal occupations during the past five years of each of our directors and senior officers. Unless otherwise noted, the address for each person is United Investors Life Insurance Company, 2001 Third Avenue South, Birmingham, Alabama 35233.

-------------------------------------------------------------------------------------------------------------------------------
Name and Position                Principal Occupation
with United Investors            During the Past Five Years
-------------------------------------------------------------------------------------------------------------------------------
W. Thomas Aycock                 Vice President and Chief Actuary of United Investors since November 1992.
Director, Vice President and
Chief  Actuary
-------------------------------------------------------------------------------------------------------------------------------
Tony G. Brill*                   Executive Vice President and Chief Administrative Officer of Torchmark Corporation since
Director and Executive           September 1999.  Executive Vice President-Administration of United Investors since September
Vice President-                  1998. Senior Vice President of United Investors, March 1998-September 1998. Senior Vice
Administration                   President of Torchmark Corporation, January 1997-September 1999. Managing Partner of KPMG Peat
                                 Marwick LLP, Birmingham, Alabama Office, 1984-December 1996.
-------------------------------------------------------------------------------------------------------------------------------
Terry W. Davis                   Vice President-Administration of United Investors since January 1999 and Liberty National Life
Director and Vice                Insurance Company since December 1996. Second Vice President-Administration of Liberty
President-Administration         National Life Insurance Company since March 1988.
-------------------------------------------------------------------------------------------------------------------------------
C.B. Hudson*                     Chairman of the Board of Directors and Chief Executive Officer of Torchmark Corporation since
Director                         March 1998 and United Investors, March 1998-September 1999. Director of Liberty National Life
                                 Insurance Company, United American Insurance Company, and Globe Life And Accident Insurance
                                 Company since September 1999. Chairman of Insurance Operations of Torchmark Corporation,
                                 January 1993-March 1998. Chairman of Liberty National Life Insurance Company, United American
                                 Insurance Company, and Globe Life And Accident Insurance Company, 1991- September 1999.
-------------------------------------------------------------------------------------------------------------------------------
Larry M. Hutchison*              Executive Vice President and General Counsel of Torchmark Corporation since September 1999.
Director                         Vice President and General Counsel of Torchmark, February 1997-September 1999. Vice President,
                                 Secretary and General Counsel of United American Insurance Company since 1992.
-------------------------------------------------------------------------------------------------------------------------------
Michael J. Klyce                 Vice President of Torchmark Corporation since January 1984.
Vice President and Treasurer
-------------------------------------------------------------------------------------------------------------------------------
John H. Livingston               Secretary and Counsel of United Investors since May 1995. Secretary and Associate Counsel of
Director, Secretary              United Investors, December 1994-May 1995. Associate Counsel of United Investors, July 1990-
and Counsel                      December 1994. Associate Counsel of Liberty National Life Insurance Company since October,
                                 1986.
-------------------------------------------------------------------------------------------------------------------------------
James L. Mayton, Jr.             Vice President & Controller of Liberty National Life Insurance Company since January 1985.
Vice President and Controller
-------------------------------------------------------------------------------------------------------------------------------
Mark S. McAndrew*                Executive Vice President of Torchmark Corporation and Chairman of the Board and Chief
Senior Vice                      Executive Officer of United American Insurance Company and Globe Life And Accident Insurance
President-Marketing              Company since September 1999.  Senior Vice President-Marketing of United Investors since
                                 March 1998. Director of Torchmark Corporation since April 1998. President of United American
                                 Insurance Company and Globe Life And Accident Insurance Company since 1991.
-------------------------------------------------------------------------------------------------------------------------------
Carol A. McCoy                   Secretary of Torchmark Corporation since February 1994. Associate Counsel of Torchmark
Director and Assistant           Corporation since January 1985.
Secretary
-------------------------------------------------------------------------------------------------------------------------------
Anthony L. McWhorter             Chairman of the Board of Directors and Chief Executive Officer of United Investors and Liberty
Chairman of the                  National Life Insurance Company, and Executive Vice President of Torchmark Corporation since
Board of Directors,              September 1999.  President of United Investors since September 1998. President of Liberty
President and Chief              National Life Insurance Company since December 1994. Executive Vice President and Chief
Executive Officer                Actuary of Liberty National, November 1993-December 1994. Senior Vice President and Chief
                                 Actuary of Liberty National, September 1991-November 1993.
-------------------------------------------------------------------------------------------------------------------------------
Ross W. Stagner                  Vice President of United Investors since January 1992.
Director and Vice President
-------------------------------------------------------------------------------------------------------------------------------

* Principal business address: Torchmark Corporation, 3700 South Stonebridge, McKinney, Texas 75070.

Appendix C:
Glossary
================================================================================

----------------------------------------------------------------------------------------------------------------------
Administrative Office         P. O. Box 10287, Birmingham, Alabama 35202-0287, (800) 340-3787.
----------------------------------------------------------------------------------------------------------------------
Attained Age                  The age of the insured on his or her birthday nearest the policy effective date, increased by the number of policy years elapsed since the policy date.
----------------------------------------------------------------------------------------------------------------------
Base Face Amount              The amount of insurance chosen by you for the policy at issue, or as subsequently increased or decreased by you.  This amount does not include any benefit provided by riders, and is prior to any death benefit changes required by the Internal Revenue Code to continue to qualify as life insurance.
----------------------------------------------------------------------------------------------------------------------
Business Day                  Each day that the New York Stock Exchange and our administrative office are open.
                              Currently, the Friday after Thanksgiving and, in most years, December 24 (Christmas Eve day) and December 31 (New Year's Eve day) are not Business Days.
----------------------------------------------------------------------------------------------------------------------
Cash Surrender Value          Policy value less any applicable surrender charge.
----------------------------------------------------------------------------------------------------------------------
Death Benefit                 The amount of insurance payable to the beneficiary on the death of the insured.
----------------------------------------------------------------------------------------------------------------------
Death Benefit Option          One of two options under the policy that is used to determine the amount of the death benefit.
 ----------------------------------------------------------------------------------------------------------------------
 Fixed Account                A part of our general account. The general account consists of all of our assets other than those in any separate account.
----------------------------------------------------------------------------------------------------------------------
Fixed Account Value           The policy value in the fixed account.
----------------------------------------------------------------------------------------------------------------------
Gross Withdrawal              A withdrawal plus any applicable transaction charge and any surrender charge.
----------------------------------------------------------------------------------------------------------------------
Loan Balance                  The sum of all outstanding loans including principal and interest.
----------------------------------------------------------------------------------------------------------------------
Maturity Date                 Policy anniversary nearest the insured's 100th birthday.
----------------------------------------------------------------------------------------------------------------------
Monthly Processing Date       The same day each month as the policy's effective date. If the monthly processing date falls on a date other than a business day, the next following business day will be deemed the monthly processing date.
----------------------------------------------------------------------------------------------------------------------
Net Cash Surrender            Cash surrender value less any loan balance.
Value
----------------------------------------------------------------------------------------------------------------------
Net Premium                   The premium received less the premium expense charge.
----------------------------------------------------------------------------------------------------------------------
No-lapse Monthly              The minimum amount of premium required to keep the policy in force during the first
Premium                       three  policy years regardless of the sufficiency of the cash surrender value to pay monthly deductions.
----------------------------------------------------------------------------------------------------------------------
Policy Anniversary            The same day and month as the policy's effective date each year that the policy remains in force. If the policy anniversary falls on a date other than a business day, the next following business day will be deemed the policy anniversary.
----------------------------------------------------------------------------------------------------------------------
Policy's Effective Date       The date from which policy anniversaries and policy years are determined. Your policy's effective date is shown in your policy.
----------------------------------------------------------------------------------------------------------------------
Policy Loan                   A request to borrow a portion of the net cash surrender value.
----------------------------------------------------------------------------------------------------------------------
Policy Month                  The first policy month starts on the policy's effective date. Subsequent policy months start on each monthly processing date.
----------------------------------------------------------------------------------------------------------------------
Policy Value                  The sum of the variable account value and the fixed account value.
----------------------------------------------------------------------------------------------------------------------
Target Face Amount            The sum of the base face amount and the initial adjustable term insurance rider amount.
                              The amount of the rider will vary as necessary to keep the sum of the rider amount and the base death benefit equal to the target face amount, when the base death benefit varies due to Internal Revenue Code requirements.
----------------------------------------------------------------------------------------------------------------------
Target Premium                The premium amount we use to calculate the maximum sales load charge and the sales surrender charge.  A target premium is determined for the initial base face amount at issue, and an additional target premium is determined for each increase in base face amount
----------------------------------------------------------------------------------------------------------------------
Variable Account              The sum of the values of the variable subaccounts under your policy.
Value
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
We, Us, or United             United Investors Life Insurance Company.
Investors
----------------------------------------------------------------------------------------------------------------------
Withdrawal                    A request to withdraw a portion of the net cash surrender value. A withdrawal may be subject to a transaction charge and a surrender charge.
----------------------------------------------------------------------------------------------------------------------
You and Your                  The policy owner.
----------------------------------------------------------------------------------------------------------------------

Appendix D:

Financial Statements
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors
United Investors Life Insurance Company
Birmingham, Alabama

We have audited the accompanying balance sheets of United Investors Life Insurance Company as of December 31, 1998 and 1997 and the related statements of operations, comprehensive income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of United Investors Life Insurance Company at December 31, 1998 and 1997 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1998 in conformity with generally accepted accounting principles.


                                          KPMG PEAT MARWICK LLP

Birmingham, Alabama
January 29, 1999

                    UNITED INVESTORS LIFE INSURANCE COMPANY

                              BALANCE SHEETS
                         (Dollar amounts in thousands)

                                                             At December 31,
                                                          ---------------------
                                                             1998       1997
                                                          ---------- ----------
                         ASSETS
Investments:
 Fixed maturities-available for sale, at fair value
  (cost: 1998--$612,586; 1997--$612,600)................. $  643,151 $  635,643
 Preferred stock of affiliate (cost: 1998--$188,212:
  1997--$0)..............................................    188,212          0
 Policy Loans............................................     18,009     15,817
 Other long term investments.............................          0     22,488
 Short term investments..................................     12,680     13,423
                                                          ---------- ----------
    Total investments....................................    862,052    687,371
Cash.....................................................     11,426      5,288
Accrued investment income (includes amounts from
 affiliates: 1998--$582; 1997--$473).....................     11,747     11,270
Receivables..............................................      3,113      2,826
Due from affiliate (includes funds withheld on
 reinsurance: 1998--$229,194; 1997--$190,235)............    278,458    225,235
Deferred acquisition cost................................    183,033    176,897
Value of business purchased..............................     30,600     33,754
Goodwill.................................................     29,465      6,771
Property and equipment...................................         96        141
Other assets.............................................      1,786      1,149
Separate account assets..................................  2,425,262  1,876,439
                                                          ---------- ----------
    Total assets......................................... $3,837,038 $3,027,141
                                                          ========== ==========
          LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
 Future policy benefits (includes reserves assumed from
  affiliates: 1998--$241,357; 1997--$210,276)............ $  776,461 $  736,975
 Unearned and advance premiums...........................      2,822      2,975
 Other policy benefits...................................      6,973      8,713
                                                          ---------- ----------
    Total policy liabilities.............................    786,256    748,663
 Accrued income taxes....................................     55,498     58,270
 Other liabilities.......................................      2,174      2,825
 Due to affiliates.......................................      8,268      9,374
 Separate account liabilities............................  2,425,262  1,876,439
                                                          ---------- ----------
    Total liabilities....................................  3,277,458  2,695,571
Shareholders' equity:
 Common stock, par value $6 per share authorized, issued
  and outstanding: 500,000 shares........................      3,000      3,000
 Additional paid in capital..............................    350,388    138,469
 Unrealized investment gains, net of applicable taxes....     15,654     14,700
 Retained earnings.......................................    190,538    175,401
                                                          ---------- ----------
    Total shareholder's equity...........................    559,580    331,570
                                                          ---------- ----------
    Total liabilities and shareholder's equity........... $3,837,038 $3,027,141
                                                          ========== ==========

                See accompanying Notes to Financial Statements.

                    UNITED INVESTORS LIFE INSURANCE COMPANY
                            STATEMENTS OF OPERATIONS
                         (Dollar amounts in thousands)

                                                     Year Ended December 31,
                                                    ---------------------------
                                                      1998     1997      1996
                                                    -------- --------  --------
Revenue:
 Premium income.................................... $ 69,987 $ 68,723  $ 65,114
 Policy charges and fees...........................   45,113   36,582    29,403
 Net investment income (includes amounts from af-
  filiates 1998--$13,082;
  1997--$2,863; 1996--$2,847)......................   61,373   51,514    51,128
 Realized investment gains (losses)................    9,401   (5,365)      925
 Other income from affiliates......................   13,665   11,876         0
                                                    -------- --------  --------
   Total revenue...................................  199,539  163,330   146,570
Benefits and expenses:
 Policy benefits:
  Individual life..................................   63,689   57,954    47,355
  Annuity..........................................   13,633   15,165    15,807
                                                    -------- --------  --------
   Total policy benefits...........................   77,322   73,119    63,162
 Amortization of deferred acquisition costs........   27,874   24,898    19,850
 Commissions and premium taxes (includes amounts to
  affiliates:
  1998--$1,013; 1997--$4,928; 1996--$4,723)........    5,580    6,251     5,248
 Other operating expenses (includes amounts to af-
  filiates: 1998--$3,252;
  1997--$3,217; 1996--$2,181)......................    6,579    5,470     3,966
                                                    -------- --------  --------
   Total benefits and expenses.....................  117,355  109,738    92,226
Net operating income before income taxes...........   82,184   53,592    54,344
Income taxes.......................................   25,567   18,843    19,078
                                                    -------- --------  --------
   Net income...................................... $ 56,617 $ 34,749  $ 35,266
                                                    ======== ========  ========


                  See accompanying Notes to Financial Statements.

                    UNITED INVESTORS LIFE INSURANCE COMPANY
                       STATEMENTS OF COMPREHENSIVE INCOME
                         (Dollar amounts in thousands)

                                                    Year Ended December 31,
                                                    --------------------------
                                                     1998     1997      1996
                                                    -------  -------  --------
Net income......................................... $56,617  $34,749  $ 35,266

Other comprehensive income (loss):
 Unrealized investment gains (losses):
  Unrealized investment gains (losses) on
    securities:
   Unrealized holding gains arising during period..   7,021   13,362   (21,413)
   Less: reclassification adjustment for (gains)
     losses
    on securities included in net income ..........      (1)   5,235      (924)
   Less: reclassification adjustment for
     amortization of
    (discount) and premium.........................     502      744       570
                                                    -------  -------  --------
                                                      7,522   19,341   (21,767)
   Unrealized gains (losses) on other investments..  (6,330)   1,798       861

   Unrealized gains (losses) on deferred
     acquisition costs.............................     276   (5,387)    8,857
                                                    -------  -------  --------
   Total unrealized gains (losses) ................   1,468   15,752   (12,049)

   Applicable tax..................................    (514)  (5,512)    4,217
                                                    -------  -------  --------

Other comprehensive income (loss)..................     954   10,240    (7,832)

   Comprehensive income............................ $57,571  $44,989  $ 27,434
                                                    =======  =======  ========


                See accompanying Notes to Financial Statements.

                    UNITED INVESTORS LIFE INSURANCE COMPANY
                       STATEMENTS OF SHAREHOLDERS' EQUITY
                         (Dollar amounts in thousands)

                                  Additional Unrealized               Total
                           Common  Paid-in     Gains    Retained  Shareholders'
                           Stock   Capital    (Losses)  Earnings     Equity
                           ------ ---------- ---------- --------  -------------
Year Ended at December
 31, 1996
Balance at January 1,
 1996....................  $3,000  $137,950   $12,292   $159,886    $313,128
Comprehensive income.....                      (7,832)    35,266      27,434
Dividends................                                (28,500)    (28,500)
                           ------  --------   -------   --------    --------
 Balance at December 31,
  1996...................   3,000   137,950     4,460    166,652     312,062

Year Ended at December
 31, 1997
Comprehensive income.....                      10,240     34,749      44,989
Dividends................                                (26,000)    (26,000)
Exercise of stock op-
 tions...................               519                              519
                           ------  --------   -------   --------    --------
 Balance at December 31,
  1997...................   3,000   138,469    14,700    175,401     331,570

Year Ended at December
 31, 1998
Comprehensive income.....                         954     56,617      57,571
Dividends................                                (33,500)    (33,500)
Impact from reorganiza-
 tion of Waddell & Reed..     --    211,851               (7,980)    203,871
Exercise of stock op-
 tions...................                68                               68
                           ------  --------   -------   --------    --------
 Balance at December 31,
  1998...................  $3,000  $350,388   $15,654   $190,538    $559,580
                           ======  ========   =======   ========    ========



                See accompanying Notes to Financial Statements.

                    UNITED INVESTORS LIFE INSURANCE COMPANY
                            STATEMENTS OF CASH FLOWS
                         (Dollar amounts in thousands)

                                                Year Ended December 31,
                                               ------------------------------
                                                 1998       1997       1996
                                               --------   --------   --------
Net income.................................... $ 56,617   $ 34,749   $ 35,266
Adjustment to reconcile net income to cash
 provided from operations:
  Increase in future policy benefits..........   13,871     17,878     20,692
  Increase (decrease) in other policy liabili-
   ties.......................................   (1,892)       749      2,154
  Deferral of policy acquisition costs........  (42,857)   (33,485)   (33,744)
  Value of business acquired..................        0    (10,000)         0
  Amortization of deferred acquisition costs..   27,874     24,898     19,850
  Change in accrued income taxes..............    1,079     10,212     (3,033)
  Depreciation................................       39         42         44
  Realized (gains) losses on sale of invest-
   ments and properties.......................   (9,401)     5,365       (925)
  Other accruals and adjustments..............   (3,240)     1,817       (997)
                                               --------   --------   --------
Cash provided from operations.................   42,090     52,225     39,307
                                               --------   --------   --------
Cash used for investment activities:
 Investments sold or matured:
 Fixed maturities available for sale-sold.....   46,039    113,035     15,246
 Fixed maturities available for sale-matured,
  called and repaid...........................   76,583     66,469     44,523
 Other long-term investments..................   25,596      2,199        482
                                               --------   --------   --------
   Total investments sold or matured..........  148,218    181,703    60,251
Acquisition of investments:
 Fixed maturities available for sale.......... (123,111)  (176,905)   (68,214)
 Net increase in policy loans.................   (2,192)    (1,485)    (2,033)
 Other long-term investments..................      (36)    (1,517)    (1,183)
                                               --------   --------   --------
   Total acquisition of investments........... (125,339)  (179,907)   (71,430)
Net (increase) decrease in short-term
 investments..................................      747    (11,589)     2,389
Funds loaned to affiliates....................  (13,026)   (24,080)    (3,500)
Funds repaid from affiliates..................    2,400     24,080      3,500
Funds borrowed from affiliates................   14,800          0          0
Funds repaid to affiliates....................  (14,800)         0          0
Disposition of properties.....................        5          0         34
Additions of properties.......................      (37)       (27)      (117)
                                               --------   --------   --------
Cash provided from (used for) investment
 activities...................................   12,968     (9,820)    (8,873)
                                               --------   --------   --------
Cash used for financing activities:
  Cash dividends paid to shareholders.........  (33,500)   (27,000)   (27,500)
  Net receipts from deposit product opera-
   tions......................................  (15,420)   (12,521)    (6,572)
                                               --------   --------   --------
Cash used for financing activities............  (48,920)   (39,521)   (34,072)
Increase (decrease) in cash...................    6,138      2,884     (3,638)
Cash at beginning of year.....................    5,288      2,404      6,042
                                               --------   --------   --------
Cash at end of year........................... $ 11,426   $  5,288   $  2,404
                                               ========   ========   ========

                  See accompanying Notes to Financial Statements.

                    UNITED INVESTORS LIFE INSURANCE COMPANY
                         NOTES TO FINANCIAL STATEMENTS
                         (Dollar amounts in thousands)

Note 1--Summary of Significant Accounting Policies

   Organization: United Investors Life Insurance Company ("UILIC") was a wholly owned subsidiary of Waddell & Reed Financial, Inc. ("WDR") (formerly known as United Investors Management Company), a subsidiary of Torchmark Corporation. On March 3, 1998, to facilitate the initial public offering ("IPO") by Torchmark Corporation ("TMK") of 36% of the common stock of WDR, several transactions were completed to reorganize the assets held by WDR. The following transactions directly affected UILIC:

(i) WDR contributed 188,212 shares of TMK 6 1/2% Cumulative Preferred Stock, Series A to UILIC.

(ii) WDR dividended the common stock of its subsidiary UILIC pro rata to Liberty National Life Insurance Company ("LNL"), an 81.18% owner, and TMK, an 18.82% owner. LNL is a wholly owned subsidiary of TMK.

(iii) Upon reorganization, UILIC recorded additional goodwill in the amount of $23,639. This goodwill represented UILIC's portion of United Investors Management Company's goodwill which was allocated between Waddell & Reed and UILIC upon dividend of UILIC to TMK and LNL.

(iv) TMK transferred to UILIC a deferred commission credit of $7,980, net of applicable tax of $4,297. This credit is being amortized over approximately 10 years.

   Description of Business: The Company is a life insurer licensed in 49 states. The Company offers a full range of life, annuity and variable products through its agents and is subject to competition from other insurers throughout the United States. The Company is subject to regulation by the insurance department of states in which it is licensed, and undergoes periodic examinations by those departments.

   In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and revenues and expenses for the reporting period. Actual results could differ significantly from those estimates.

   The estimates susceptible to significant change are those used in determining the liability for policy reserves, losses and claims. Although some variability is inherent in these estimates, management believes the amounts provided are adequate.

   Basis of Presentation: The accompanying financial statements include the accounts of United Investors Life Insurance Company ("United Investors") an indirectly wholly-owned subsidiary of TMK, is owned by Liberty National Life Insurance Company (81.18%) and Torchmark Corporation (18.82%). The financial statements have been prepared on the basis of generally accepted accounting principles ("GAAP").

   Investments: United Investors classifies all of its fixed maturity investments, which includes bonds and redeemable preferred stocks, as available for sale. Investments classified as available for sale are carried at fair value with unrealized gains and losses, net of deferred taxes, reflected directly in shareholder's equity. Investments in equity securities, which include common and nonredeemable preferred stocks, are reported at fair value with unrealized gains and losses, net of deferred taxes, reflected directly in shareholder's equity. Policy loans are carried at unpaid principal balances. Short-term investments include investments in certificates of deposit and other interest-bearing time deposits with original maturities within three months. Other long-term investments consist of investments in mutual funds which are carried at fair value. If an investment becomes permanently impaired, such impairment is treated as a realized loss and the investment is adjusted to net realizable value.

                    UNITED INVESTORS LIFE INSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS--(Continued)
                         (Dollar amounts in thousands)
Note 1--Summary of Significant Accounting Policies (continued)

   Gains and losses realized on the disposition of investments are recognized as revenues and are determined on a specific identification basis.

   Realized investment gains and losses and investment income attributable to separate accounts are credited to the separate accounts and have no effect on United Investor's net income. Investment income attributable to policyholders is included in United Investor's net investment income. Net investment income for the years ended December 31, 1998, 1997 and 1996 included approximately $37,000, $37,800, and $37,600, respectively, which was allocable to policyholder reserves or accounts. Realized investment gains and losses are not allocable to policyholders.

   Determination of Fair Values of Financial Instruments: Fair value for cash, short-term investments, receivables and payables approximates carrying value. Fair values for investment securities are based on quoted market prices, where available. Otherwise, fair values are based on quoted market prices of comparable instruments. Fair value of future benefits for universal life and current interest products and annuity products are based on the fund value.

   Cash: Cash consists of balances on hand and on deposit in banks and financial institutions.

   Recognition of Revenue and Related Expenses: Premiums for insurance contracts which are not defined as universal life-type according to the Financial Accounting Standards Board's Statement of Accounting Standards (SFAS) 97 are recognized as revenue over the premium-paying period of the policy. Premiums for limited-payment life insurance contracts as defined by SFAS 97 are recognized over the contract period. Premiums for universal life-type and annuity contracts are added to the policy account value, and revenues from such products are recognized as charges to the policy account value for mortality, administration, and surrenders (retrospective deposit method). The related benefits and expenses are matched with revenues by means of the provision for future policy benefits and the amortization of deferred acquisition costs in a manner which recognizes profits as they are earned over the same period.

   Future Policy Benefits: The liability for future policy benefits for universal life-type products according to SFAS 97 is represented by policy account value. Annuity Contracts are accounted for as deposit contracts. The liability for future policy benefits for other products is provided on the net level premium method based on estimated investment yields, mortality, persistency and other assumptions which were appropriate at the time the policies were issued. Assumptions used are based on United Investor's experience as adjusted to provide for possible adverse deviation. These estimates are periodically reviewed and compared with actual experience. If it is determined that future expected experience differs significantly from that assumed, the estimates are revised.

   Deferred acquisition costs: The costs of acquiring new insurance business are deferred. Such costs consist of sales commissions, underwriting expenses, and certain other selling expenses. The costs of acquiring new business through the purchase of other companies and blocks of insurance business are also deferred.

   Deferred acquisition costs, including the value of insurance purchased, for policies other than universal life-type policies according to SFAS 97, are amortized with interest over an estimate of the premium-paying period of the policies in a manner which charges each year's operations in proportion to the receipt of premium income. For limited-payment contracts, acquisition costs are amortized over the contract period. For universal life-type policies, acquisition costs are amortized with interest in proportion to estimated gross profits. The assumptions used as to interest, withdrawals and mortality are consistent with those used in computing the liability for future policy benefits and expenses. If it is determined that future experience differs significantly

                    UNITED INVESTORS LIFE INSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS--(Continued)
                         (Dollar amounts in thousands)

Note 1--Summary of Significant Accounting Policies (continued)

from that previously assumed, the estimates are revised. Deferred acquisition costs are adjusted to reflect the amounts associated with unrealized investment gains and losses pertaining to universal life-type products.

   Income Taxes: Income taxes are accounted for under the asset and liability method in accordance with SFAS 109. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement book values and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

   Interest Expense: Interest expense includes interest on borrowed funds not used in the production of investment income. Interest expense relating to the production of investment income is deducted from investment income.

   Property and Equipment: Property and equipment is reported at cost less allowances for depreciation. Depreciation is provided on the straight-line method over the estimated useful lives of these assets which range from three to ten years.

   Goodwill: Goodwill represents the excess cost over the fair value of the net assets acquired when United Investors was purchased by Torchmark Corporation (Torchmark) in 1981 and is being amortized on a straight-line basis over forty years. In 1998 United Investors recorded an additional goodwill of $23,639 upon the reorganization of the company as outlined in Note 1--"Organization." This additional goodwill is being amortized on a straight-line basis over thirty-five years, which is the period United Investors Management Company had remaining out of the original forty year estimated benefit period.

   Reclassification: Certain amounts in the financial statements presented have been reclassified from amounts previously reported in order to be comparable between years. These reclassifications have no effect on previously reported shareholders' equity or net income during the periods involved.

   Comprehensive Income: United Investors adopted SFAS 130, "Reporting Comprehensive Income," effective January 1, 1998. This standard defines comprehensive income as the change in equity of a business enterprise during a period from transactions from all nonowner sources. It requires the company to display comprehensive income for the period, consisting of net income and other comprehensive income. In compliance with SFAS 130, a Statement of Comprehensive Income is included as an integral part of the financial statements.

   Year 2000 Compliance: The new millennium poses a significant concern to all businesses which use computer systems or electronic data in their operations. The concern arises because these organizations have computer systems and programs that cannot always identify a proper date. For many years, programs were written using a two digit code to represent a year. At the beginning of the year 2000, more digits are needed to accurately determine the date in these programs. Without addressing this issue, many computer programs could fail or produce erroneous results. Additionally, companies which are electronically engaged with other businesses or which rely on other businesses for services are exposed to risk of failure by the electronic devices and computer systems of those other entities to the extent they are not Year 2000 compliant. The potential of failure of these systems creates considerable uncertainty and could potentially adversely affect the ongoing operations and stability of a business.

   United Investors relies on computer systems which are supported and maintained by Torchmark, its ultimate parent, and its various affiliates. Torchmark is exposed to these risks should its computer systems fail

                    UNITED INVESTORS LIFE INSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS--(Continued)
                         (Dollar amounts in thousands)

Note 1--Summary of Significant Accounting Policies (continued)

due to date-related problems. Torchmark is also reliant on a number of third party businesses and governmental agencies with which it either interacts electronically or depends upon for services in the conduct of its business. These institutions include but are not limited to banks, financial institutions, telecommunication companies, utilities, mail delivery organizations, and a variety of governmental agencies. Should Torchmark's computer systems or the systems of its third-party business partners not be compliant the Company and Torchmark may be exposed to considerable risks, including business interruption, loss of revenue, increased expense, loss of policyholders, and litigation.

   To reduce its business risk to an acceptable level, Torchmark has established a project plan to insure that the company's business-critical computer systems will be Year 2000 compliant. This plan also addresses third-party compliance issues. Under the direction of executive management, objectives and timetables have been set forth to achieve compliance in each geographic location where Torchmark operates. Progress toward achieving those objectives is constantly monitored. Torchmark currently expects the entire project, including all Year 2000 testing activities, to be completed during 1999.

   As of December 31, 1998, Torchmark remains on schedule to meet all of its Year 2000 compliance requirements. All known required software changes have been completed, and the related testing is in process with plans for completion in 1999. With regard to third party concerns, Torchmark has in process the following procedures:

   1) Torchmark is confirming, with its software vendors, the Year 2000 readiness of its purchased software packages because Torchmark has purchased software packages on all of its computer platforms;

   2) Torchmark is verifying the Year 2000 compliance status of its financial business partners computer and data communications systems to insure readiness, including data interface testing with third parties; and

   3) All of Torchmark's electronic operational systems (telephones, security, utility, environmental) are being evaluated for Year 2000 compliance.

   As an example of Torchmark's interface testing with selected third parties, Torchmark is utilizing electronic data from selected third parties in processing Medicare Supplement benefit data using Year 2000 test data. Torchmark is also arranging similar testing with a selected number of banks. While Torchmark is making every effort to verify the compliance of third parties, no assurances as to the compliance of their computer systems can be given.

   Torchmark has used primarily its own employees to complete its Year 2000 project. Other than completion of software testing, all significant Year 2000 project milestones for internal computer systems have been completed. Confirmation of third party compliance and electronic data interface testing with third parties is continuing with completion expected during 1999. Torchmark has spent $5 million on its Year 2000 project activities to date, including internal programming costs, outside contractors, and replacement costs. These costs have been expensed as incurred. Total project cost is expected to be approximately $6 million.

   Year 2000 contingency plans are being developed for critical risk areas. Management throughout the organization has established and documented a contingency plan for Torchmark's most critical systems and interfaces with business partners within each individual's responsibility. Such contingency plans include possible manual operation efforts, staff adjustments, outside services, and alternative procedures. These contingency plans will be maintained well into 2000.

                    UNITED INVESTORS LIFE INSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS--(Continued)
                         (Dollar amounts in thousands)


Note 2--Statutory Accounting

   United Investors is required to file statutory financial statements with state insurance regulatory authorities. Accounting principles used to prepare these statutory financial statements differ from GAAP. Net income and shareholders' equity on a statutory basis for United Investors were as follows:

                     Net Income                            Shareholders' Equity
              Year Ended December 31,                         At December 31,
         ----------------------------------------        ---------------------------------
           1998          1997             1996              1998               1997
         --------      --------         --------         ----------         ----------
          $47,294       $34,537          $26,640           $169,757           $156,676

   The excess of shareholders' equity on a GAAP basis over that determined on a statutory basis is not available for distribution to shareholders without regulatory approval.

   A reconciliation of United Investors' statutory net income to GAAP net income is as follows:

                                                    Year Ended December 31,
                                                   ----------------------------
                                                     1998      1997      1996
                                                   --------  --------  --------
   Statutory net income........................... $ 47,294  $ 34,537  $ 26,640
   Deferral of acquisition costs..................   42,857    33,485    33,744
   Amortization of acquisition costs..............  (27,874)  (24,898)  (19,850)
   Differences in policy liabilities..............    1,417    (2,113)   (4,361)
   Deferred income taxes..........................   (6,422)   (6,053)     (773)
   Other..........................................     (655)     (209)     (134)
                                                   --------  --------  --------
   GAAP net income................................ $ 56,617  $ 34,749  $ 35,266
                                                   ========  ========  ========

   A reconciliation of United Investors' statutory shareholders' equity to GAAP shareholders' equity is as follows:

                                                     Year Ended December 31,
                                                     ------------------------
                                                        1998         1997
                                                     -----------  -----------
   Statutory shareholders' equity................... $   169,757  $   156,676
   Differences in policy liabilities................       9,208        9,540
   Deferred acquisition cost and value of insurance
    purchased.......................................     213,633      210,651
   Deferred income taxes............................     (59,575)     (52,639)
   Asset valuation reserve..........................       4,781        9,513
   Nonadmitted assets...............................       3,348        1,850
   Fair value adjustment on fixed maturities
    available for sale..............................      30,565       23,043
   Fair value adjustment on preferred stock of
    affiliate.......................................     188,212            0
   Goodwill.........................................      29,465        6,771
   Due and deferred premiums........................     (30,317)     (30,334)
   Other............................................         503       (3,501)
                                                     -----------  -----------
   GAAP shareholders' equity........................    $559,580     $331,570
                                                     ===========  ===========

   The NAIC requires that a risk based capital formula be applied to all life and health insurers. The risk based capital formula is a threshold formula rather than a target capital formula. It is designed only to identify companies that require regulatory attention and is not to be used to rate or rank companies that are adequately capitalized. United Investors is adequately capitalized under the risk based capital formula.

                    UNITED INVESTORS LIFE INSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS--(Continued)
                         (Dollar amounts in thousands)


Note 3--Investment Operations

   Investment income is summarized as follows:

                                                    Year Ended December 31,
                                                    --------------------------
                                                     1998     1997      1996
                                                    -------  -------  --------
 Fixed maturities.................................. $45,889  $46,000  $ 46,366
 Policy loans......................................   1,186    1,107     1,001
 Other long-term investments.......................      84    1,614     1,211
 Short-term investments............................     743      436       287
 Other income......................................     954        0         0
 Interest and dividends from affiliates............  13,082    2,863     2,847
                                                    -------  -------  --------
                                                     61,938   52,020    51,712
 Less investment expense...........................    (565)    (506)     (584)
                                                    -------  -------  --------
 Net investment income............................. $61,373  $51,514  $ 51,128
                                                    =======  =======  ========

 Analysis of gains (losses) from investments:
  Realized investments gains (losses)
   Fixed maturities................................ $     1  $(5,235) $    925
   Mutual funds....................................   9,400     (130)        0
                                                    -------  -------  --------
                                                    $ 9,401  $(5,365) $    925
                                                    =======  =======  ========

Analysis of change in unrealized gains (losses):
 Net change in unrealized investments gains
  (losses) on fixed maturities available for sale
  before tax.......................................   7,522   19,340   (21,767)
 Net change in unrealized investments gains
  (losses) on short-term investments before tax....      (2)       0         0
 Other (includes $(5,946) related to sale of mutual
  fund shares in 1998).............................  (6,328)   1,799       861
 Adjustment for deferred acquisition cost..........     276   (5,387)    8,857
 Applicable tax....................................    (514)  (5,512)    4,217
                                                    -------  -------  --------
 Net change in unrealized gains (losses) on short-
  term investments and fixed maturities securities
  available for sale............................... $   954  $10,240  $ (7,832)
                                                    =======  =======  ========

                    UNITED INVESTORS LIFE INSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS--(Continued)
                         (Dollar amounts in thousands)
Note 3--Investment Operations (continued)

   A summary of fixed maturities available for sale by amortized cost and estimated fair value at December 31, 1998 and 1997 is as follows:

                                       Gross      Gross             Amount per
                           Amortized Unrealized Unrealized   Fair   the Balance
1998:                        Cost      Gains      Losses    Value      Sheet
-----                      --------- ---------- ---------- -------- -----------
 Fixed maturities avail-
  able for sale:
 Bonds:
  U.S. Government direct
   obligations and
   agencies............... $ 21,441   $ 1,959    $     0   $ 23,400  $ 23,400
  GNMA's..................   89,674     4,022        (18)    93,678    93,678
  Mortgage-backed
   securities, GNMA
   collateral.............    7,488        71         (1)     7,558     7,558
  Other mortgage-backed
   securities.............   20,961     1,368          0     22,329    22,329
  States, municipalities
   and political
   subdivisions...........   28,610     1,236          0     29,846    29,846
  Public utilities........   31,454     2,287          0     33,741    33,741
  Industrial and
   miscellaneous..........  412,958    21,971     (2,330)   432,599   432,599
                           --------   -------    -------   --------  --------
  Total fixed maturities.. $612,586   $32,914    $(2,349)  $643,151  $643,151
                           ========   =======    =======   ========  ========
1997:
-----
 Fixed maturities avail-
  able for sale:
 Bonds:
  U.S. Government direct
   obligations and
   agencies............... $ 22,035   $   857    $     0   $ 22,892  $ 22,892
  GNMA's..................  124,549     5,992       (146)   130,395   130,395
  Mortgage-backed
   securities, GNMA
   collateral.............   23,125       591         (3)    23,713    23,713
  Other mortgage-backed
   securities.............   20,980       916          0     21,896    21,896
  States, municipalities
   and political
   subdivisions...........   28,603       517          0     29,120    29,120
  Foreign governments.....    3,298       135          0      3,433     3,433
  Public utilities........   37,189     1,504        (39)    38,654    38,654
  Industrial and
   miscellaneous..........  352,821    12,986       (267)   365,540   365,540
                           --------   -------    -------   --------  --------
  Total fixed maturities.. $612,600   $23,498    $  (455)  $635,643  $635,643
                           ========   =======    =======   ========  ========

                    UNITED INVESTORS LIFE INSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS--(Continued)
                         (Dollar amounts in thousands)
Note 3--Investment Operations (continued)

   A schedule of fixed maturities by contractual maturity at December 31, 1998 is shown below on an amortized cost basis and on a fair value basis. Actual maturities could differ from contractual maturities due to call or prepayment provisions.

                                                             Amortized   Fair
                                                               Cost     Value
                                                             --------- --------
   Fixed maturities available for sale;
    Due in one year or less................................. $ 13,218  $ 13,359
    Due after one year through five years...................  115,995   120,078
    Due after five years through ten years..................  202,843   213,213
    Due after ten years.....................................  153,602   164,940
                                                             --------  --------
                                                              485,658   511,590
   Mortgage- and asset-backed securities....................  126,928   131,561
                                                             --------  --------
                                                             $612,586  $643,151
                                                             ========  ========

   Proceeds from sales of fixed maturities available for sale were $46,039 in 1998, $113,035 in 1997, and $15,246 in 1996. Gross gains realized on these sales were $928 in 1998, $112 in 1997, and $749 in 1996. Gross losses on these sales were $927 in 1998, $5,716 in 1997, and $0 in 1996.

Note 4--Deferred Acquisition Costs

  An analysis of deferred acquisition costs and the value of insurance purchased is as follows:

                                  1998                  1997                  1996
                          --------------------- --------------------- ---------------------
                           Deferred   Value of   Deferred   Value of   Deferred   Value of
                          Acquisition Insurance Acquisition Insurance Acquisition Insurance
                             Cost     Purchased    Cost     Purchased    Cost     Purchased
                          ----------- --------- ----------- --------- ----------- ---------
Balance at beginning of
 year...................   $176,897    $33,754   $169,986    $16,160   $144,716    $18,679
 Additions:
  Deferred during peri-
   od:
  Commissions...........     36,328          0     27,664          0     28,492          0
  Other expenses........      6,529          0      5,821          0      5,252          0
                           --------    -------   --------    -------   --------    -------
   Total deferred.......     42,857          0     33,485          0     33,744          0
  Value of insurance
   purchased............          0          0          0     21,305          0          0
 Adjustment attributable
  to unrealized invest-
  ment loss (1).........        276          0          0          0      8,857          0
                           --------    -------   --------    -------   --------    -------
   Total additions......     43,133          0     33,485     21,305     42,601          0
 Deductions:
  Amortized during peri-
   od...................    (24,720)    (3,154)   (21,019)    (3,711)   (16,894)    (2,519)
  Adjustment
   attributable to
   unrealized investment
   gains (1)............         0           0     (5,387)         0         0           0
  Adjustment attribut-
   able to realized
   investment gains
   (1)..................         0           0       (168)         0       (437)         0
  Adjustment to deferred
   commissions due to
   reorganization.......    (12,277)         0          0          0          0          0
                           --------    -------   --------    -------   --------    -------
   Total deductions.....    (36,997)    (3,154)   (26,574)    (3,711)   (17,331)    (2,519)
                           --------    -------   --------    -------   --------    -------
Balance at end of year..   $183,033    $30,600   $176,897    $33,754   $169,986    $16,160
                           ========    =======   ========    =======   ========    =======

                    UNITED INVESTORS LIFE INSURANCE COMPANY
                  NOTES TO FINANCIAL STATEMENTS--(Continued)
                         (Dollar amounts in thousands)
--------
(1) Represents amounts pertaining to investments relating to universal life-type products.

  The amount of interest accrued on the unamortized balance of value of insurance purchased was approximately $755, $938, and $1,100 for the years ended December 31, 1998, 1997 and 1996, respectively. The average interest accrual rates used were 6.15%, 6.29% and 6.44%, respectively. The estimated amount of the unamortized value of business purchased balance at December 31, 1998 to be amortized during each of the next five years is: 1999, $2,452; 2000, $2,137; 2001, $1,876; 2002, $1,659; 2003, $1,479.

  In the event of lapses or early withdrawals in excess of those assumed, deferred acquisition costs and the value of insurance purchased may not be recoverable.

Note 5--Property and Equipment

  A summary of property and equipment used in the business is as follows:

                                          At December 31,     At December 31,
                                               1998                1997
                                        ------------------- -------------------
                                               Accumulated         Accumulated
                                         Cost  Depreciation  Cost  Depreciation
                                        ------ ------------ ------ ------------
Data processing equipment.............. $  227    $  178    $  216    $  161
Transportation equipment...............     72        36       132        55
Furniture and office equipment ........    928       917       922       913
                                        ------    ------    ------    ------
  Total................................ $1,227    $1,131    $1,270    $1,129
                                        ======    ======    ======    ======

  Depreciation expense on property and equipment used in the business was $39, $42 and $44 in each of the years 1998, 1997, and 1996, respectively.

Note 6--Future Policy Benefit Reserves

   A summary of the assumptions used in determining the liability for future policy benefits at December 31, 1998 is as follows:

                           Individual Life Insurance

Interest Assumptions:

                                                  Percent of
      Years of Issue         Interest Rates       Liability
      --------------   -------------------------- ----------
      1962-1998        3.00% level to 6.00% level     12%
      1986-1992             7.00% graded to 6.00%     22%
      1962-1985             8.50% graded to 6.00%      4%
      1981-1985             8.50% graded to 7.00%      4%
      1984-1998                Interest Sensitive     58%
                                                     ----
                                                     100%
                                                     ====

Mortality assumptions:
  The mortality tables used are various statutory mortality tables and modifications of:

                          1965-70 Select and Ultimate Table
                          1975-80 Select and Ultimate Table

Withdrawal assumptions:
  Withdrawal assumptions are based on United Investors' experience.

                    UNITED INVESTORS LIFE INSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS--(Continued)
                         (Dollar amounts in thousands)

Note 7--Income Taxes

   United Investors is included in the life-nonlife consolidated federal income tax return filed by Torchmark. Under the tax allocation agreement with Torchmark, a company with taxable income pays tax equal to the amount it would pay if it filed a separate tax return. A company with a loss is paid a tax benefit currently to the extent that affiliated companies with taxable income utilize that loss.

  Total income taxes were allocated as follows:

                                                     Year Ended December 31,
                                                     -------------------------
                                                      1998     1997     1996
                                                     -------  -------  -------
   Net operating income before income taxes......... $25,567  $18,843  $19,078
   Shareholders' equity:
    Unrealized gains (losses).......................     514    5,512   (4,217)
    Tax basis compensation expense in excess of
     amounts recognized for financial reporting
     purposes from the exercise of stock options....     (68)    (519)       0
    Tax benefit received on deferred commission
     credit due to reorganization...................  (4,297)       0        0
    Other...........................................     300        1     (152)
                                                     -------  -------  -------
                                                     $22,016  $23,837  $14,709
                                                     =======  =======  =======

   Income tax expense before the adjustments to shareholder's equity is summarized below:

                                                        Year Ended December 31,
                                                        -----------------------
                                                         1998    1997    1996
                                                        ------- ------- -------
    Current income tax expense......................... $19,145 $12,790 $18,305
    Deferred income tax expense........................   6,422   6,053     773
                                                        ------- ------- -------
                                                        $25,567 $18,843 $19,078
                                                        ======= ======= =======

   In 1998, 1997, and 1996, deferred income tax expense was incurred because of the difference between net operating income before income taxes as reported on the statements of operations and taxable income as reported on United Investor's income tax returns. As explained in Note 1, this difference caused the financial statement book values of some assets and liabilities to be different from their respective tax bases.

   The effective income tax rate differed from the expected 35% rate in 1998, 1997 and 1996 as shown below:

                                               Year Ended December 31,
                                         ----------------------------------------
                                          1998     %    1997     %    1996     %
                                         -------  ---  -------  ---  -------  ---
   Expected income taxes...............  $28,764   35% $18,757   35% $19,020   35%
   Increase (reduction) in income taxes
    resulting from:
    Tax-exempt investment income.......   (3,532)  (4)     (18)   0      (38)   0
    Purchase accounting differences....      331    0       99    0       99    0
    Other..............................        4    0       5     0       (3)   0
                                         -------  ---  -------  ---  -------  ---
   Income taxes........................  $25,567   31% $18,843   35% $19,078   35%
                                         =======  ===  =======  ===  =======  ===

                    UNITED INVESTORS LIFE INSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS--(Continued)
                         (Dollar amounts in thousands)
Note 7--Income Taxes (continued)

   The tax effects of temporary differences that gave rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

                                                        Year Ended December 31,
                                                        -----------------------
                                                           1997        1996
                                                        ----------- -----------
   Deferred tax assets:
    Future policy benefits and unearned and advance
     premiums.......................................... $         0 $     4,777
    Present value of future policy surrender charges...      20,153      13,925
    Other liabilities, principally due to the current
     nondeductibilty for tax purposes of certain
     accrued expenses..................................         132         203
                                                        ----------- -----------
    Total gross deferred tax assets....................      20,285      18,905
   Deferred tax liability:
    Future policy benefits and unearned and advance
     premiums..........................................       2,022           0
    Deferred acquisition costs.........................      61,881      62,863
    Unrealized investment gains........................       8,428       7,914
    Other..............................................       7,529         767
                                                        ----------- -----------
    Total gross deferred tax liabilities...............      79,860      71,544
                                                        ----------- -----------
    Net deferred tax liability......................... $    59,575 $    52,639
                                                        =========== ===========

   In United Investor's opinion, all deferred tax assets will be recoverable.

   United Investors has not recognized a deferred tax liability of approximately $2,200 that arose prior to 1984 on temporary differences related to its policyholders' surplus account. A current tax expense will be recognized in the future if and when this tax becomes payable.

Note 8--Postretirement Benefits

   Pension Plans: United Investors has retirement benefit plans and savings plans which cover substantially all employees. There is also a nonqualified excess benefit plan which covers certain employees. The plans cover primarily employees of United Investors, Liberty National and Torchmark. The total cost of these retirement plans charged to UILIC's operations was as follows:

                                                                         Defined
                                                              Defined    Benefit
   Year Ended                                               Contribution Pension
   December 31,                                                Plans      Plans
   ------------                                             ------------ -------
    1998..................................................      $42       $114
    1997..................................................       44        118
    1996..................................................       41        115

   United Investors accrues expense for the defined contribution plans based on a percentage of the employees contributions. The plans are funded by the employee contributions and a United Investors contribution equal to the amount of accrued expense.

                    UNITED INVESTORS LIFE INSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS--(Continued)
                         (Dollar amounts in thousands)
Note 8--Postretirement Benefits (continued)

   Cost for the defined benefit pension plans has been calculated on the projected unit credit actuarial cost method. Contributions are made to the pension plans subject to minimums required by regulation and maximums allowed for tax purposes. Accrued pension expense in excess of amounts contributed has been recorded as a liability in UILIC's financial statements and was $55 thousand and $55 thousand at December 31, 1998 and 1997, respectively. The total unfunded plan liability recorded at December 31, 1998 was $459. The plans covering the majority of employees are organized as trust funds whose assets consist primarily of investments in marketable long-term fixed maturities and equity securities which are valued at market.

   The excess benefit pension plan provides the benefits that an employee would have otherwise received from a defined benefit pension plan in the absence of the Internal Revenue Codes limitation on benefits payable under a qualified plan. Although this plan is unfunded, pension cost is determined in a similar manner as for the funded plans. UILIC's liability for the excess benefit plan was $19 thousand and $19 thousand as of December 31, 1998 and 1997, respectively.

   Net periodic pension cost for the defined benefit plans by expense component was as follows:

                                                    Year Ended December 31,
                                                    -------------------------
                                                     1998     1997     1996
                                                    -------  -------  -------
   Service cost--benefits earned during period..... $   679  $   638  $   638
   Interest cost on projected benefit obligation...   1,657    1,575    1,478
   Actual return on assets.........................  (3,118)  (2,335)  (1,940)
   Net amortization and deferral...................   1,942    1,351    1,032
                                                    -------  -------  -------
    Total net periodic cost........................   1,160    1,229    1,208
    Periodic cost allocated to other participating
     employers.....................................   1,046    1,111    1,093
                                                    -------  -------  -------
   UILIC's net periodic cost....................... $   114  $   118  $   115
                                                    =======  =======  =======

                    UNITED INVESTORS LIFE INSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS--(Continued)
                         (Dollar amounts in thousands)

Note 8--Postretirement Benefits (continued)

   United Investors adopted FASB Statement No. 132, Employers Disclosures about Pensions and Other Postretirement Benefits, effective for year-end 1998 with comparative periods restated. In accordance with this Standard, the following table presents a reconciliation from the beginning to the end of the year of the benefit obligation and plan assets. This table also presents a reconciliation of the plans funded status with the.amounts recognized on United Investors's and Liberty National's balance sheet.

                                                                 Pension
                                                              Benefits For
                                                             the year ended
                                                              December 31,
                                                             ----------------
                                                              1998     1997
                                                             -------  -------
   Changes in benefit obligation:
   Obligation at the beginning of year...................... $21,841  $19,706
   Service cost.............................................     679      638
   Interest cost............................................   1,657    1,575
   Actuarial gain (loss)....................................   1,061      775
   Benefits paid............................................  (2,008)    (853)
                                                             -------  -------
   Obligation at the end of year............................  23,230   21,841

   Changes in plan assets:
   Fair value at the beginning of year......................  16,054   13,811
   Return on assets.........................................   3,118    2,335
   Contributions............................................     976      761
   Benefits paid............................................  (2,008)    (853)
                                                             -------  -------
   Fair value at the end of year............................  18,140   16,054
                                                             -------  -------

       Funded status at year end............................  (5,090)  (5,787)

   Unrecognized amounts at year end:
   Unrecognized actuarial loss (gain).......................    (775)      12
   Unrecognized prior service cost..........................   1,044    1,137
   Unrecognized transition obligation.......................       0        0
                                                             -------  -------
     Net amount recognized at year end...................... $(4,821) $(4,638)
                                                             =======  =======
   Amounts recognized consist of:
   Prepaid benefit cost..................................... $  (459) $  (459)
   Accrued benefit liability................................  (4,707)  (5,415)
   Intangible asset.........................................     345    1,236
                                                             -------  -------
    Net amount recognized at year end.......................  (4,821)  (4,638)
    Net amount recognized allocated to other participating
     employers..............................................  (4,747)  (4,564)
                                                             -------  -------
   UILIC's net amount recognized at year end................ $   (74) $   (74)
                                                             =======  =======

   The weighted average assumed discount rates used in determining the actuarial benefit obligations was 7.0% in 1998 and 7.5% in 1997. The rate of assumed compensation increase was 4.0% in 1998 and 4.5% in 1997 while the expected long-term rate of return on plan assets was 9.25% in 1998 and 9.25% in 1997.

   Postretirement Benefit Plans Other Than Pensions: United Investors provides postretirement life insurance benefits for most retired employees, and also provides additional postretirement life insurance benefits for certain key employees. The majority of the life insurance benefits are accrued over the working lives of active employees.

                    UNITED INVESTORS LIFE INSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS--(Continued)
                         (Dollar amounts in thousands)

Note 8--Postretirement Benefits (continued)

   For retired employees over age sixty-five, United Investors does not provide postretirement benefits other than pensions. United Investors does provide a portion of the cost for health insurance benefits for employees who retired before February 1, 1993 and before age sixty-five, covering them until they reach age sixty-five. Eligibility for this benefit was generally achieved at age fifty-five with at least fifteen years of service. This subsidy is minimal to retired employees who did not retire before February 1,1993. This plan is unfunded.

   The components of net periodic postretirement benefit cost other than pensions is as follows:

                                                    Year Ended December 31,
                                                    -------------------------
                                                     1998     1997     1996
                                                    -------  -------  -------
   Service cost ................................... $   112  $    86  $    76
   Interest on accumulated postretirement. benefit
    obligation.....................................     377      357      403
   Actual return on assets.........................       0        0        0
   Net amortization and deferral...................    (251)    (374)    (242)
                                                    -------  -------  -------
    Total net periodic postretirement cost.........     238       69      237
    Periodic cost allocated to other participating
     employers.....................................     233       68      232
                                                    -------  -------  -------
   UILIC's net periodic postretirement cost........ $     5  $     1  $     5
                                                    =======  =======  =======

   The following table presents a reconciliation of the benefit obligation and plan assets from the beginning to the end of the year, also reconciling the funded status to the accrued benefit liability.

                                                  Benefits Other than Pension
                                                      For the year ended
                                                         December 31,
                                                  ----------------------------
                                                      1998           1997
                                                  -------------  -------------
   Changes in benefit obligation:
   Obligation at the beginning of year..........  $       4,775  $       5,010
   Service cost.................................            112             86
   Interest cost................................            377            357
   Actuarial gain (loss)........................            559              0
   Benefits paid................................           (561)          (678)
                                                  -------------  -------------
   Obligation at the end of year................          5,262          4,775

   Changes in plan assets:
   Fair value at the beginning of year..........              0              0
   Return on assets.............................              0              0
   Contributions................................            561            678
   Benefits paid................................           (561)          (678)
                                                  -------------  -------------
   Fair value at the end of year................              0              0
                                                  -------------  -------------

     Funded status at year end..................         (5,262)  (      4,775)

   Unrecognized amounts at year end:
   Unrecognized actuarial loss (gain)...........           (553)        (1,157)
   Unrecognized prior service cost..............           (357)          (563)
                                                  -------------  -------------
    Net amount recognized at year end as accrued
     benefit liability..........................         (6,172)        (6,495)
    Net amount recognized allocated to other
     participating employers....................         (6,070)        (6,386)
                                                  -------------  -------------
   UILIC's net amount recognized at year end as
    accrued benefit liability...................  $        (102) $        (109)
                                                  =============  =============

                    UNITED INVESTORS LIFE INSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS--(Continued)
                         (Dollar amounts in thousands)

Note 8--Postretirement Benefits (continued)

   For measurement purposes, a 7.0% to 8.0% annual rate of increase in per capita cost of covered healthcare benefits was assumed for 1998. These rates grade to ranges of 4.5% to 5.5% by the year 2007. The health care cost trend rate assumption has a significant effect on the amounts reported, as illustrated in the following table which presents the effect of a one-percentage-point increase and decrease on the service and interest cost components and the benefit obligation:

Effect on:

                                                                Change in Trend
                                                                     Rate
                                                               -----------------
                                                                  1%       1%
                                                               Increase Decrease
                                                               -------- --------
   Service and interest cost components.......................   $ 35    $ (31)
   Benefit obligation.........................................    326     (300)

   The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.00% in 1998 and 7.50% in 1997.

Note 9--Related Party Transactions

   United Investors was charged for space, equipment and services provided by an affiliate amounting to $1,840 in 1998, $1,852 in 1997 and $1,797 in 1996.

   Torchmark performed certain administrative services for United Investors for which it was charged $612 in 1998, $468 in 1997 and $384 in 1996.

   In November 1994, United Investors loaned Torchmark $35,000 at an interest rate of 8.110%, and in October 1998, United Investors loaned Torchmark an additional $10,626 at an interest rate of 7.875%. Interest income related to the Torchmark loans totaling $2,989, $2,838 and $2,838 for 1998, 1997 and 1996, respectively, is included in the accompanying financial statements. In January 1996, United Investors loaned Liberty National $3,500 at an interest rate of 5.75%. This loan was paid in full in February 1996. Interest income related to this loan totaling $9 at December 31, 1996 is included in the accompanying financial statements. In 1997, United Investors loaned Torchmark, Liberty National and United American $8,060, $10,520 and $5,500 respectively at an interest rate of 5.5% all of which were repaid prior to December 31, 1997. Interest income related to these loans totaling $1, $2 and $22 respectively is included in the accompanying financial statements. In 1998, United Investors loaned Liberty National and United American $1,400 and $1,000 respectively at an interest rate of 5.5% all of which were repaid prior to December 31, 1998. Interest income related to these loans totaling $2 and $2 respectively is included in the accompanying financial statements. During 1998, TMK loaned United Investors $14,800 in a series of six separate loans at an interest rate of 5.5% all of which were repaid prior to December 31, 1998. Interest expenses related to these loans totaling $34 is included in the accompanying financial statements.

   Effective January 1, 1997 United Investors assumed a block of annuity products totaling $200,321 from United American Insurance Company (United American), an affiliated company, on 100% funds withheld coinsurance basis. In connection with this transaction, United Investors paid a ceding fee totaling $21,305, $10,000 of which was paid in cash, and recorded a due from affiliates totaling $189,016 at the end of 1997. The funds withheld totaled $229,194 and $190,235 at December, 1998 and 1997, respectively. Interest income totaled $13,665 and $11,876 in 1998 and 1997, respectively, and is included in other income. The reserve for annuity balances assumed in connection with this business totaled $241,357 and $210,276 as of December 31, 1998 and 1997, respectively. United Investors reimbursed United American for administrative expenses in the amount of $800 in 1998 and $897 in 1997.

                    UNITED INVESTORS LIFE INSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS--(Continued)
                         (Dollar amounts in thousands)

   United Investors serves as sponsor to four separate accounts. During 1997, United Investors was also a investor in two of the separate accounts. These investments were sold during 1998 for $18.4 million and United Investors is no longer a depositor to any of its separate accounts.

   On March 3, 1998, Waddell & Reed Financial, Inc. contributed 188,212 shares of TMK 6 1/2% Cumulative Preferred Stock, Series A to UILIC due the reorganization discussed in Note 1--Summary of Significant Accounting Policies. Dividend income, on these shares, in the amount of $10,093 is included in the accompanying financial statements.

Note 10--Commitments and Contingencies

   Reinsurance: United Investors reinsures that portion of insurance risk which is in excess of its retention limit. The maximum net retention limit for ordinary life insurance is $500 per life. Life insurance ceded represented 2% of total life insurance in force at December 31, 1998 and 3% of premium income for 1998. United Investors would be liable for the reinsured risks ceded to other companies to the extent that such reinsuring companies are unable to meet their obligation. Except as disclosed in Note 9, United Investors does not assume insurance risks of other companies.

   Restrictions on the transfer of funds: Regulatory restrictions exist on the transfer of funds from insurance companies. These restrictions generally limit the payment of dividends to the statutory net gain from operations of the prior year in the absence of special approval. Additionally, insurance companies are not permitted to distribute the excess of shareholder's equity as determined on a GAAP basis over that determined on a statutory basis. Restricted net assets at December 31, 1998 in compliance with all regulations were $392,823.

   Litigation: United Investors is engaged in routine litigation arising from the normal course of business. In management's opinion, this litigation will not materially affect United Investors' financial position or results of operations.

   Concentration of credit risk: United Investors maintains a highly diversified investment portfolio with limited concentration in any given region, industry, or economic characteristic. The investment consists of investment grade corporate bonds (55.7%), securities of the U.S. government or U.S. government-backed securities (18.2%), non investment grade securities (12.3%), municipal governments (4.4%), non government guaranteed mortgage backed securities (3.3%), and policy loans (2.6%) which are secured by the underlying policy value. The balance of the portfolio is invested in short-term investments (3.5%).

   Investments in municipal governments and corporations are made throughout the U.S. with no concentration in any given state. Corporate debt investments are made in a wide range of industries. At December 31, 1998, 1% or more of the portfolio was invested in the following industries: financial services (19.8%); chemicals and allied products (6.2%); manufacturing (5.8%); consumer goods (5.5%); public utilities (4.9%); media and communications (4.6%); transportation (4.2%); services (4.1%); retailing (3.9%); machinery and equipment (3.3%); petroleum (2.7%); asset-backed securities (1.2%); paper and allied products (1.1%). At the end of 1998, 12.3% of the carrying value of fixed securities was rated below investment grade. Par value of these investments was $84.249, amortized cost was $83.731, and market value was $84.588. While these investments could be subject to additional credit risk, such risk should generally be reflected in market value.

   Collateral requirements: United Investors requires collateral for investments in instruments where collateral is available and typically required because of the nature of the investment. Since the majority of United Investor's investments are in government, government-secured, or corporate securities, the requirement for collateral is rare.

                    UNITED INVESTORS LIFE INSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS--(Continued)
                         (Dollar amounts in thousands)
Note 11--Supplemental Disclosures for Cash Flow Statement

   The following table summarizes United Investors' noncash transactions, which are not reflected on the statement of cash flow as required by GAAP:

                                                       Year Ended December 31,
                                                      -------------------------
                                                        1998     1997    1996
                                                      -------- -------- -------
       Due from affiliates........................... $229,194 $189,016 $     0
       Value of business purchased...................        0   11,305       0
       Future policy benefits........................  241,357  200,321       0
       Impact from reorganization of
        Waddell & Reed ..............................  203,871        0       0


   The following table summarizes certain amounts paid during the period:

                                                       Year Ended December 31,
                                                      -------------------------
                                                        1998     1997    1996
                                                      -------- -------- -------
       Taxes paid....................................  $26,054   $8,631 $22,111

Note 12--Business Segments

   United Investors' segments are based on the insurance product lines it markets and administers, life insurance and annuities. These major product lines are set out as segments because of the common characteristics of products within these categories, comparability of margins, and the similarity in regulatory environment and management techniques. There is also an investment segment which manages the investment portfolio, debt, and cash flow for the insurance segments and the corporate function.

   Life insurance products include traditional and interest-sensitive whole life insurance as well as term life insurance. Annuities include both fixed-benefit and variable contracts. Variable contracts allow policyholders to choose from a variety of mutual funds in which to direct their deposits.

   United Investors markets its insurance products through a number of distribution channels, each of which sells the products of one or more of United Investors's insurance segments. The tables below present segment premium revenue by each of United Investors's marketing groups.

                                                For the Year 1998
                                     ------------------------------------------
                                         Life         Annuity         Total
                                     -------------  ------------  -------------
                                             % of          % of           % of
Distribution Channel                 Amount  Total  Amount Total  Amount  Total
--------------------                 ------- -----  ------ -----  ------- -----
Independent Producers............... $ 8,004  11.5%  $            $ 8,004  11.4%
Waddell & Reed......................  61,511  88.4%                61,511  87.9%
United American ....................                  415  100.0%     415   0.6%
Globe Direct Response...............      57   0.1%                    57   0.1%
                                     ------- -----   ----  -----  ------- -----
                                     $69,572 100.0%  $415  100.0% $69,987 100.0%
                                     ======= =====   ====  =====  ======= =====

                    UNITED INVESTORS LIFE INSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS--(Continued)
                         (Dollar amounts in thousands)

Note 12--Business Segments (continued)

                                                For the Year 1997
                                     ------------------------------------------
                                         Life         Annuity         Total
                                     -------------  ------------  -------------
                                             % of          % of           % of
Distribution Channel                 Amount  Total  Amount Total  Amount  Total
--------------------                 ------- -----  ------ -----  ------- -----
Independent Producers............... $ 7,264  10.6%  $            $ 7,264  10.6%
Waddell & Reed......................  61,149  89.4%                61,149  89.0%
United American ....................                  310  100.0%     310   0.4%
                                     ------- -----   ----  -----  ------- -----
                                     $68,413 100.0%  $310  100.0% $68,723 100.0%
                                     ======= =====   ====  =====  ======= =====

                                                For the Year 1996
                                     ------------------------------------------
                                         Life         Annuity         Total
                                     -------------  ------------  -------------
                                             % of          % of           % of
Distribution Channel                 Amount  Total  Amount Total  Amount  Total
--------------------                 ------- -----  ------ -----  ------- -----
Independent Producers............... $ 6,795  10.4%  $            $ 6,795  10.4%
Waddell & Reed......................  58,319  89.6%                58,319  89.6%
                                     ------- -----   ----  -----  ------- -----
                                     $65,114 100.0%  $       0.0% $65,114 100.0%
                                     ======= =====   ====  =====  ======= =====

   Because of the nature of the insurance industry, United Investors has no individual or group which would be considered a major customer. Substantially all of United Investors's business is conducted in the United States, primarily in the Southeastern and Southwestern regions.

   The measure of profitability for insurance segments is underwriting income before other income and administrative expenses, in accordance with the manner the segments are managed. It essentially represents gross profit margin on insurance products before insurance administrative expenses and consists of premium, less net policy obligations, acquisition expenses, and commissions. It differs from GAAP pretax operating income before other income and administrative expense for two primary reasons. First, there is a reduction to policy obligations for interest credited by contract to policyholders because this interest is earned and credited by the investment segment. Second, interest is also added to acquisition expense which represents the implied interest cost of deferred acquisition costs, which is funded by and is attributed to the investment segment.

                    UNITED INVESTORS LIFE INSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS--(Continued)
                         (Dollar amounts in thousands)

Note 12--Business Segments (continued)

   The measure of profitability for the investment segment is excess investment income, which represents the income earned on the investment portfolio in excess of net policy requirements. The investment segment is measured on a tax-equivalent basis, equating the return on tax-exempt investments to the pretax return on taxable investments. Other than the above-mentioned interest allocations, there are no other intersegment revenues or expenses. All other unallocated revenues and expenses on a pretax basis, including insurance administrative expense, are included in the "Other" segment category. The table below sets forth a reconciliation of United Investors's revenues and operations by segment to its major income statement line items.


                                            For the Year 1998
                         -----------------------------------------------------------
                           Life    Annuity   Investment  Other   Adjustments  Total
                         --------  --------  ---------- -------  ----------- -------
Revenues
 Premium................ $ 69,572  $    415   $         $            $       $69,987
 Policy Charges and
  fees..................   12,048    33,065                                   45,113
 Net Investment income..                        61,373                        61,373
 Other income...........             13,665                                   13,665
                         --------  --------   --------  -------      ---     -------
  Total Revenues........   81,620    47,145     61,373                       190,138

Benefits and Expenses
 Policy Benefits........   51,430    25,892                                   77,322
 Required reserve
  interest..............  (18,832)  (18,162)    36,994                             0
 Amortization of
  acquisition costs.....   16,306    11,568                                   27,874
 Commissions and premium
  taxes.................    5,182       398                                    5,580
 Required interest on
  acquisition costs.....    7,958     4,814    (12,772)                            0
                         --------  --------   --------  -------      ---     -------
  Total Expenses........   62,044    24,510     24,222                       110,776
                         --------  --------   --------  -------      ---     -------

 Underwriting income
  before other income
  and administrative
  expense...............   19,576    22,635     37,151                        79,362
 Administrative
  Expense...............                                  5,633                5,633
 Goodwill amortization..                                    946                  946
 Deferred acquisition
  cost adjustment.......
                         --------  --------   --------  -------      ---     -------
 Pretax operating
  income................ $ 19,576  $ 22,635   $ 37,151  $(6,579)     $ 0      72,783
                         ========  ========   ========  =======      ===
 Realized investment gains/losses and deferred acquisition cost
  adjustment.............................................................      9,401
                                                                             -------
  Pretax income..........................................................    $82,184
                                                                             =======

                    UNITED INVESTORS LIFE INSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS--(Continued)
                         (Dollar amounts in thousands)

Note 12--Business Segments (continued)

                                            For the Year 1997
                         ----------------------------------------------------------
                          Life    Annuity  Investment  Other   Adjustments  Total
                         -------  -------  ---------- -------  ----------- --------
Revenues
 Premium................ $68,413  $   310   $         $           $        $ 68,723
 Policy Charges and
  fees..................   9,573   27,009                                    36,582
 Net Investment income..                     51,514                          51,514
 Other income...........           11,876                                    11,876
                         -------  -------   -------   -------     -----    --------
  Total Revenues........  77,986   39,195    51,514                         168,695

Benefits and Expenses
 Policy Benefits........  47,930   25,189                                    73,119
 Required reserve
  interest.............. (18,067) (19,735)   37,802                               0
 Amortization of
  acquisition costs.....  14,671   10,227                                    24,898
 Commissions and premium
  taxes.................   5,647      604                                     6,251
 Required interest on
  acquisition costs.....   8,044    4,287   (12,331)                              0
                         -------  -------   -------   -------     -----    --------
  Total Expenses........  58,225   20,572    25,471                         104,268
                         -------  -------   -------   -------     -----    --------

 Underwriting income
  before other income
  and administrative
  expense...............  19,761   18,623    26,043                          64,427
 Administrative
  Expense...............                                5,186                 5,186
 Goodwill amortization..                                  284                   284
 Deferred acquisition
  cost adjustment.......                                            168         168
                         -------  -------   -------   -------     -----    --------
 Pretax operating
  income................ $19,761  $18,623   $26,043   $(5,470)    $(168)     58,789
                         =======  =======   =======   =======     =====
 Realized investment gains/losses and deferred acquisition cost
  adjustment...........................................................      (5,197)
                                                                           --------
  Pretax income........................................................    $ 53,592
                                                                           ========

                    UNITED INVESTORS LIFE INSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS--(Continued)
                         (Dollar amounts in thousands)

Note 12--Business Segments (continued)

                                             For the Year 1996
                         ------------------------------------------------------------
                           Life    Annuity   Investment  Other   Adjustments  Total
                         --------  --------  ---------- -------  ----------- --------
Revenues
 Premium................ $ 65,114  $          $         $           $        $ 65,114
 Policy Charges and
  fees..................    8,722    20,681                                    29,403
 Net Investment income..                        51,128                         51,128
 Other income...........                                                            0
                         --------  --------   --------  -------     -----    --------
  Total Revenues........   73,836    20,681     51,128                        145,645

Benefits and Expenses
 Policy Benefits........   47,355    15,807                                    63,162
 Required reserve inter-
  est...................  (17,021)  (20,599)    37,620                              0
 Amortization of acqui-
  sition costs..........   12,817     7,033                                    19,850
 Commissions and premium
  taxes.................    4,995       253                                     5,248
 Required interest on
  acquisition costs.....    8,045     3,712    (11,757)                             0
                         --------  --------   --------  -------     -----    --------
  Total Expenses........   56,191     6,206     25,863                         88,260
                         --------  --------   --------  -------     -----    --------

 Underwriting income be-
  fore other income and
  administrative ex-
  pense.................   17,645    14,475     25,265                         57,385
 Administrative Ex-
  pense.................                                  3,682                 3,682
 Goodwill amortization..                                    284                   284
 Deferred acquisition
  cost adjustment.......                                              437         437
                         --------  --------   --------  -------     -----    --------
 Pretax operating in-
  come.................. $ 17,645  $ 14,475   $ 25,265  $(3,966)    $(437)     52,982
                         ========  ========   ========  =======     =====
 Realized investment gains/losses and deferred acquisition cost
  adjustment.............................................................       1,362
                                                                             --------
  Pretax income..........................................................    $ 54,344
                                                                             ========


   Assets for each segment are reported based on a specific identification basis. The insurance segments' assets contain deferred acquisition costs, value of insurance purchased, and separate account assets. The investment segment includes the investment portfolio, cash, and accrued investment income. Goodwill is assigned to corporate operations. All other assets, representing less than 2% of total assets, are included in the other category. The table below reconciles segment assets to total assets as reported in the financial statements.

                                              At December 31, 1998
                         --------------------------------------------------------------
                           Life    Annuity   Investment  Other   Adjustments   Total
                         -------- ---------- ---------- -------- ----------- ----------
Cash and invested
 assets................. $        $           $873,478  $            $       $  873,478
Accrued investment
 income.................                        11,747                           11,747
Deferred acquisition
 costs..................  113,057    100,576                                    213,633
Goodwill................                                  29,465                 29,465
Separate account
 assets.................           2,425,262                                  2,425,262
Other Assets............                                 283,453                283,453
                         -------- ----------  --------  --------     ---     ----------
Total Assets............ $113,057 $2,525,838  $885,225  $312,918     $ 0     $3,837,038
                         ======== ==========  ========  ========     ===     ==========


                    UNITED INVESTORS LIFE INSURANCE COMPANY
                   NOTES TO FINANCIAL STATEMENTS--(Continued)
                         (Dollar amounts in thousands)

Note 12--Business Segments (continued)

                                              At December 31, 1997
                         --------------------------------------------------------------
                           Life    Annuity   Investment  Other   Adjustments   Total
                         -------- ---------- ---------- -------- ----------- ----------
Cash and invested
 assets................. $        $           $692,659  $           $         $ 692,659
Accrued investment
 income.................                        11,270                           11,270
Deferred acquisition
 costs..................  117,410     93,241                                    210,651
Goodwill................                                   6,771                  6,771
Separate account
 assets.................           1,876,439                                  1,876,439
Other Assets............                                 229,351                229,351
                         -------- ----------  --------  --------    -----    ----------
Total Assets............ $117,410 $1,969,680  $703,929  $236,122    $   0    $3,027,141
                         ======== ==========  ========  ========    =====    ==========


                                              At December 31, 1996
                         --------------------------------------------------------------
                           Life    Annuity   Investment  Other   Adjustments   Total
                         -------- ---------- ---------- -------- ----------- ----------
Cash and invested
 assets................. $        $           $664,861  $           $        $  664,861
Accrued investment
 income.................                        10,781                           10,781
Deferred acquisition
 costs..................  120,083     66,063                                    186,146
Goodwill................                                   7,055                  7,055
Separate account
 assets.................           1,420,025                                  1,420,025
Other Assets............                                  39,748                 39,748
                         -------- ----------  --------  --------    -----    ----------
Total Assets............ $120,083 $1,486,088  $675,642  $ 46,803    $   0    $2,328,616
                         ======== ==========  ========  ========    =====    ==========

United Investors Life Insurance Company
Balance Sheet (Unaudited)
as of September 30, 1999

(Amounts in thousands, except share and per share amounts)

                                    ASSETS

Investments:

     Fixed maturities                                             $  773,347
     Equity securities                                                 3,060
     Policy loans                                                     18,913
     Other long term investments                                           0
     Short term investments                                           10,160
                                                             ---------------
     Total investments                                               805,480

Cash                                                                   2,152
Accrued investment income                                             11,086
Receivables                                                            2,590
Receivables from affiliates                                          362,529
Deferred acquisition cost                                            224,347
Value of business purchased                                            8,927
Goodwill                                                              28,755
Property and equipment                                                   214
Other assets                                                           3,242
Separate accounts                                                  2,704,602
                                                             ---------------
                                                                  $4,153,924
                                                             ===============


                     LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:
     Future policy benefits                                       $  812,104
     Unearned and advance premiums                                     2,821
     Other policy benefits                                             6,897
                                                             ---------------
          Total policy liabilities                                   821,822

     Accrued income taxes                                             51,504
     Other liabilities                                                 5,967
     Due to affiliates                                                30,762
     Separate account liabilities                                  2,704,602
                                                             ---------------
          Total liabilities                                        3,614,657

Shareholders' equity:
     Common stock, par value per $6 per share
      authorized, issued and outstanding:
        500,000 shares                                                 3,000
Additional paid in capital                                           350,388
Unrealized investment gains, net of applicable taxes                  (6,696)
Retained earnings                                                    192,575
                                                             ---------------
     Total shareholders' equity                                      539,267
                                                             ---------------
     Total liabilities and shareholders' equity                   $4,153,924
                                                             ===============

United Investors Life Insurance Company
Statement of Cash Flows (Unaudited)
for the nine-month period ended September 30, 1999

(Amounts in thousands)


Cash flow from operating activities
Net Income                                                          $  43,037
Adjustments to reconcile net income to net cash
    (used in) operating activities:
   Net interest credited and product charges on
    universal life and investment products                               (560)
   Increase in liability for future benefits                              (78)
   Amortization of deferred acquisition costs                          24,513
   Policy acquisition costs                                           (42,971)
   Change in tax liability                                              7,607
   Change in other liabilities                                          3,792
   Change in receivables                                               (3,913)
   Amortization of goodwill                                               709
   Amortization of investments                                            329
   Adjustment for realized gains                                        2,806
   Change in payable/receivable from affiliates                        (4,019)
                                                                    ---------
Net cash (used in) operating activities                                31,252
                                                                    ---------
Cash flows from investing activities:
Proceeds from investments:
   Fixed investments                                                  168,251
   Other invested assets                                                    0
                                                                    ---------
    Total investments sold or matured                                 168,251
Cost of investments acquired:
   Fixed investments                                                 (158,045)
   Equity securities                                                   (3,400)
   Other invested assets                                                    0
   Net change in policy loans                                            (904)
                                                                    ---------
     Total acquisition of investments                                (162,349)
Net (increase) decrease in short-term investments                       2,513
Funds loaned to affiliates                                            (62,024)
Funds repaid from affiliates                                           54,200
Funds borrowed from affiliates                                          3,000
Funds repaid to affiliates                                             (3,000)
Additions to property                                                    (118)
                                                                    ---------
   Cash provided from (used for) investment activities                    473
Cash used for financing activities:                                 ---------

   Cash dividends paid to shareholders                                (41,000)
                                                                    ---------
                                                                      (41,000)
Increase (decrease) in cash                                            (9,275)
Cash at the beginning of the year                                      11,427
                                                                    ---------
Cash at end of year                                                 $   2,152
                                                                    =========

United Investors Life Insurance Company
Statement of Equity (Unaudited)
for the nine-month period ended September 30, 1999

(Amounts in thousands)

                                                                                        Net
                                                                                     Unrealized
                                                                     Additional     Appreciation                     Total
                                                       Common          Paid-in     (Depreciation)    Retained     Shareholders'
                                                        Stock          Capital     on Securities     Earnings        Equity
                                                       ------        ----------   ---------------   ----------   ---------------
Balance at January 1, 1999...........................  $3,000         $350,388         $15,654       $190,538        $559,580

Net income...........................................                                                  43,037          43,037

Other comprehensive income, net of tax:
  Change in unrealized appreciation (depreciation)...                                  (22,350)                       (22,350)
                                                                                                                     --------

Total comprehensive income...........................                                                                  20,687

Dividends............................................                                                 (41,000)        (41,000)
                                                       ------         --------         -------       --------        --------

Balance on September 30, 1999........................  $3,000         $350,388         ($6,696)      $192,575        $539,267
                                                       ======         ========         =======       ========        ========

United Investors Life Insurance Company
Statement of Income (Unaudited)
for the nine-month period ended September 30, 1999

(Amounts in thousands)

Revenues:
     Premiums                                                $ 54,976
     Policy charges and fees                                   40,162
     Net investment income                                     47,557
     Net realized investment gains                             (2,806)
     Other income                                              12,891
                                                             --------

     Total revenue                                            152,780

Benefits and expenses:
     Policy benefits
       Individual Life                                         38,097
        Annuity                                                19,675
                                                             --------
             Total policy benefits                             57,772

     Amortization of deferred acquisition costs                25,222
     Commissions and premium taxes                              4,467
     Other operating expenses                                   4,431
                                                             --------

             Total benefits and expenses                       91,892
                                                             --------

Net operating income before taxes                              60,888

Income tax expense                                             17,851
                                                             --------

Net income                                                   $ 43,037
                                                             ========

                                    Part II

                          UNDERTAKING TO FILE REPORTS

          Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                             RULE 484 UNDERTAKING

          Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Article XII of United Investors' By-Laws provides as follows:

     Each Director or officer, or former Director or officer, of this Corporation, and his legal representatives, shall be indemnified by the Corporation against liabilities, expenses, counsel fees and costs, reasonably incurred by him or his estate in connection with, or arising out of, any action, suit, proceeding or claim in which he is made a party by reason of his being, or having been, such Director or officer; and any person who, at the request of this Corporation, serves as Director or officer of another corporation in which this Corporation owns corporate stock, and his legal representatives, shall in like manner be indemnified by this Corporation; provided that, in either case shall the Corporation indemnify such Director or officer with respect to any matters as to which he shall be finally adjudged in any such action, suit or proceeding to have been liable for misconduct in the performance of his duties as such Director or officer. The indemnification herein provided for shall apply also in respect of any amount paid in compromise of any such action, suit, proceeding or claim asserted against such Director or officer (including expenses, counsel fees, and costs reasonably incurred in connection therewith), provided that the Board of Directors shall have first approved such proposed compromise settlement and determined that the officer or Director involved is not guilty of misconduct, but in taking such action any Director involved shall not be qualified to vote thereof, and if for this reason a quorum of the Board cannot be obtained to vote on such matters, it shall be determined by a committee of three (3) persons appointed by the shareholders at a duly called special meeting or at a regular meeting. In determining whether or not a Director or officer is guilty of misconduct in relation to any such matter, the Board of Directors or committee appointed by the shareholders, as the case shall be, may rely conclusively upon an opinion of independent legal counsel selected by such Board or committee. The rights to indemnification herein provided shall not be exclusive of any other rights to which such Director or officer may be lawfully entitled.

                REPRESENTATION PURSUANT TO SECTION 26(e)(2)(A)

          United Investors Life Insurance Company hereby represents that the fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by United Investors Life Insurance Company.

                      CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

     The facing sheet.
     The prospectus consisting of ___ pages.
     Undertaking to file reports.
     Rule 484 undertaking.
     Representation pursuant to Section 26(e)(2)(A).
     The signatures.
     Written consents of the following persons: John H. Livingston
                                                W. Thomas Aycock
                                                KPMG LLP
                                                Sutherland Asbill & Brennan LLP.

     The following exhibits, corresponding to those required by paragraph A of the instructions as to exhibits in Form N-8B-2:

     1.   A.
          (1) Resolution of the Board of Directors of United Investors Life Insurance Company establishing Titanium Universal Life Variable Account*
          (2)  Not Applicable
          (3)  (a)  First Union Securities, Inc. draft Agreements:
                    (i)   Distribution Agreement;**
                    (ii)  Selling Group Agreement;**
                    (iii) Commission Schedule.**
               (b)  United Securities Alliance, Inc. draft Agreements:
                    (i)   Distribution Agreement;**
                    (ii)  Selling Group Agreement;**
                    (iii) Commission Schedule.**
          (4)  Not applicable
          (5) Specimen Flexible Premium Variable Life Insurance Policy, Form TL99** (including Riders)
          (6) (a) Articles of Incorporation of United Investors Life Insurance Company \1\
               (b)  By-laws of United Investors Life Insurance Company/1/
          (7)  Not applicable
          (8)  Forms of Participation Agreements with:
               (a)  AIM Variable Insurance Funds, Inc./2/
               (b)  The Alger American Fund**
               (c)  BT Insurance Funds Trust**
               (d)  Dreyfus Variable Investment Fund**
               (e)  Evergreen Variable Annuity Trust**
               (f)  INVESCO Variable Investment Funds, Inc.**
               (g)  MFS Variable Insurance Trust/3/

               (h)  Strong Variable Insurance Funds, Inc.**
               (i)  Templeton Variable Products Series Fund**
          (9)  Not applicable
          (10) Application form**
          (11) Description of issuance, transfer and redemption procedures**

          B.   Not applicable

          C.   Not applicable

     2. Opinion and consent of John H. Livingston, Esquire as to the legality of the securities being registered**

     3.   Not applicable

     4.   Not applicable

     5.   Not applicable

     6. Opinion and consent of W. Thomas Aycock as to actuarial matters pertaining to the securities being registered**

     7.   (a)  Consent of independent accountants**
          (b)  Consent of Sutherland Asbill & Brennan LLP**

______________

* Incorporated by reference to the exhibit filed with the initial filing of this Form S-6 registration statement, File No. 333-89875, on October 28, 1999.

**    Filed herewith.

/1/ Incorporated herein by reference to the Exhibit filed electronically with Post-Effective Amendment No. 12 to the registration statement on Form S-6 (File No. 33-11465), filed on behalf of United Investors Life Variable Account on April 29, 1998 (previously filed on January 22, 1987 as an Exhibit to the Form S-6 registration statement, File No. 33-11465).

/2/ Incorporated herein by reference to the Exhibit filed with Post-Effective Amendment No. 1 to the Registration Statement on Form N-4 (File No. 333-12507) filed on behalf of the RetireMAP Variable Account on June 29, 1998.

/3/ Incorporated herein by reference to the Exhibit filed with Pre-Effective Amendment No. 2 to the Registration Statement on Form N-4 (File No. 333-12507) filed on behalf of the RetireMAP Variable Account on July 2, 1997.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant, Titanium Universal Life Variable Account, has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Birmingham and the State of Alabama, on the 21st day of January, 2000.

                             TITANIUM UNIVERSAL LIFE VARIABLE ACCOUNT
(SEAL)                                    (Registrant)

                             By: UNITED INVESTORS LIFE INSURANCE COMPANY
                                          (Depositor)

Attest: /s/ John H. Livingston         By: /s/ Anthony L. McWhorter
        ------------------------           ------------------------
        John H. Livingston                 Anthony L. McWhorter
        Secretary and Counsel              President and Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, United Investors Life Insurance Company has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Birmingham and the State of Alabama, on the 21st day of January, 2000.


(SEAL)                       UNITED INVESTORS LIFE INSURANCE COMPANY


Attest: /s/ John H. Livingston         By: /s/ Anthony L. McWhorter
        -------------------------          ------------------------
        John H. Livingston                 Anthony L. McWhorter
        Secretary and Counsel              President and Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities indicated on the date(s) set forth below.

Signature                     Title                                   Date
---------                     -----                                   ----


_________________________     Director
C.B. Hudson


/s/ Anthony L. McWhorter      Chairman of the Board of Directors,
-------------------------
Anthony L. McWhorter          President and Chief Executive
                              Officer                           January 21, 2000

/s/ W. Thomas Aycock          Director, Vice President and
-------------------------
W. Thomas Aycock              Chief Actuary                     January 21, 2000


                              Director and Executive Vice
------------------------
Tony G. Brill                 President--Marketing

________________________      Senior Vice President--Marketing
Mark S. McAndrew

________________________      Director
Larry M. Hutchison


/s/ Michael J. Klyce          Vice President and Treasurer      January 21, 2000
-------------------------
Michael J. Klyce


/s/ John H. Livingston        Director, Secretary and Counsel   January 21, 2000
--------------------------
John H. Livingston


/s/ James L. Mayton, Jr.      Vice President and Controller     January 21, 2000
--------------------------
James L. Mayton, Jr.


/s/ Carol A. McCoy            Director and Assistant Secretary  January 21, 2000
--------------------------
Carol A. McCoy


/s/ Ross W. Stagner           Director and Vice President       January 21, 2000
--------------------------
Ross W. Stagner


/s/ Terry W. Davis            Director and Vice President--     January 21, 2000
--------------------------
Terry W. Davis                Administration

                                 EXHIBIT INDEX

Exhibit No.    Name of Exhibit
-----------    ---------------

1.A.(3)(a)     First Union Securities, Inc. draft Agreements:
                        (i)   Distribution Agreement;**
                        (ii)  Selling Group Agreement;**
                        (iii) Commission Schedule.**

1.A.(3)(b)     United Securities Alliance, Inc. draft Agreements:
                        (i)   Distribution Agreement;**
                        (ii)  Selling Group Agreement;**
                        (iii) Commission Schedule.**

1.A.(5) Specimen Flexible Premium Variable Life Insurance Policy, Form TL99 (including Riders)

1.A.(8)        Forms of Participation Agreements

1.A.(10)       Application form

1.A.(11)       Description of issuance, transfer and redemption procedures

2. Opinion and consent of John H. Livingston, Esquire as to the legality of the securities being registered

6. Opinion and consent of W. Thomas Aycock as to actuarial matters pertaining to the securities being registered

7.(a)          Consent of independent accountants

7.(b)          Consent of Sutherland Asbill & Brennan LLP